SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Management Proposal for the

62nd Shareholders' Meeting to be held on

April 22, 2022

Eletrobras

TABLE OF CONTENTS

INVITATION 3
CALL NOTICE 4
1. PROCEDURES INHERENT TO AGO 8
2. BUSINESS TO BE RESOLVED AT AGO 15
LIST OF ANNEXES – AGO 28

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS summons all its shareholders to attend its 62nd Annual Shareholders' Meeting ("ASM"), as follows:

Date: April 22, 2022

Time (Brasília): 2 pm

The Shareholders' Meeting will be held entirely digitally pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of CVM Instruction No. 481, dated December 17, 2009 ("IN CVM 481"), on April 22, 2022, at 2:00 pm, through the Ten Meetings digital platform ("Digital Platform").

"Business to be resolved at ASM:

1. To take the Managers' accounts, review, discuss, and vote on the Management Report and the Complete Financial Statements of the Company for the accounting year ending as of December 31, 2021;

2. To resolve on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2021, and on the distribution of dividends;

3. To set the global compensation of Managers, the Company's Fiscal Council members, and the members of the Audit and Risk Statutory Committee.

The Company prepared this Management Proposal to meet the good corporate governance practices, and transparency requirements, with a view to guiding and clarifying all its Shareholders on the matters to be resolved, providing that its Superintendent's Office of Investors Relations will be at your disposal to clear up any additional questions.

Service Channels Website:
Eletrobras RI: https://ri.eletrobras.com/
E-mail: ombudsman-ri@eletrobras.com

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
(Publicly-held company)
CNPJ No. 00.001.180/0001-26

CALL NOTICE

62nd Shareholders' Meeting

We convene the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company") to meet at the Annual Shareholders' Meeting ("ASM"), in an exclusively digital form, pursuant to Article 4, Paragraph 2, Item I, and Article 21-C, Paragraphs 2 and 3 of CVM Instruction No. 481, dated December 17, 2009 ("IN CVM 481"), to be held on April 22, 2022, at 2:00 pm, through the Ten Meetings digital platform ("Digital Platform"), in order to resolve on the following Agenda:

Business to be resolved at ASM:

1. To take the Managers' accounts, review, and vote on the Management Report and the Complete Financial Statements of the Company for the accounting year ending as of December 31, 2021;

2. To resolve on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2021, and on the distribution of dividends;

3. To set the global compensation of Managers, the Company's Fiscal Council members, and the members of the Audit and Risk Statutory Committee.

Pursuant to paragraph one of Article 126 of Law 6404, dated December 15, 1976, as amended ("Brazilian Corporations Act") and the decision of CVM's Collective Board under CVM case No. RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders' meeting: (i) if by an individual, by an attorney-in-fact appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered with the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Articles and the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed in accordance with its Corporate Documents and the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions stated in the Management Proposal for shareholders' meetings, the shareholder may exercise their voting right by filling in and submitting the Remote Voting Ballot ("Voting Ballot"), made available by the Company at the Company's websites (https://ri.eletrobras.com/), that of Securities and Exchange Commission ("CVM") (www.cvm.gov.br), and that of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

Considering the situation being reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the Shareholders' Meeting will be exclusively held via digital means, reason why the shareholder may only participate:

(a) via Voting Ballot, provided that detailed instructions on the documentation required for remote voting are stated in the Bulletin that may be accessed on the above websites; and

(b) via Digital Platform, in person or by a proxy duly appointed under the terms of Article 21-C, Paragraphs 2 and 3 of CVM Normative Instruction No. 481, in which case the Shareholder may: (i) simply attend ASM, whether or not they have summitted their Voting Bulletin; or (ii) attend and vote at ASM. Please note that, for shareholders that have already submitted their Voting Ballots and intent to vote at the Meeting via Digital Platform, all voting instructions received by means of the Voting Bulletin will be disregarded.

Shareholders intending to participate in the ASM via Digital Platform should access the the specific Meeting website, at https://www.tenmeetings.com.br/assembleia/portal /#/?id=C593CE9C58E8, fill in your registration, including creating a password, and attach all the documents necessary for their qualification to participate and/or vote in the ASM, with at least 2 (two) days in advance of the date set for the ASM, that is, until April 20, 2022.

The following documents will be required from shareholders for qualification and participation and/or vote in the ASM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the period of validity, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 (one) year ago, along with the official identity document with a photo of the attorney-in-fact, and such attorney-in-fact should be another shareholder, manager of the Company or a lawyer regularly registered with the Brazilian Bar Association; or (b) if a legal entity, (i) the updated corporate articles of the shareholder and of the act that grants to the representative(s) sufficient powers for representation within the scope of ASM, duly registered with

the competent agencies, together with the official identity document with photo of the said representative(s); (ii)if applicable, power of attorney duly granted pursuant to the law and/or the corporate articles of the shareholder, together with the official identity document with photo of the attorney-in-fact; or (c) in the case of an investment fund, (i) consolidated regulation in force of the fund with CNPJ; (ii) articles of association or organization of its administrator or manager, accordingly, in compliance with the fund's voting policy and corporate documents evidencing the powers of representation; (iii) identity documents with a photo of the legal representative; and (iv) if applicable, copy of the power of attorney signed less than 1 (one) year ago, together with the official identity document with photo of the attorney-in-fact.

After submitting all documents proving eligibility, the shareholder or attorney-in-fact, accordingly, will receive confirmation of eligibility to participate in the ASM. Pursuant to Article 5, Paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed for shareholders who do not submit the necessary participation documents within the period set forth herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this ASM, it will waive the need to submit physical copies of the shareholders' representation documents to its office, as well as the grantor's signature in the power of attorney for shareholder representation, alongside the notarization, consularization, apostille, and sworn translation of all documents representing the foreign shareholder, simply by submitting a simple copy of the original copies of such documents through the said website. The Company will only admit powers of attorney granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or remote voting at the ASM, including guidelines for sending the Remote Voting Ballot, are stated in the Management Proposal available on the CVM website (www.cvm.gov.br), and that of the Company (https://ri.eletrobras.com/). Guidelines on the rules of conduct to be adopted at the ASM will be available on the Digital Platform.

The Company's decision to hold the exclusively digital ASM, pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of ICVM 481, was due to the extraordinary context Brazil and the rest of the world is still facing, as a result of the COVID-19 pandemic. Thus, holding ASM exclusively digitally reduces the risk to the health of all ASM attendees, facilitating the participation of shareholders and others involved in the ASM. Through this decision, the Company underlines its

commitment to adopting measures to fight the COVID-19 pandemic and with a view to the safety of its shareholders and employees and the communities in the regions where it operates.

Resolutions at the ASM now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to their equity interest in the Company's capital.

Shareholders may find at the Company's website (https://ri.eletrobras.com/), that of CVM (www.cvm.gov.br), and that of B3 (www.b3.com.br) all documentation on the business that will be resolved at ASM, under the terms of Corporations Act CVM Instruction No. 481.

Brasília, March 18, 2022.

Ruy Flaks Schneider
Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1. Procedures inherent to ASM

To facilitate the understanding and attendance of the Shareholders to the ASM summoned hereunder, the Company lists below some relevant information regarding the procedures for the opening, participation, and holding of the meeting. ("Management Proposal")

1.1 Voting Right

- Shareholders that hold **Common** shares:

They will be entitled to vote on all items on the Agenda.

- Shareholders that hold **Preferred** shares:

They will not be entitled to vote on any of the items on the Agenda.

1.2 Opening of the Shareholders' Meeting

Pursuant to Article 125 of the Corporations Act, in order to install the ASM, on first call, it is necessary that shareholders and/or their legal representatives holding at least 1/4 of the Company's voting capital duly attend. On a second call, the meeting will be open with any number of attending shareholders.

1.3 Qualification and Participation in the Shareholders' Meeting

Representation at the Annual Shareholders' Meeting

In accordance with paragraph 1 of Article 126 of the Brazilian Corporations Act, and the decision of CVM's Collective Board under CVM case No. RJ-2014/3578, issued on November 4, 2014, the shareholder may be represented at the Shareholders' Meeting hereby represented at ASM as follows: (a) if by a natural person, by an attorney-in-fact appointed less than 1 (one) year previously (who

may be a shareholder, a company's manager or a lawyer duly registered with the Brazilian Bar Association), (b) if by a legal entity, by its legal representatives or attorney-in-fact appointed pursuant to its Corporate Articles and in accordance with the rules of the Brazilian Civil Code, (c) if by an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed pursuant to its Corporate Articles and in accordance with the rules of the Brazilian Civil Code.

Documents for Attending Shareholders' Meeting

To participate in the ASM, shareholders should be holders of shares issued by the Company, and present the following documents:

(a) if a natural person, a copy of an identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the signed power of attorney with less than 1 (one) year, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact is expected to be another shareholder, manager of the Company or a lawyer regularly registered with the Brazilian Bar Association; or

(b) if a legal entity, (i) a copy of the updated corporate articles of the shareholder and of the act that grants to the representative(s) sufficient powers for representation within the scope of ASM, duly registered with the competent agencies, together with the official identity document with photo of the said representative(s); (ii) if applicable, power of attorney duly granted pursuant to the law and/or the corporate articles, together with the official identity document with photo of the attorney-in-fact; or

(c) in the case of an investment fund, (i) consolidated regulation in force of the fund with CNPJ; (ii) articles of association or organization of its administrator or manager, accordingly, in compliance with the fund's voting policy and corporate documents evidencing the powers of representation; (iii) identity documents with a photo of the legal representative; and (iv) if applicable, copy of the power of attorney signed less than 1 (one) year ago, together with the official identity document with photo of the attorney-in-fact.

For the purposes of the documents stipulated in items (b) and (c), the Company will abide by the articles of incorporation and articles of association and minutes of corporate bodies that elect the representatives of the corporate shareholder, in a certificate issued by the respective registration body, attesting to the registration of the registered document or act

The said documents should be produced by the shareholder up to 2 (two) days in advance of the date set for the ASM, that is, until April 20, 2022, exclusively through the website address: https://www.tenmeetings.com.br/assembleia/portal_/#/?id=C593CE9C58E8.

Registration and Accreditation for Remote Participation in the ASM

Shareholders intending to participate in the ASM, to express themselves and/or vote, via the Digital Platform, should fill in all registration data at the address https://www.tenmeetings.com.br/assembleia/portal_/#/?id=C593CE9C58E8 and attach all (complete) documents proving eligibility (as listed above) at said website address at least 2 (two) days in advance from the date set for the ASM, that is, until 11:59 pm on April 20, 2022.

The Company will arrange for the documents to be checked and the shareholder will receive, via Digital Platform, confirmation of their accreditation to participate in the ASM. In case of insufficient documentation, the shareholder is expected to complete the documentation at the same address https://www.tenmeetings.com.br/assembleia/portal_/#/?id=C593CE9C58E8 up to 11:59 pm of April 20, 2022.

In the case of an attorney-in-fact, they should sign in with their data at the address https://www.tenmeetings.com.br/assembleia/portal_/#/?id=C593CE9C58E8 and should, through the same website, insert each shareholder who will represent and attach the respective documents proving the condition of shareholder and representation, under the terms above. The attorney-in-fact will receive an individual e-mail about the qualification status of each shareholder registered in his/her registration and will provide, if necessary, the completion of documents. After the personal registration, the attorney is automatically directed to the registration of his represented, but if he leaves this page and wants to add more represented again, he will have an environment, "Panel of Representatives", which is also accessed through the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=E5CCAA1395ED. In this environment, he can monitor the approval status of each represented, as well as update his documentation, when accessing with the login and password previously registered. The attorney-in-fact representing more than one shareholder may only vote at the ASM on behalf of shareholders who have their eligibility confirmed by the Company.

It should be noted that holders of ADRs participate and vote in the meetings solely and exclusively through their representative, Banco Bradesco SA., as a depositary financial institution, abiding by the terms and procedures established in the "Depositary Agreement" entered into with Eletrobras.

Access to the ASM via the Digital Platform will be restricted to shareholders or their attorneys-in-fact who are accredited under the terms of this Management Proposal ("Accredited Shareholders"). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required herein will not be able to participate in the ASM.

The Accredited Shareholders or their attorneys-in-fact undertake to: (i) use the individual registration solely and exclusively for the remote participation in the ASM, (ii) not transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, providing that the registration is non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the ASM.

If a certain Accredited Shareholder does not receive the confirmation for virtual access to the ASM up to 8 (eight) hours in advance of the ASM start time, they should contact the Superintendent's Office of Investors Relations of the Company via email assembleiavirtual@eletrobras.com up to 4 (four) hours before the ASM start time.

Participation in ASM via Digital Platform

The Accredited Shareholder who participates through the electronic system made available by the Company will be considered present at the ASM (being able to exercise their respective voting rights), as well as signatory of the respective minutes, pursuant to Article 21-V, Item III and sole paragraph of the CVM Instruction 481.

In turn, the shareholder who has already sent the Voting Bulletin may also, if he wishes, register to participate in the ASM through the Digital Platform, providing that they do so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the ASM, whether or not they have sent the Ballot; or (ii) participate and vote in the ASM providing that, as for the shareholder who has already sent the Voting Ballot and who, if desired, votes in the ASM, all voting instructions received through the Voting Ballot will be disregarded.

It should be noted that the Digital Platform meets the requirements set out in Article 21-C, Paragraph 1 of CVM Instruction 481, namely: (i) the possibility of view statement and simultaneous access to documents presented during the ASM that have not been previously made available; (ii)

the full recording, by the Company, of the ASM; and (iii) the possibility of communication between the attending shareholders.

The Accredited Shareholders who sign in the electronic system, from now on, authorize the Company to use any information contained in the ASM recording to: (i) record the possibility of making statements and viewing the documents presented during the ASM; (ii) registration of the authenticity and security of communications during the ASM; (iii) registration of attendance and votes cast by participating shareholders; (iv) compliance with a legal order from competent authorities; and (v) defense of the Company, its managers and contracted third party, before any judicial, arbitration, regulatory or administrative instance.

The Accredited Shareholder who intends to comment on a certain matter on the ASM's Agenda should use the Digital Platform to enter such request, so that, in the order in which they are received by the board, the floor is given to such Accredited Shareholder, by opening their audio. In order to keep the ASM running smoothly, a maximum time for the view statement of each participating shareholder may be established.

Any written statements sent to the ASM board to the email assembleiavirtual@eletrobras.com until the end of the ASM, by any Accredited Shareholder or their attorney-in-fact, will be attached to the respective minutes, if there is an express request.

Participating shareholders intending to take the floor to make a statement on any matter unrelated to the ASM's agenda should use the usual channels of contact with the Company, through the Investor Relations area.

The Company is not responsible for connection problems that Accredited Shareholders may face and other situations that are not under the Company's control, such as instability in the internet connection or incompatibility of the Digital Platform with the Accredited Shareholder's equipment.

The Company strongly recommends that Accredited Shareholders (i) carry out tests and familiarize themselves in advance with the Digital Platform in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the date of the ASM; and (ii) access the Digital Platform at least 30 (thirty) minutes before the start of the ASM, in order to avoid any operational problems.

In order to assist its shareholders, the Company will supply remote technical support and provide Accredited Shareholders with a guide with basic instructions for accessing the ASM through the Digital Platform.

Any questions or clarifications on the above issues may be resolved or obtained, accordingly, by contacting the Investor Relations Department, via email assembleiavirtual@eletrobras.com.

Remote Voting

As established in CVM Instruction 481, Eletrobras will make available to the ASM the possibility of remote participation through the remote voting ballot ("Voting Ballot"), the model of which was made available at the Company's website (https://ri.eletrobras.com/), that of CVM (www.cvm.gov.br), and B3 (www.b3.com.br).

In order to participate in the ASM in this mode, the Company's shareholders shall fill in the proper fields, sign the Voting Bulletin and submit it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them ("Custody Agent"), provided that they are qualified to receive the Voting Ballot pursuant to CVM Instruction No. 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Voting Ballot of the Company's shareholders in all its network of bank branches spread throughout the Brazilian territory, in keeping with the procedures established by the Bookkeeping Agent. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Bulletins, the shareholders of the Company may also, at their exclusive discretion, send the Voting Bulletin directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should abide by the following rules:

(i) Considering the situation that has been reported about the COVID-19 pandemic ("coronavirus") in Brazil, mainly owing to the current restrictions on the movement and meeting of people, which affects the activities carried out in person by the Company's employees, the Voting Bulletin will only be received when sent by email, to the following email address: ombudsman-ri@eletrobras.com. Therefore, exceptionally, the Company will not require that originals are submitted to it;

(ii) The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii) The Voting Ballot submitted directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, meeting, in this regard, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction n. 481.

The Voting Ballot received by the Bookkeeping Agent, the Custody Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholders' Meeting pursuant to Article 21-B of CVM Instruction 481. The Voting Ballots that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such business.

1.4 History

On March 18, 2022, the Company released its Financial Statements for the accounting year ended December 31, 2021 ("DFs 2021"). The Call Notice of the 62nd Shareholders' Meeting, as well as its Management Proposal, were released on March 18, 2022.

On April 17, 2020, the Brazilian Securities and Exchange Commission ("CVM") issued Instruction No. 622, which regulates digital meetings, thus allowing companies to hold such meetings in this new form. It is precisely in this context that the Company calls this ASM.

2. Business to be resolved at ASM

2.1 To take the Managers' accounts, review, and vote on the Management Report and the Complete Financial Statements of the Company for the accounting year ending as of December 31, 2021;

Pursuant to article 132 of the Brazilian Corporation Law, up to 04 (four) months after the end of the fiscal year, the shareholders of the companies must meet to, among other matters, resolve on the approval of the Financial Statements referring to the previous fiscal year.

The Company informs the shareholders that since March 18, 2022 (inclusive) they are available for consultation on the Company's websites (https://ri.eletrobras.com/), CVM (www.cvm.gov.br) and B3 (www.b3.com.br), the Complete Annual Financial Statements of the Company, accompanied by the Management Report, the Independent Auditors' Report, the Opinion of the Company's Fiscal Council and the Summary Annual Report of the Statutory Audit Committee and Risks of Eletrobras, related to the fiscal year ended on December 31, 2021. In this sense, the Company highlights that, pursuant to article 133 of the Brazilian Corporation Law, the notices will be published, in a timely manner, in the newspaper usually used by the Company regarding the availability of the mentioned documentation.

Publication of the Complete Annual Financial Statements of the Company, accompanied by the Management Report, Opinions of the Fiscal Council on the Financial Statements and on the Retention

of Article 196, Summary Annual Report of the Statutory Audit and Risk Committee of Eletrobras and the Independent Auditors' Report, relating to the fiscal year ended December 31, 2021, is expected to be held on April 8, 2022.

Additionally, in compliance with CVM Instruction 481, the Company, at least 1 (one) month in advance of the date scheduled for the Annual Shareholders Meeting, to be held on April 22, 2022, informs the following regarding the documents to be follow listed:

- *Complete Annual Financial Statements; Management Report on the corporate business and main administrative facts; Independent Auditors' Report; Opinion of the Fiscal Council, and the Summary Annual Report of the Audit and Risk Statutory Committee of Eletrobras, all related to the year ended December 31, 2021:*

The Company's Complete Annual Financial Statements, including the Management Report on the corporate business and main administrative facts, the PricewaterhouseCoopers Auditors' Report, the Summary Annual Report of the Eletrobras Statutory Audit and Risk Committee, and the Fiscal Council's Opinion, that approved them, for the fiscal year ended December 31, 2021, were filed with CVM and B3, on March 18, 2022, and are available on the Company's websites (https://ri.eletrobras.com/), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In 2021, Eletrobras Holding presented a net income of BRL 5,646 million, an 11% decrease compared to the net income of BRL 6,339 million recorded in 2020.

This result for 2021 was decisively influenced by: (i) Income from Equity Interest, of R$18,641 million, mainly influenced by the results of the subsidiaries; partially offset by (ii) Operating Provisions negatively impacted the Parent Company's result by R$12,254 million, mainly due to the constitution of R$10,902 million in Contingencies, which are mainly related to the compulsory loan of R$10,897 million and the Aneel's provision for CCC credits in the amount of BRL 580 million and allowance for loan losses – Financing and loans in the amount of BRL 639 million, (iii) Financial Result that presented a worse than BRL 978 million in 2021.

Eletrobras presented, in the fiscal year ended on December 31, 2021, a consolidated net income of BRL 5,714 million, higher than the BRL 6,387 million obtained on December 31, 2020.

The Net Operating Revenue for the fiscal year ended December 31, 2021 was BRL 37,616 million, which represented an increase of BRL 8,535 million or 29.35% in relation to the fiscal year ended December 31, 2020, when it corresponded to amounting to R$29,080 million. This variation is

mainly due to the sale of approximately R$ 1,426,062 thousand in the short-term market of the CCEE Electric Energy Commercialization Chamber as energy imports from Uruguay, corresponding to 1,116 GWh of energy, in the fiscal year ended on 31 December 2020, 234 GWh were sold. In addition, there was an increase in construction revenue in the transmission segment in the fiscal year ended December 31, 2021, mainly due to re-estimates of the evolution of the execution of transmission projects in progress and authorizations from the National Electric Energy Agency. ("ANEEL") and an increase in contractual financial income mainly motivated by the increase in the indexes of correction of contracts with updating based on the Broad National Consumer Price Index – IPCA.

Capital Budget Reserve - article 196 of the Corporation Law

In relation to the 2020 fiscal year, we constituted the retention of this same reserve in the amount of R$1,471 million as follows:

Calculation of 2020 Mandatory Dividends and Allocation	(R$ thousand)
Net Profit for the Period	**6,338,688**
(-) Legal Reserve (5% of the Net Profit)	(316,934)
(+) Realization of the Revaluation Reserve	2,757
(+) Prescribed Dividends	4,044
(=) Net Proft Adjusted 2020	**6,028,555**
(-) 2020 Mandatory Dividends (25% Adjusted Net Profit)	**(1,507,139)**
(=) 2020 Balance to be distributed	**4,521,416**
(+) Accumulated Profit	182,523
(=) Total Balance to be distributed	**4,703,939**
(-) Statutory Investment Reserve (50% of 2020 Net Profit)	(3,169,344)
(-) Statutory Reserve for Studies and Projects (1% of 2020 Net Profit)	(63,387)
(-) Profit Retention (Art.196 LSA - Capital Budget)	(1,471,208)
Final Balance	**0**

Looking at our budgetary realization, we can see that we had at least two relevant movements in our capital budget in fiscal year 2020 (spent in 2021):

• Capital contribution to Eletronuclear – R$ 2,447 million
• Payment of bonds – R$ 3,309 million

It is noteworthy that the amount destined for Eletronuclear's capital contribution complied with the forecast in the BNDES' modeling (condition for the capitalization of Eletrobras) and the forecast in the decision to accelerate the critical path of the Angra 3 work.

In relation to the payment of the Bonds, the same occurred in accordance with the contractual provisions.

Therefore, we understand that the company made capital expenditures that corroborate the decision to retain profits under the terms recommended by article 196 of Law 6,404 in the last year.

- *Management's comments on the Company's financial situation, pursuant to Section 10 of the Reference Form.*

The Management's comments on the Company's financial situation pursuant to Section 10 of the Reference Form can be found in Annex 03 of this document.

- *Standardized Financial Statements Form – DFP*

The Standardized Financial Statements Form - DFP was sent on the same date as the Complete Annual Financial Statements, that is, March 18, 2022, and is available on the Company's websites (https://ri.eletrobras.com/), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

- *Management Compensation*

When setting the global remuneration of managers at the ASM of the Company of April 27, 2021, compliance with the individual limits defined by Sest was recommended, emphasizing its competence to set these limits for a period of twelve months, by heading and by position. During the twelve-month period in question, certain extrapolations were verified to the individual limits recommended by SEST, which in the management's opinion are not material, have coherent

justifications, and did not result in extrapolation of the global limits approved at the annual general meeting. The approval of the Company's Complete Financial Statements, for the fiscal year ended December 31, 2021, shall be understood as re-ratification and ratification of the individual compensation paid to managers in the period.

2.2 To resolve on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2021, and on the distribution of dividends;

Pursuant to article 132 of the Brazilian Corporation Law, up to 04 (four) months after the end of the fiscal year, the shareholders of the companies must meet to resolve on the destination of the result referring to the previous fiscal year and the distribution of dividends to the shareholders.

Net income for the year is that which remains after deduction of accumulated losses, provision for income tax and profit sharing of the Company's employees. Its distribution is the responsibility of the General Meeting and is reflected in the determination of the portions of net income that will be transferred to the legal and statutory profit reserves and those that will be distributed to shareholders as dividends.

In addition to the allocations provided for by law, the Company's Bylaws in force establish in its article 57 the statutory reserves that can be used for the allocation of the Company's results each year.

The dividend, in turn, is the portion of the profit obtained during the fiscal year as a result of the current execution of the Company's corporate purpose, distributed to shareholders in proportion to the number of shares held by them, as provided for in the Bylaws.

The article 202 of the Brazilian Corporation Law establishes the mandatory dividend, which consists of a minimum portion of net income that, in compliance with the legal provisions and the Company's Bylaws, must be distributed to shareholders. In the case of the Company, its Bylaws provide, in its article 56, paragraph 1, that this portion will correspond to 25% (twenty-five percent) of the net income for the year, adjusted in accordance with the Brazilian Corporation Law. The same provision is included in the Company's Dividend Policy.

In fiscal year 2021, the parent company's net income of **R$ 5,646,141 thousand** was calculated, which after adjustments to the legal reserve **(-R$ 282,307 thousand)** totaled an adjusted net income of **R$ 5,363,834 thousand**. Thus, in view of the legal and statutory provision about the mandatory dividend, the portion corresponding to 25% (twenty-five percent) of the adjusted net income for the 2021 fiscal year, equivalent to **R$ 1,340,958 thousand**, must be distributed to the shareholders of the Company, subject to the provisions of paragraphs 1 and 2 of article 10 of the Company's Bylaws.

Considering all of the above, Management proposes the following allocation of income for the fiscal year ended December 31, 2021:

Calculation of 2021 Mandatory Dividends and Allocation	(R$ Thousand)
Net Profit for the Period	**5,646,141**
(-) Legal Reserve (5% of the Net Profit)	(282,307)
(+) Realization of the Revaluation Reserve	-
(+) Prescribed Dividends	-
(=) Net Profit Adjusted 2020	**5,363,834**
(-) 2020 Mandatory Dividends (25% Adjusted Net Profit)	**(1,340,958)**
2020 Balance to be distributed	**4,022,875**
(+) Accumulated profit	(31,183)
(=) Total Balance to be distributed	**3,991,692**
(-) Statutory Investment Reserve (50% of 2020 Net Profit)	(2,823,071)
(-) Statutory Reserve for Studies and Projects (1% of 2020 Net Profit)	(56,461)
(-) Profit Retention (Art.196 LSA - Capital Budget)	(1,112,161)
Final Balance	**0**

Capital Budget Reserve

Regarding the retention of profits, for capital budgeting purposes, as provided for in article 196 of the Brazilian Corporate Law, the Company clarifies that for the year 2022, the Company revised its capital budget and considered the proposal to retain **R$1,112,161 thousand**, from the capital budget reserve provided for in article 196 of the Corporation Law. The constitution of the profit retention reserve is understood as a reinforcement of the Company's working capital, adapting it to the estimated cash flow, speeds and terms of realization of assets, settlement of liabilities and, in this way, neutralizing eventual pressures on the company's cash position, including the effort to reduce indebtedness (bank financing).

The Capital Budget proposal and the retention of **BRL 1,112,161 thousand**, as a reserve provided for in article 196 of the Brazilian Corporation Law, can be found in Annex 04, as well as the Fiscal Council's Opinion regarding the Budget Proposal of Capital is in Annex 06.

In light of the above, we clarify:

- As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to **R$ 282,307 thousand**, must be allocated to the Legal Reserve;

- As provided for in article 196 of the Brazilian Corporation Law, Management submits to the Shareholders' Meeting the Capital Budget Proposal contained in Annex 04, and proposes that a portion of net income equivalent to **R$ 1,112,161 thousand** be withheld. The Fiscal Council's Opinion regarding the Capital Budget Proposal can be found in Annex 06 of this Management Proposal.

- As provided for in Art. 57, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 may be allocated to the Statutory Investment Reserve. Therefore, Management proposes that the amount of **R$ 2,823,071 thousand** be allocated to the Statutory Investment Reserve.

- As provided for in Art. 57, I, of the Company's Bylaws in force, 1% (one percent) of the net income for the fiscal year ended December 31 may be allocated to the Statutory Reserve for Studies and Projects. Therefore, Management proposes that the amount of **R$ 56,461 thousand** be allocated to the Statutory Reserve for Studies and Projects;

- As provided for in article 56, paragraph one, of the Bylaws, 25% (twenty-five percent) of the adjusted net income for the fiscal year ended December 31 is paid as mandatory dividends. Therefore, Management proposes that mandatory dividend amounts of **R$ 1,340,958 thousand** be declared and paid by December 31, 2022, as provided for in paragraph three of article 205 of the Brazilian Corporation Law.

In this regard, the Proposed Allocation of Net Income for the fiscal year ended December 31, 2021, formulated by Management pursuant to CVM Instruction 481, can be found in Annex 05 to this document.

2.3 To set the global compensation of Managers, the Company's Fiscal Council members, and the members of the Statutory Audit and Risk Committee.

The article 16, III of the Company's Articles of Incorporation assigns to the Shareholders' Meeting the authority to set the global compensation of the managers, Fiscal Directors, and the members of the Audit and Risks Committee of the Company. Thus, the global amount of compensation for managers should be set, along with that of Fiscal directors, and members of the Audit and Risk Committee of the Company for the period from April 01, 2022 to March 31, 2023.

It should be noted that the process of setting the compensation of Eletrobras' Managers, pursuant to Decree 10,072/19, is based on the guidelines of SEST – the Secretariat of Coordination and Governance of State-Owned Companies, which in 2022 once more established that there should be no adjustment of fees for all state-owned companies, regardless of the specifics of each organization.

In this sense, it is worth noticing that, in the vision of the Management, aspects capable of allowing comparison of compensation levels at Eletrobras against those practiced by companies of similar size and features should be aggregated in order to adjust the current compensation of managers in line with challenge levels, complexity and responsibilities assigned to position of Managers and members of the Company's Fiscal Board and Statutory Audit and Risk Committee. We understand the non-correlation regarding the compensation difference of Eletrobras' managers, consequent maintenance of payment of amounts under those practiced by the market, implies in relevant risk to the

Company, as it does not allow the effective retention and attraction of talents and leaderships, which may compromise its results.

Notwithstanding the risks pointed out, but considering guidelines set by SEST, the compensation proposal establishes that there is no adjustment in the fees of each member of the Statutory Board. As a result, there will also be no adjustment for the members of the Board of Directors, Fiscal Board, and Statutory Audit and Risk Committee, providing that their compensation is pegged to the Statutory Board's compensation.

The Management Compensation proposal that will be presented below was approved, by unanimous, by the Company's Management, at a meeting held on March 18, 2022,

Attention should be drawn to an understanding of the Collective Board of the Brazilian Securities and Exchange Commission – CVM, which, included in the Circular/Annual Letter-2022-CVM/SEP, establishes the non-inclusion of social security contributions borne by the employer (INSS) in the sums of global compensation subject to approval at a shareholders' meeting:

> *"It is worth emphasizing that the CVM's Collective Board expressed understanding at a meeting held on December 08, 2020 (CVM Process no. 19957.007457/2018-109) that social contribution charges related to onus of the employer are not covered by the concept of "benefits of any kind" as provided for under article 152 of Act 6404/76, therefore not including the sums of global or individual compensation subject to approval by the shareholders' general meeting."*

In this context, in strict compliance with Circular/Annual Letter-2022-CVM/SEP, the Company recommends approval of global compensation of Managers, members of the Fiscal Council, and Statutory Audit and Risk Committee, for the above period, at the sums hereunder, which do not take social security contributions payable by Eletrobras (INSS) into account:

(i) Global Amount, without social security contributions payable by Eletrobras (INSS) for Managers (Officers and Directors): BRL 14,491,939.09 (fourteen million, four hundred and ninety-one thousand, nine hundred and thirty-nine Brazilian Reais, and nine cents), of which BRL 13,969,664.27 (thirteen million, nine hundred and sixty-nine thousand, six hundred and sixty-four Brazilian Reais, and twenty-seven cents) to the Officers, and BRL 522,274.82 (five hundred and twenty-two thousand, two hundred and seventy-four Brazilian Reais, and eighty-two cents) for the members of the Board of Directors;

(ii) Global Amount, without social security contributions payable by Eletrobras (INSS) to the Fiscal Council: BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais, and seventy-six cents);

(iii) Global Amount, without social security contributions payable by Eletrobras (INSS) to the Statutory Audit and Risk Committee: BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents).

For information purposes, and in order to allow a better comparison with the Proposal approved in the previous year, we present the amounts of this Proposal if social security contributions payable by Eletrobras were added (INSS).

BRL	Proposal* for 62nd ASM/2022	Proposal for the 62nd ASM/2022 if the social security contributions payable by Eletrobras (INSS) were added
Board	13,969,664.27	15,721,464.83
Board of Directors	522,274.82	626,729.79
Managers (Board + Board of Directors)	14,491,939.09	16,348,194.62
Fiscal Council	326,421.76	391,706.12
Statutory Audit and Risk Committee	1,958,530.58	2,350,236.70
Total	**16,776,891.44**	**19,090,137.43**

* Pursuant to Circular/Annual Letter-2022-CVM/SEP, social security contributions payable by Eletrobras (INSS) are not taken into account

Besides, with the purpose of allowing comparison against the new Proposal, already conceived based on Official/Annual Letter-2022-CVM/SEP that determines social security contributions should not be taken into account, we inform that the amount approved at 61st AGM held on April 27, 2021, excluding social security contributions payable by Eletrobras (INSS), would amount to BRL 12,273,264.80 (twelve million, two hundred seventy-three thousand, two hundred sixty-four Brazilian Reais, and eighty cents) for Managers (Statutory Board and Board of Directors), BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais,

and seventy-seven cents) for Fiscal Directors, and BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents) for members of the Statutory Audit and Risk Committee.

In this sense, pursuant to the Circular/Annual Letter-2022-CVM/SEP, and in order to allow comparability, when considering the amounts approved at the 61st ASM with the exclusion of the respective social security contributions payable by Eletrobras (INSS), also approved, the current proposal is higher by BRL 2,218,674.30 (two million, two hundred and eighteen thousand, six hundred and seventy-four Brazilian Reais, and thirty cents), which posts a percentage of global increase of 15%.

Thus, as concerns the members of the Statutory Board, we present the main information relating to compensation components making up the proposal for the period from April 2022 to March 2023, which imply an aggregate difference compared to that approved for the time span from April 2021 to March 2022:

- Annual Variable Compensation (RVA): In line with the programs approved by SEST, the following changes are proposed when paying RVA from each of the financial years:
    - Payment in 2022 of the 1st installment (60% of up to 12 fees + up to 2.77 fees owing to the Capitalization Demand Indicator (IDC)) of RVA pertaining to the accounting year of 2021;
    - Payment in 2022 of the 2nd installment (20% of 3.87 fees) of RVA pertaining to the accounting year of 2020;
    - Payment in 2022 of the 3rd installment (10% of 2.11 fees) of RVA pertaining to the accounting year of 2019;
    - Payment in 2022 of the 4th installment (10% of 2.0 fees) of RVA pertaining to the accounting year of 2018.
- Supplementary Pension Plan: Considering the adjustment proposed and payment of the 2021 RVA installment (with a schedule above the previous ones) and of the 2020, 2019 and 2018 RVA deferred installments, there is increase in the proposal for supplementary pension plan.

Also, we present the comparison at the monthly individual level of members of each group:

Component	Approved in the Period from April 2021 to March 2022	Proposed in the Period from April 2022 to March 2023
Fees of the CEO	BRL 52,355.71	BRL 52,355.71
Fees of Officers	BRL 49,862.59	BRL 49,862.59
Maximum of Multiple Fees in Variable Compensation *	Up to 8 fees in 2020 RVA **	Up to 12 fees in 2021 RVA **
Fees of the Board of Directors	BRL 5,440.36	BRL 5,440.36
Fee of the Fiscal Board	BRL 5,440.36	BRL 5,440.36
Fees of the Statutory Audit and Risk Committee	BRL 32,642.18	BRL 32,642.18

* Payment of RVA occurs in a deferred manner, in five years;
** The maximum amount of up to 8 fees for 2020 RVA was approved in 2020 by SEST. Considering the deferral and results from indicators, payment of 2020 RVA in 2021 amounted to 50% of 3.87 fees, and in 2022, it is expected to account for 20% of 3.87 fees;
*** The maximum amount of up to 12 fees for 2021 RVA was approved in 2021 by SEST. Considering the deferral and additional capitalization demands (IDC), the payment of RVA 2021 in 2022 will be up to a maximum of 7.2 fees (60% of the amount to be distributed) + 2.77 fees (IDC).

Further information on the compensation proposal for Managers, Fiscal Directors, and Statutory Audit and Risk Committee's members can be found in Annex 01 to this document and in the information under Section 13 of the Reference Form, as required by CVM Instruction 481, in Annex 02 of this document.

3. Management Conclusion

In view of the foregoing, the Company's Board of Directors, by unanimous vote of those attending, approved the convening of the 62nd Shareholders' Meeting, pursuant to this Management Proposal and annexes, and recommends that Shareholders carefully read all the documentation made available to them as concerns the proposed resolutions, as well as approving them at the end.

Brasília, March 18, 2022.

Ruy Flaks Schneider
Chairman of the Board of Directors

LIST OF ANNEXES – ASM

All documents pertaining to the business to be resolved at the 62nd Annual Shareholder's Meeting are available to shareholders at the Company's website (https://ri.eletrobras.com/), as listed below:

Annex 01 – Proposal of Setting of Managers' Compensation;
Annex 02 - Managers' Compensation;
Annex 03 - Managers' comments on the Company's financial status pursuant to Section 10 of the Reference Form;
Annex 04 - Capital Budget Proposal;
Annex 05 - Allocation of net profit;
Annex 06 - Fiscal Council Opinion – Capital Budget;
Annex 07 - Fiscal Council Opinion – 2021 Financial Statements;
Annex 08 – Legal Opinion

The Company, by means of its Investor Relations Department, through email ombudsman-ri@eletrobras.com, is at your disposal for further clarifications on the 62nd Shareholders' Meeting.

Annex 01
Proposal for Setting Compensation of Managers, Members of the Fiscal Council, and Statutory Audit and Risk Committee

In compliance with Article 12, I, of CVM Instruction No. 481, below is the proposal for Managers' compensation, full members of the Fiscal Council and of the Statutory Audit and Risk Committee for the period from April 2022 to March 2023.

Proposal for Managers' Compensation:

Attention should be drawn to a understanding of the Collective Board of the Brazilian Securities and Exchange Commission – CVM, which, included in the Circular/Annual Letter-2022-CVM/SEP, establishes the non-inclusion of social security contributions borne by the employer (INSS) in the sums of global compensation subject to approval at a shareholders' meeting:

> *"It is worth emphasizing that CVM' Collective Board expressed understanding at a meeting held on December 08, 2020 (CVM Process No. 19957.007457/2018-109) that social security contributions under the employer's responsibility are not covered by the concept of "benefits of any kind" provided for in Article 152 of Law 6404/76, thus not including the sums of global or individual compensation subject to approval by the shareholders' meeting."*

In this context, in strict compliance with Circular/Annual Letter-2022-CVM/SEP, the Company recommends approval of global compensation of Managers, members of the Fiscal Council, and Statutory Audit and Risk Committee, for the above period, at the sums hereunder, which do not take social security contributions payable by Eletrobras (INSS) into account:

- Global Amount, without social security contributions payable by Eletrobras (INSS), to Managers (Officers and Directors): BRL 14,491,939.09 (fourteen million, four hundred and ninety-one thousand, nine hundred and thirty-nine Brazilian Reais, and nine cents), of which BRL 13,969,664.27 (thirteen million, nine hundred and sixty-nine thousand, six hundred and sixty-four Brazilian Reais, and twenty-seven cents) to the Officers, and BRL 522,274.82 (five hundred and twenty-two thousand, two hundred and seventy-four Brazilian Reais, and eighty-two cents) for the Directors;

- Global Amount, without social security contributions payable by Eletrobras (INSS) to the Fiscal Council: BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais, and seventy-seven cents);

- Global Amount, without social security contributions payable by Eletrobras (INSS) to the Statutory Audit and Risk Committee: BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents).

For information purposes, and in order to allow a better comparison with the Proposal approved in the previous year, we present the amounts of this Proposal if social security contributions payable by Eletrobras were added (INSS).

BRL	Proposal* for 62nd AGO/2022	Proposal for 62nd AGO/2022 if social security contributions were added (INSS)
Executive Board	13,969,664.27	15,721,464.83
Board of Directors	522,274.82	626,729.79

Managers (Statutory Board + Board of Directors)	14,491,939.09	16,348,194.62
Fiscal Council	326,421.76	391,706.12
Statutory Audit and Risk Committee	1,958,530.58	2,350,236.70
Total	**16,776,891.44**	**19,090,137.43**

* According to Circular/Annual Letter-2022-CVM/SEP, social security contributions payable by Eletrobras (INSS) are not taken into account

Considering the amounts approved at the 61st AGO, and if the respective social security contributions payable by Eletrobras (INSS) were excluded, it should be noted that the current proposal is higher by R$ 2,218,674.30 (two million, two hundred and eighteen thousand, six hundred and seventy-four Brazilian Reais, and thirty cents), which establishes a percentage of global increase of 15% (detailed information in item (c) below).

Setting the compensation for members of the Fiscal Council and Statutory Audit and Risk Committee for the period from April 1, 2022 to March 31, 2023 shall be resolved and approved at the Shareholders' Meeting to be held on April 22, 2022.

In addition to this, for a better understanding by the Shareholders of the proposal for the compensation of the Company's managers for the term that will be closed at the Shareholders' Meeting to be held in 2023, and in line with the guidelines set forth in Circular/Annual Letter-2022-CVM/SEP, the Company lists below additional information as regards the compensation proposal submitted.

(a) Period covered by this compensation proposal:

The proposal for managers' compensation submitted hereunder for appraisal of Shareholders span between the months of April 2022 (including it) and March 2023 (including it).

(b) Amounts approved in the previous proposal and amounts actually realized:

At the Shareholders' Meeting held on April 27, 2021, the shareholders approved the global compensation of the Company's Managers for the period between April 2021 and March 2022, including social security contributions payable by Eletrobras (INSS), amounting to BRL 13,909,372.65 (thirteen million, nine hundred and nine thousand, three hundred and seventy-two Brazilian Reais, and sixty-five cents) for Managers (Directors and Officers), BRL 391,706.12 (three hundred and ninety-one thousand, seven hundred and six Brazilian Reais, and twelve cents) for fiscal directors, and BRL 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six Brazilian Reais, and seventy cents) for the members of the Statutory Audit and Risk Committee.

If we considered the exclusion of social security contributions payable by Eletrobras (INSS), we would have a global compensation for the Company's Managers for the period between April 2021 and March 2022 amounting to BRL 12,273,264.80 (twelve million and two hundred and seventy-three thousand, two hundred and sixty-four Brazilian Reais, and eighty cents) for Managers (Directors and Officers), BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais, and seventy-six cents) for the fiscal directors, and BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents) for the members of the Statutory Audit and Risk Committee.

However, in the period between April 2021 and March 2022, the amounts are expected to be realized without considering the social security contributions payable by Eletrobras (INSS), thus amounting to BRL 6,847,039.65 (six million, eight hundred and forty-seven thousand and thirty-nine Brazilian Reais, and sixty-five cents) for the Managers, BRL 326,421.63 (three hundred and twenty-six thousand, four

hundred and twenty-one Brazilian Reais, and sixty-three cents) for Fiscal Directors, and BRL 1,909,204.80 (one million, nine hundred and nine thousand, two hundred and four Brazilian Reais, and eighty cents) for the members of the Statutory Audit and Risk Committee.

BRL	Approved at the 61st AGO/2021 without charges payable by Eletrobras (INSS)	Amounts Realized (April/21 to March/22) without charges payable by Eletrobras (INSS)	Difference between Approved and Realized
Executive Board	11,750,989.97	6,343,806.28	5,407,183.69
Board of Directors	522,274.82	503,233.36	19,041.46
Managers (Statutory Board + Board of Directors)	12,273,264.80	6,847,039.65	5,426,225.15
Fiscal Council	326,421.76	326,421.63	0.14
Statutory Audit and Risk Committee	1,958,530.58	1,909,204.80	49,325.78
Total	**14,558,217.14**	**9,082,666.08**	**5,475,551.06**

Thus, considering the basis that removes the social security contributions payable by Eletrobras (INSS), the amount actually approved for the Managers, Fiscal Directors, and members of the Statutory Audit and Risk Committee was found to be higher by BRL 5,475,551.06 (five million, four hundred and seventy-five thousand, five hundred and fifty-one Brazilian Reais, and six cents) vis-à-vis the amounts expected to be realized for the year 2021/2022. Main justifications for the under-realization of the budgeted amount are:

- The company, when stipulating its proposal for compensation of the management, adopted a conservative approach, which included the constitution of maximum possible amounts of each compensation component for each of the Managers, Fiscal Directors, and Statutory Audit and Risk Committee's members;

- In this sense, considering the members of the Statutory Board, who have the greatest difference between what was approved and what was realized, more specifically BRL 5,407,183.69 (five million, four hundred and seven thousand, one hundred and eighty-three Brazilian Reais, and sixty-nine cents), we inform that some of the provisions were not put in practice in the year, especially: (i) BRL 2,109,186.78 (two million, one hundred and nine thousand, one hundred and eighty-six Brazilian Reais, and seventy-eight) cents) would refer to the "quarantine," established to ensure that former Company Managers would not take positions in companies considered competitors of the Company in the 6 (six) months following their resignation; (ii) the estimated amount of BRL 703,062.26 (seven hundred and three thousand, sixty-two Brazilian Reais, and twenty-six cents) relative to the transfer allowance, necessary to cover the costs of moving and relocating members chosen to the Statutory Board, BRL 650,706.55 (six hundred and fifty thousand, seven hundred and six Brazilian Reais, and fifty-five cents) were not realized;

- In addition, still considering the Statutory Board, there is a difference of BRL 682,838.50 (six hundred and eighty-two thousand, eight hundred and thirty-eight Brazilian Reais, and fifty

cents) in the item "Fixed Fees," especially owing to the fact that a position was not occupied over the entire period mentioned.

(c) Possible differences between the amounts of the present proposal and the previous proposal and those included in Section 13 of the Company's Reference Form:

At the Shareholders' Meeting of 2021, the Management proposed, in the event that the social security contributions payable by Eletrobras (INSS) were taken into account, the amount of BRL 12,880,234.11 (twelve million, eight hundred and eighty thousand, two hundred and thirty-four Brazilian Reais, and eleven cents) for Managers, of BRL 391,706.12 (three hundred and ninety-one thousand, seven hundred and six Brazilian Reais, and twelve cents) for the Fiscal Directors, and of BRL 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six Brazilian Reais, and seventy cents) for the Statutory Audit and Risk Committee's members for the period between April 2021 and March 2022.

However, the amount actually approved by the shareholders at that Meeting was, with the social security contributions payable by Eletrobras (INSS), BRL 13,909,372.65 (thirteen million, nine hundred and nine thousand, three hundred and seventy-two Brazilian Reais, and sixty-five reais) cents) for Managers (Statutory Board and Board of Directors), BRL 391,706.12 (three hundred and ninety-one thousand, seven hundred and six Brazilian Reais, and twelve cents) for Fiscal Directors, and BRL 2,350,236.70 (two million, three hundred and fifty thousand, two hundred and thirty-six Brazilian Reais, and seventy cents) for the Statutory Audit and Risk Committee's members.

Besides, with the purpose of allowing comparison against the new Proposal, already conceived based on Official/Annual Letter-2022-CVM/SEP that determines social security contributions should not be taken into account, we inform that the amount approved at 61st AGM held on April 27, 2021, excluding social security contributions payable by Eletrobras (INSS), would amount to BRL 12,273,264.80 (twelve million, two hundred seventy-three thousand, two hundred sixty-four Brazilian Reais, and eighty cents) for Managers (Statutory Board and Board of Directors), BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais, and seventy-seven cents) for Fiscal Directors, and BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents) for members of the Statutory Audit and Risk Committee.

Thus, departing from the same basis, we inform that for the period between April 2022 and March 2023, the Company's Management proposes the amount of BRL 14,491,939.09 (fourteen million, four hundred and ninety-one thousand, nine hundred and thirty-nine Brazilian Reais, and nine cents) for Managers, of BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais, and seventy-six cents) for Fiscal Directors, and BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents) for the Statutory Audit and Risk Committee's members.

BRL	Approved at the 61st AGO/2021	Approved at the 61st AGO/2021 without social security contributions payable by Eletrobras (INSS)	Proposal* for 62nd AGO/2022	Difference between the "Proposal* for 62nd AGO/2022" and "Approved at the 61st AGO/2021"	Difference between the "Proposal* for the 62nd AGO/2022" and "Approved at the 61st AGO/2021 without social security contributions payable by Eletrobras (INSS)"
	(A)	(B)	(C)	(D)=(C)-(A)	(E)=(C)-(B)

Executive Board	13,282,642.87	11,750,989.97	13,969,664.27	687,021.41	2,218,674.30
Board of Directors	626,729.79	522,274.82	522,274.82	-104,454.96	0.00
Managers (Statutory Board + Board of Directors)	13,909,372.65	12,273,264.80	14,491,939.09	582,566.44	2,218,674.30
Fiscal Council	391,706.12	326,421.76	326,421.76	-65,284.35	0.00
Statutory Audit and Risk Committee	2,350,236.70	1,958,530.58	1,958,530.58	-391,706.12	0.00
Total	**16,651,315.47**	**14,558,217.14**	**16,776,891.44**	**125,575.97**	**2,218,674.30**

* According to Circular/Annual Letter-2022-CVM/SEP, social security contributions payable by Eletrobras (INSS) are not taken into account

This way, even though a direct comparison shows that the global amount for the 62nd Shareholders' Meeting concerning Managers, Fiscal Directors, and Statutory Audit and Risk Committee's members is higher by BRL 125,575.97 (one hundred and twenty-five thousand, five hundred and seventy-five Brazilian Reais, and ninety-seven cents) relative to the amount approved at the 61st Shareholders' Meeting, the proposals are found to have different bases. In this sense, pursuant to the Circular/Annual Letter-2022-CVM/SEP, and in order to allow comparability, when considering the amounts approved at the 61st AGO with the exclusion of the respective social security contributions payable by Eletrobras (INSS), also approved, the current proposal is higher by BRL 2,218,674.30 (two million, two hundred and eighteen thousand, six hundred and seventy-four Brazilian Reais, and thirty cents), which establishes a percentage of aggregate increase of 15%.

Thus, as concerns the members of the Statutory Board, we present the main information relating to compensation components making up the proposal for the period from April 2022 to March 2023, which imply an aggregate difference compared to that approved for the time span from April 2021 to March 2022:

- Annual Variable Compensation (RVA): In line with the schedules approved by SEST, the following changes are proposed when paying RVA from each of the accounting years:
    - Payment in 2022 of the 1st installment (60% of up to 12 fees + up to 2.77 fees owing to the Capitalization Demand Indicator (IDC)) of RVA pertaining to the accounting year of 2021;
    - Payment in 2022 of the 2nd installment (20% of 3.87 fees) of RVA pertaining to the accounting year of 2020;
    - Payment in 2022 of the 3rd installment (10% of 2.11 fees) of RVA pertaining to the accounting year of 2019;
    - Payment in 2022 of the 4th installment (10% of 2.0 fees) of RVA pertaining to the accounting year of 2018.
- Supplementary Pension Plan: Considering the adjustment proposed and payment of the 2021 RVA installment (with a schedule above the previous ones) and of the 2020, 2019 and 2018 RVA installments, there is an increase in the proposal for supplementary pension plan.

Also, we present the comparison at the monthly individual level of members of each group:

Component	Approved in the Period from April 2021 to March 2022	Proposed in the Period from April 2022 to March 2023
Fees of the CEO	BRL 52,355.71	BRL 52,355.71
Fees of Officers	BRL 49,862.59	BRL 49,862.59
Maximum of Multiple Fees in Variable Compensation *	Up to 8 fees in 2020 RVA **	Up to 12 fees in 2021 RVA **
Fees of the Board of Directors	BRL 5,440.36	BRL 5,440.36
Fee of the Fiscal Council	BRL 5,440.36	BRL 5,440.36
Fees of the Statutory Audit and Risk Committee	BRL 32,642.18	BRL 32,642.18

(*) Payment of RVA occurs in a deferred manner, in five years;
(**) The maximum amount of up to 8 fees for 2020 RVA was approved in 2020 by SEST. Considering the deferral and results from indicators, payment of 2020 RVA in 2021 amounted to 50% of 3.87 fees, and in 2022, it is expected to account for 20% of 3.87 fees;
(***) The maximum amount of up to 12 fees for 2021 RVA was approved in 2021 by SEST. Considering the deferral and the addition of capitalization demands (IDC), the payment of 2021 RVA in 2022 will be, at the most, 7.2 fees (60% of the amount to be distributed) + 2.77 fees (IDC).

It should be noted that the process of setting the compensation of Eletrobras' Managers, pursuant to Decree 10072/19, is based on the guidelines of SEST – the Secretariat of Coordination and Governance of State-Owned Companies, which in 2022 once more established that there should be no adjustment of fees for all state-owned companies, regardless of the specifics of each organization.

In this context, it is worth noticing that, from the Management's standpoint, aspects capable of allowing comparison of compensation thresholds within Eletrobras against those effected by companies of similar size and features should be aggregated in order to match the current compensation of managers to the levels of challenge, complexity, and responsibilities assigned to the positions of Managers and Fiscal Directors, and Statutory Audit and Risks Committee's members of the Company. We understand the non-correlation regarding the compensation difference of Eletrobras' managers, consequent maintenance of payment of amounts below those existing in the relevant market, implies relevant risk to the Company, as it does not allow the effective retention and attraction of talents and leaderships, which may compromise its results.

Notwithstanding the risks pointed out, but considering guidelines set by SEST, the compensation proposal establishes that there is no adjustment in the fees of each member of the Statutory Board. As a result, there will also be no adjustment for the members of the Board of Directors, Fiscal Council, and Statutory Audit and Risk Committee, providing that their compensation is pegged to the Statutory Board's compensation.

It is also worth mentioning that the current proposal considers that, among the eleven (11) members of the Board of Directors, there are three (03) Directors with seats in the Statutory Audit and Risk Committee that receive specific fees relative to the Committee, instead of the compensation as member of the Board of Directors, thus avoiding double counting in the proposal for global compensation of Managers.

It should be noted that the information contained in the Reference Form refers to the Company's accounting year, ending on December 31 of each year, while the compensation proposals refer to the span between two (02) subsequent shareholders' meetings.

Annex 02 brings information pertaining to the compensation of Managers, Fiscal Directors, and Statutory Audit and Risk Committee's members pursuant to item 13 of the Reference Form.

Annex 02

Information regarding the Managers' compensation under the terms of item 13 of the Reference Form

This Annex 02 includes, in the tables of the items 13.2, 13.3, 13.11 and 13.13, segregated columns detailing the remuneration of the Statutory Audit and Risk Committee, that is also subject of approval at the Company's annual general meeting. Such columns, however, are not included in the respective items of the Company's Reference Form available on Empresasnet as they are standard tables with structured fields, in which it is not possible to insert columns referring to the remuneration of the Audit and Statutory Risk Committee. Thus, in the Company's Reference Form to be made available in due course on Empresasnet, the details on the remuneration of the Audit and Statutory Risk Committee will only appear in section 13.16.

13.1 - Description of compensation policy or practice, including non-statutory board

(a) Objectives of compensation policy or practice, stating whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, sites on the worldwide computer network where the document may be consulted:

The main purpose of the compensation practice adopted by Eletrobras is to align the managers' interests with the interests of the Company's shareholders. For this purpose, the compensation of Eletrobras' managers is set using, as parameters, the following factors: the responsibility, the time dedicated to the position, the professional competence and reputation of the Managers, as well as challenge levels required by a Company of the size of Eletrobras.

However, it should be noted that according to Decree 9745/19, it shall fall upon the Secretariat for Coordination and Governance of State-Owned Enterprises – SEST to express its view on the compensation of managers of state-owned companies,and instruct the vote of the Federal Government in their shareholders' meetings. In this context, by means of SEI Circular No. 364/2022/ME dated February 08, 2022, the said Secretariat instructed all state-owned companies that, regardless of their particulars and characteristics, fees owned to managers and other statutory members are not to be adjusted for the period from April 2022 to March 2023.

Therefore, restriction determined by SEST in 2022 implies that the management proposal does not set any adjustment to managers' fees, regardless of the risks and consequences to Eletrobras' business, providing that the amounts adopted below that existing in the market may imply difficulties retaining and attracting key positions to the Company, especially when considering that Eletrobras' amounts have not been adjusted since 2015.

It is worth noting that, owing to Appellate Decision No. 2592/2020-TCU, rendered down by the Federal Accounting Court on September 30, 2020, the effects of Appellate Decision No. 830/2019-TCU, dated April 10, 2019, issued by the time of 2019 AGO, which provisionally determined that Eletrobras refrain from resolving on the possible grant of a compensation increase of any kind to its board, until the said Court carried out an analysis of information about the state-owned company's financial situation, especially on the indications of dependency on the National Treasury. Also, it is worth mentioning that in 2019 SEST initially had recommended an adjustment of Eletrobras Managers' fees by 11.75%, which was suspended due to the said Appellate Decision.

(b) Composition of Compensation, stating:

i. Description of the compensation elements and the objectives of each of them;

Statutory Board

Annual Fixed Compensation

Eletrobras' Statutory Board members are entitled to a monthly fixed compensation corresponding to the fees attributed to the exercise of their function, plus the following benefits: vacation bonus, supplementary private pension, trip allowance, group life insurance, (whose costs are divided between Eletrobras and the opting member), health insurance, meal assistance, housing assistance, and special allowance (which refers to Christmas bonus paid o all members of the Statutory Board).

The entire Board of Eletrobras is statutory and its members are not entitled to compensation for participation in committees.

Variable Compensation

The members of Eletrobras' Statutory Board are entitled to Variable Annual Compensation ("RVA"), based on the fulfillment of annual targets established by the Board of Directors and approved by the Secretariat of Coordination and Governance of State-Owned Companies - SEST of the Ministry of Economy. RVA is paid in deferred installments, within a five-year period, the first installment (equivalent to 60% of the total amount) being paid in cash through a bonus, and the remainder of the RVA is paid through "Phantom Stocks", as described in item below.

Stock-Based Compensation (with liquidation in cash) – "PHANTOM STOCK"

Members of Eletrobras' Statutory Board are entitled to Annual Variable Compensation ("RVA"), paid in-kind and accomplished, from 2019 on, by means of an instrument based on stocks under the model known as "Phantom Stocks."

Phantom Stocks do not grant to their holders the condition of shareholder of the Company or any right or privilege related to such condition, in special the right to vote and other political rights. No book entry share owned by Eletrobras shall be given because of the mentioned model.

Based on the Annual Variable Compensation (RVA) 2021 to be paid in 2022, the mechanism of "Phantom Stocks" has become effective only for installments 2 to 5 (which jointly accounts for 40%), no longer applicable to installment paid on demand (which accounts for 60%), which is paid through bonus, as described in the item above.

Post-Employment Benefits

The members of the Statutory Board are entitled to post-employment benefits in the form of contributions to the supplemental social security.

Benefits for End of Office

Pursuant to Federal Law 12813 of May 16, 2013 and pursuant to Article 4 of Decree No. 4,187, of April 8, 2002, the members of the Statutory Board are entitled to benefits motivated by their end of office. The purpose of such benefit, referred to as "Quarantine," is to ensure that former Company managers do not take other and/or new offices in companies considered competitors of the Company within the six (6) months following their resignation. The quarantine is subject to appraisal and ruling by the Public Ethics Committee.

Board of Directors

Annual Fixed Compensation

The compensation of the members of the Board of Directors is set at one tenth of the average monthly compensation of the members of the Statutory Board (Chairman and Officers), excluding the amounts connected vacation bonus and to the direct and indirect benefits granted to said members.

The members of the Board of Directors are not entitled to direct and indirect benefits and compensation for participation in committees, except for the Board Directors who are members of the Statutory Audit and Risk Committee, who will only receive the compensation of a member of that committee.

Variable Compensation

The members of the Board of Directors are not entitled to variable compensation, including, without limitation, bonuses, profit sharing, compensation for participation in meetings and commissions.

Post-Employment Benefits

The members of the Board of Directors are not entitled to post-employment benefits.

Benefits for End of Office

The members of the Board of Directors are not entitled to benefits motivated by the termination of the position.

Stock-Based Compensation

The members of the Board of Directors are not entitled to stock-based compensation.

Fiscal Council

Annual Fixed Compensation

The compensation of the Fiscal Council's members is set at one tenth of the average monthly compensation of the Statutory Board's members (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members.

The Fiscal Council's members are not entitled to direct and indirect benefits and compensation for attendance in committees.

Variable Compensation

The Fiscal Council's members are not entitled to a variable compensation, including, without limitation, bonus, interests in the results, compensation owing to interest in meetings and commissions.

Post-Employment Benefits

The Fiscal Counil's members are not entitled to post-employment benefits.

Benefits for End of Office

The members of the Fiscal Council are not entitled to benefits motivated by the termination of the position.

Stock-Based Compensation

The Fiscal Council's members are not entitled to stock-based compensation.

Non-statutory Board

Not applicable, since Eletrobras does not have Non-statutory Departments.

Commissions

The Board of Directors of Eletrobras has three committees earmarked for analyzing, following up and making recommendations on specific issues in each area: (i) Strategy, Governance and Sustainability Committee; (ii) Audit and Risk Committee; and (iii) People, Eligibility, Succession and Compensation Committee, all statutory, in line with the extent set out by Act 13303/16 (Public Corporations Act) and its regulation.

The Strategy, Governance and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee shall be composed by three to five members, who are also members of the Board of Directors, without additional compensation, and may also have external members with compensation set by Shareholders' Meeting, and subject to the duties and responsibilities referred to in Article 165 of Act 6404/76, with a term of office of two (2) years.

The Audit and Risk Committee, of permanent nature, shall be comprised of at least three members and no more than five members, including the external ones. The Board of Directors' members, who hold a position in the Statutory Audit and Risk Committee must adhere to the compensation of members of said Committee, which is to be set by Shareholders' Meeting in a sum not less than the compensation of fiscal directors.

Statutory Audit and Risk Committee

Annual Fixed Compensation

The compensation of the Statutory Audit and Risk Committee's members is set at 60% (sixty percent) of the average monthly compensation of the Statutory Board's members (Chairman and Officers), excluding the amounts connected to vacation pay and the direct and indirect benefits granted to said members.

Variable Compensation

The Statutory Audit and Risk Committee members are not entitled to variable compensation.

Post-Employment Benefits

The Statutory Audit and Risk Committee's members are not entitled to post-employment benefits.

Benefits for End of Office

The members of the Statutory Audit and Risk Committee are not entitled to benefits motivated by the termination of the term of office.

Stock-Based Compensation

The Statutory Audit and Risk Committee's members are not entitled to stock-based compensation.

ii. In relation to the last 03 (three) financial years, what is the proportion of each element in the total compensation;

Pursuant to the table below, the proportions for each component of total compensation for the 2021 accounting year were approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Statutory Audit and Risk Committee
Monthly Fixed Compensation					
Salary or payment for management services	100.00%	100.00%	54.48%	N.A	100.00%
Direct and Indirect Benefits	0.00%	0.00%	12.45%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	6.19%	N.A	0.00%
Variable Compensation					
Bonus	0.00%	0.00%	8.37%	N.A	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	6.77%	N.A	0.00%
End of Office	0.00%	0.00%	0.00%	N.A	0.00%
Stock-based, including options	0.00%	0.00%	11.74%	N.A	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100.00%**

* According to Circular/Annual Letter-2022-CVM/SEP, social security contributions payable by Eletrobras (INSS) are not taken into account

Pursuant to the table below, the proportions for each component of total compensation for the 2020 financial year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Statutory Audit and Risk Committee
Monthly Fixed Compensation					
Salary or payment for management services	88.94%	88.05%	57.31%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	10.00%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	11.06%	11.95%	19.59%	N.A	16.67%
Variable Compensation					
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%

Fees	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.04%	N.A	0.00%
End of Office	0.00%	0.00%	0.00%	N.A	0.00%
Stock-based, including options	0.00%	0.00%	6.06%	N.A	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100.00%**

Pursuant to the table below, the proportions for each component of total compensation for the 2019 financial year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Statutory Audit and Risk Committee
Monthly Fixed Compensation					
Salary or payment for management services	87.43%	85.10%	54.63%	N.A	83.33%
Direct and Indirect Benefits	0.00%	0.00%	15.05%	N.A	0.00%
Participation in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	12.57%	14.90%	17.14%	N.A	16.67%
Variable Compensation					
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Participations in Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Fees	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%
Post-Employment Benefits	0.00%	0.00%	7.94%	N.A	0.00%
End of Office	0.00%	0.00%	5.24%	N.A	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**N.A**	**100.00%**

iii. method to calculate and adjust each of the components of compensation

The setting of global compensation of the Statutory Board, members of the Board of Directors, members of the Fiscal Council, and members of the Statutory Audit and Risk Committee Eletrobras follows an already established process, whereby Eletrobras' Management annually submits to the Office for Coordination and Governance of State Enterprises – SEST and to the Ministry of Mines and Energy – MME the compensation proposal for the period elapsing for the current year to April of the following year.

It shall fall upon SEST to review the proposed amount when compensating Eletrobras' Managers and submit it to be approved by the National Treasury Office, which is further sent in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The compensation amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Regular Shareholders' Meeting, upon appraisal of the Management Proposal, subject to the statement of shareholders by the Company's Management.

iv. reasons justifying the composition of the compensation

The composition of Eletrobras' Managers compensation is currently based on guidelines and rules set out by SEST for state-owned companies, as well as in possible adjustments made against the complexity of Company positions in terms of responsibilities and challenges, which is to be established by shareholders in Shareholders' Meeting, including the record of opinions by the majority shareholder.

v. the existence of unpaid members by the issuer and the reason for that fact

All members of the Board of Statutory Officers, Board of Directors, Fiscal Council, and the Statutory Audit and Risk Committee of Eletrobras are remunerated, and Decree No. 1957/1996 prohibits the remunerated participation of employees of the Federal Public Administration, directly or indirectly, in more than two boards of directors. administration or fiscal of public companies and joint-stock companies, as well as other entities directly or indirectly controlled by the Federal Government.

(c) key performance indicators that are taken into account in determining each element of compensation;

Due to the nature of the item, there is no binding of performance in relation to the fixed compensation of the Managers, and the amounts are instructed by the Secretariat for Coordination and Governance of State-Owned Enterprises - SEST of the Ministry of Economy and approved in Annual Shareholders' Meeting.

Regarding the Variable Compensation of Managers (RVA), the members of the Statutory Board are entitled to Variable Annual Compensation, based on the fulfillment of annual targets established by the Board of Directors and approved by SEST.

(d) how compensation is structured to reflect the evolution of performance indicators;

- Salary or Payment for Management Services: Fixed compensation with no associated indicators.
- Direct and Indirect Benefits: without associated indicator
- Bonus: Eletrobras does not make this kind of compensation.
- Variable Compensation: The members of Eletrobras' Statutory Board are entitled to Variable Annual Compensation ("RVA"), based on the fulfillment of annual targets established by the Board of Directors and approved by the Secretariat of Coordination and Governance of State-Owned Companies - SEST of the Ministry of Economy.
- Participation in meetings: a Eletrobras does not make this kind of compensation.
- Fees: Eletrobras does not make this kind of compensation.
- Post-employment benefits: without associated indicator.
- End of Office: without associated indicator.

- Stock-based compensation: At Eletrobras, payment of RVA is done by means of a stock-based instrument, following the model known as "Phantom Stocks", without delivery of book entry shares (liquidation in cash).

(e) how the compensation policy or practice aligns with the Company's short-, medium- and long-term interests

The definition of linking the RVA to the results of indicators vis-à-vis the goals set, which maintain a clear connection with Eletrobras Strategic Plan, aims to channel efforts from members of the Statutory Board towards strategic goals, generating value to all interested parties at the short, mid and long terms.

RVA indicators for Managers are divided into the following categories: (i) Corporate: indicators such as financial, quality of services in activities generating and transmitting energy, compliance with public policies and compliance with the Agreement on Goals of Corporate Performance - CMDE; (ii) Collective Board: evaluation of the performance of the Statutory Board by the Board of Directors and SEST Compliance indicator; and (iii) Business Unit: indicator and specific goal for each member of the Statutory Board.

Also, from the premise of continued performance, the payment of variable compensation (when due) is conditioned to the maintenance of favorable results for the company for more than one year, being paid in installments deferred over 5 (five) years, which strengthens the search for sustainable results.

(f) the existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

There is no compensation or benefit to the members of the Board of Directors, Fiscal Council, Statutory Board and Advisory Committees, paid by subsidiaries, controlled companies or direct or indirect controlling shareholders.

(g) existence of any compensation or benefit connected to the occurrence of a particular corporate event, such as the sale of the Company's control of the Company

There is no compensation or benefit for the members of the Board of Directors, Fiscal Board, Statutory Board, and Advisory Committees connected to the occurrence of a particular corporate event.

(h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: (i) the Company's bodies and committees that participate in the decision-making process, identifying in what way they participate; (ii) criteria and methodology used to determine the individual compensation, indicating whether assessments are used to verify market practices and, if so, the criteria for comparison and the scope of such assessments; and (iii) how often and how the board of directors assesses the adequacy of the issuer's compensation policy.

Eletrobras is a government-controlled company, and, as a result, is subject to the rules established by the Ministry of Economy - ME and by SEST.

Thus, amounts of the individual compensation of members of the Board of Directors, Statutory Board, Fiscal Council, and Audit and Risk Committee of the Company are established in accordance with the guidelines of ME and SEST in the ordinary exercise of the power to manage and approve the budget and expenses of the Federal Government and federal public companies.

Accordingly, no body and/or committee of Eletrobras has the power to, at its own discretion, set the compensation of its members. Annually the Company, through its Managers, keeps contact with ME and SEST, in order to report to them any need for adjustments in the amounts paid to the Officers

and members of the Company's Board of Directors and Fiscal Council, and the Statutory Audit and Risk Committee, without, however, having any decision-making power over the final approved values.

The assessment and reassessment of the adjustments are made annually, when the global compensation is approved at the Shareholders' Meeting.

13.2 - Total Compensation of the Board of Directors, Statutory Board, Fiscal Council, and Audit and Risk Committee

Total compensation set for the current Accounting Year ending on 12/31/2022 - Annual Amounts					
	Board of Directors	Statutory Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.92	6.75	5.00	5.00	27.67
Number of Compensated Members	7.92*	6.75	5.00	5.00	24.67
Annual Fixed Compensation					
Salary or payment for management services	519,191.93	4,068,785.85	326,421.75	1,958,530.60	6,872,930.13
Direct and Indirect Benefits	-	1,597,337.69	-	-	1,597,337.69
Participation in Committees	-	-	-	-	-
Other	-	598,920.99	-	-	598,920.99
Description of Other Fixed Compensations	FGTS	FGTS	FGTS	FGTS	FGTS
Variable Compensation					
Bonus	0.00	3,575,071.59	-	-	3,575,071.59
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Other	-	-	-	-	-
Description of Other Variable Compensations	-	-	-	-	-
Post-Employment	-	1,165,007.80	-	-	1,165,007.80
End of Office	-	2,109,186.78	-	-	2,109,186.78
Stock-based, including options**	-	345,649.46	-	-	345,649.46
Note	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for Circular/Annual Letter-2022-CVM/SEP.	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	-
Total Compensation* **	**519,191.93**	**13,459,960.17**	**326,421.75**	**1,958,530.60**	**16,264,104.45**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.
** By means of the model known as "Phantom Stock" without delivery of book entry shares.
*** The Compensation Proposal does not address the amounts of social security contributions payable by Eletrobras (INSS), in accordance with Circular/Annual Letter-2022-CVM/SEP. For the purpose of comparing with previous years, amounts may be referred to in item 13.16.

Total Compensation for the Accounting Year ending on 12/31/2021 - Annual Amounts					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.25	5.83	5.00	4.83	25.92
Number of Compensated Members	7.42*	5.83	5.00	4.83	23.08
Annual Fixed Compensation					
Salary or payment for management services	489,995.11	3,510,603.79	326,421.60	1,902,676.40	6,229,696.90
Direct and Indirect Benefits	-	802,357.47	-	-	802,357.47
Participation in Committees	-	0.00	-	-	-
Other	-	398,855.46	-	-	398,855.46
Description of Other Fixed Compensations	FGTS	FGTS	FGTS	FGTS	FGTS
Variable Compensation					
Bonus	-	539,105.56	-	-	539,105.56
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Other	-	-	-	-	-
Description of Other Variable Compensations	-	-	-	-	-
Post-Employment	-	436,363.19	-	-	436,363.19
End of Office	-	0.00	-	-	0.00
Stock-based, including options**	-	756,459.43	-	-	756,459.43
Note	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	-
Total Compensation* **	**489,995.11**	**6,443,744.91**	**326,421.60**	**1,902,676.40**	**9,162,838.02**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.
** By means of the model known as "Phantom Stock" without delivery of book entry shares.
*** The Compensation Proposal does not address the amounts of social security contributions payable by Eletrobras (INSS), in accordance with Circular/Annual Letter-2022-CVM/SEP. For the purpose of comparing with previous years, amounts may be referred to in item 13.16.

Total Compensation for the Financial Year ended on 12/31/2020 - Annual Amounts					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	11.00	6.00	4.42	4.67	26.08

Number of Compensated Members	8.00*	6.00	4.42	4.67	23.08
Annual Fixed Compensation					
Salary or payment for management services	517,922.28	3,616,698.55	288,520.43	1,814,905.21	6,238,046.47
Direct and Indirect Benefits	-	631,236.10	-	-	631,236.10
Participation in Committees	-	-	-	-	-
Other	64,413.74	1,236,097.59	39,170.52	362,981.26	1,702,663.11
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Compensation					
Bonus	-	-	-	-	-
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Other	-	-	-	-	-
Description of Other Variable Compensations	-	-	-	-	-
Post-Employment	-	444,333.11	-	-	444,333.11
End of Office	-	-	-	-	
Stock-based, including options**	-	382,506.64	-	-	382,506.64
Note	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	-
Total Compensation	**582,336.02**	**6,310,871.99**	**327,690.95**	**2,177,886.47**	**9,398,785.43**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.
** By means of the model known as "Phantom Stock" without delivery of book entry shares.

Total Compensation for the Financial Year ended on 12/31/2019 - Annual Amounts					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.92	5.67	4.75	3.75	25.09
Number of Compensated Members	8.00*	5.67	4.75	3.75	22.17
Annual Fixed Compensation					

Salary or payment for management services	522,274.56	3,118,072.85	305,022.85	1,412,136.97	5,357,507.23
Direct and Indirect Benefits	-	858,710.53	-	-	858,710.53
Participation in Committees	-	-	-	-	-
Other	75,076.88	978,346.36	53,387.97	282,427.55	1,389,238.76
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	INSS Charges	-
Variable Compensation					
Bonus	-	-	-	-	-
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Other	-	-	-	-	-
Description of Other Variable Compensations	-	-	-	-	-
Post-Employment	-	453,214.89	-	-	453,214.89
End of Office	-	299,175.42	-	-	299,175.42
Stock-based, including options	-	-	-	-	-
Note	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/ 2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/ 2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/ 2020	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter CVM/SEP/No. 2/ 2020	-
Total Compensation	**597,351.44**	**5,707,520.05**	**358,410.82**	**1,694,564.52**	**8,357,846.83**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

13.3 - Variable Compensation of the Board of Directors, Statutory Board, Fiscal Council and Audit and Risk Committee

Accounting year ending on December 31, 2022					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.92	6.75	5.00	5.00	27.67
Number of Compensated Members(1)	-	6.75	-	-	6.75
Bonus					

Minimum amount set in the compensation plan	-	0.00	-	-	-
Maximum amount set in the compensation plan (2)	-	3,575,071.59	-	-	3,575,071.59
Amount set in the compensation plan if goals are achieved (2)	-	3,575,071.59	-	-	3,575,071.59
Profit Sharing					
Minimum amount set in the compensation plan	-	-	-	-	-
Maximum amount set in the compensation plan	-	-	-	-	-
Amount set in the compensation plan if the goals are achieved	-	-	-	-	-

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation may be recorded in the Eletrobras' income for the financial year, as provided for under Circular/Annual Letter-2022-CVM/SEP. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

(2) Information regarding the installment paid in cash through the RVA

Accounting year ending on December 31, 2021					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.25	5.83	5.00	4.83	25.92
Number of Compensated Members[1]	-	5.83	-	-	5.83
Bonus					
Minimum amount set in the compensation plan	-	-	-	-	0.00
Maximum amount set in the compensation plan	-	539,105.56	-	-	539,105.56
Amount set in the compensation plan if the goals are achieved	-	539,105.56	-	-	539,105.56
Value actually recognized in the income for the last accounting year	-	539,105.56	-	-	539,105.56
Profit Sharing					
Minimum amount set in the compensation plan	-	-	-	-	-
Maximum amount set in the compensation plan (2)	-	2,116,920.46	-	-	2,116,920.46
Amount set in the compensation plan if goals are achieved (2)	-	2,116,920.46	-	-	2,116,920.46
Amount actually recognized in the income for the last accounting year (3)	-	-	-	-	-

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation may be recorded in the Eletrobras' income for the financial year, as provided for under Circular/Annual Letter-2022-CVM/SEP. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

(2) Until 2020, RVA of Eletrobras was accounted for as Profit Sharing.

Financial Year ended on December 31, 2020					
	Board of Directors	Statutory Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	11.00	6.00	4.42	4.67	26.08
Number of Compensated Members(1)	-	6.00	-	-	6.00
Bonus					
Minimum amount set in the compensation plan	-	-	-	-	-
Maximum amount set in the compensation plan	-	-	-	-	-
Amount set in the compensation plan if the goals are achieved	-	-	-	-	-
Profit Sharing					
Minimum amount set in the compensation plan	-	-	-	-	-
Maximum amount set in the compensation plan	-	439,413.91	-	-	439,413.91
Amount set in the compensation plan if the goals are achieved	-	439,413.91	-	-	439,413.91
Value actually recognized in the income for the last accounting year	-	382,506.64	-	-	382,506.64

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation may be recorded in the Eletrobras' income for the financial year, as provided for under Circular/Annual Letter-2022-CVM/SEP. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

Financial Year ended on December 31, 2019					
	Board of Directors	Statutory Board	Fiscal Council	Statutory Audit and Risk Committee	Total
Total Number of Members	10.92	5.67	4.75	3.75	25.09
Number of Compensated Members(1)	8.00	5.67	4.75	3.75	22.17
Bonus					
Minimum amount set in the compensation plan	-	-	-	-	-
Maximum amount set in the compensation plan	-	-	-	-	-
Amount set in the compensation plan if the goals are achieved	-	-	-	-	-
Profit Sharing					
Minimum amount set in the compensation plan	-		-	-	
Maximum amount set in the compensation plan	-	346,452.28	-	-	346,452.28
Amount set in the compensation plan if the goals are achieved	-	346,452.28	-	-	346,452.28
Value actually recognized in the income for the last accounting year	-	-	-	-	-

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation may be recorded in the Eletrobras' income for the financial year, as provided for under Official Letter CVM/SEP/No. 02/2020. The Company's CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if

it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

(2) Three directors were not accounted for, given that members of the Audit and Statutory Risks Committee are remunerated only for their participation in the Committee.

13.4 Stock-based compensation of the Board of Directors and Statutory Board

The members of Eletrobras' Statutory Board are entitled to Variable Annual Compensation ("RVA"), based on the fulfillment of annual targets established by the Board of Directors and approved by the Secretariat of Coordination and Governance of State-Owned Companies - SEST of the Ministry of Economy.

At Eletrobras, since 2019, payment of RVA is made, by means of a stock-based instrument, following the model known as "Phantom Stocks," without delivery of book entry shares.

The Company model adopts a 5-year deferral, and includes penalties on the sum receivable if there is reduction of net profit exceeding 20% concerning the base year.

Until the fiscal year ended December 31, 2020, the amounts were paid in full in the following year through "Phantom Stocks". As of fiscal year 2021, the amounts of which will be paid in 2022, the plan established that 60% of the RVA will be paid in cash as a bonus and 40% of the total amount of the RVA will be paid in a deferred manner between the 2nd and 5th anniversary year of the plan for fiscal year 2021, using the "Phantom Stocks" mechanism.

13.5 - Stock-based compensation of the last three (03) accounting years of the Board of Directors and Statutory Board

In 2020 there was the very first payment of the Annual Variable Compensation (RVA) at Eletrobras, referring to the 2019 fiscal year, which is carried out by means of a stock-based instrument, following a model known as "Phantom Stocks," without delivery of book entry shares to Statutory Officers. Thus, there is no granting or delivery of shares issued by the Company, therefore, not resulting in dilution to shareholders. In the accounting year ended on December 31, 2020, the sum paid to officers and former officers as RVA was BRL 382,506.64.

In the accounting year ended on December 31, 2021, the sum paid to officers and former officers by stock-based instruments was BRL 756,459.43.

For the year ending December 31, 2022, the amount expected to be paid to officers through a stock-based instrument is BRL 345,649.46.

About information concerning share purchase options, we inform that is does not apply, as Eletrobras does not use such mechanism.

13.6 - Information on the outstanding options held by the board of directors and the Statutory Board

The Board of Directors and the Statutory Board of Eletrobras do not have outstanding options and the Company has no plans or programs to grant options to purchase shares issued by the Company or similar instruments.

13.7 - Options exercised and shares delivered connected to stock-based compensation of the Board of Directors and Statutory Board

The Board of Directors and the Statutory Board of Eletrobras do not have options exercised and shares delivered connected to stock-based compensation and the Company has no plans or programs to grant options to purchase shares issued by the Company or similar instruments.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing method

Considering the model effected by the Holding, we communicate the current stages for payment of RVA, which include pricing of "Phantom Stocks," valid for deferred installments: the average price of the company's unit share is calculated considering the last 60 trading sessions of the accounting year prior to RVA Schedule, considering the average quotation of common and preferred shares, weighted by the weight of capital; subsequently, the RVA amount to which each officer will be entitled is divided by the average share price, to obtain the number of reference shares; subsequently, the amount to be paid for each of the installments deferred between Year +2 and Year +5 will be paid in cash, calculated through the number of corresponding reference shares, multiplied by the average price of the company's unit share considering the last 60 trading sessions for the accounting year relative to the year of the deferred installment; we add that the outliers in the sample of 60 trading sessions will be ruled out, considering 90% confidence for the normal distribution.

13.9 - Interests in shares, membership interests and other convertible securities, held by Managers, Fiscal Directors, and Audit and Risk Committee's members – per department

As of December 31, 2021, none of the managers, members of the fiscal council and members of the Audit and Risk Committee held interests in shares or quotas directly or indirectly held, in Brazil or abroad, issued by Eletrobras, its direct or indirect controllers, companies controlled or under common control or other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controllers, controlled companies or companies under common control.

13.10 - Information on pension plans granted to members of the Board of Directors and Statutory Officers

	Board of Directors	Statutory Board Board	Total
Number of members	10.25	5.83	16.08
Number of compensated members [(1)]	-	5.83	5.83
Plan's Name	Eletrobras Social Security Foundation		
Amount of managers who are entitled to retire	-	Not available	Not available
Conditions for early retirement	-	- Having 60 (sixty) months of effective membership as a member of Eletros; - Being at least 50 (fifty) years old; - Having his/her working relationship with the sponsor broken.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	BRL 3,146,483.57	BRL 3,146,483.57
Cumulative total amount of contributions made during the last accounting year, less the 60th installment connected to contributions made directly by the managers	-	BRL 436,363.19	BRL 436,363.19
Possibility of early redemption and conditions	-	The cancellation of the registration of the participant, when a breach of the working relationship with the sponsor is proven, whenever this cancellation occurs before entitlement to the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of single payment or in installments at option of the participant, net of the Income Tax payable.	-

(1) Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under Circular/Annual Letter-2022-CVM/SEP.

13.11 - Individual, Maximum, Minimum and Average Compensation of the Board of Directors, Statutory Board, Fiscal Council and Statutory Audit and Risk Committee

Annual Amounts

	Statutory Board			Board of Directors			Fiscal Council			Statutory Audit and Risk Committee		
	12/31/21 ***	12/31/20	12/31/19	12/31/21 ***	12/31/20	12/31/19	12/31/21 ***	12/31/20	12/31/19	12/31/21 ***	12/31/20	12/31/19
Total Number of Members	5.83	6.00	5.67	10.25	11.00	10.92	5.00	4.42	4.75	4.83	4.67	3.75
Number of compensated members*	5.83	6.00	5.67	7.42*	8.00*	8.00*	5.00	4.42	4.75	4.83	4.67	3.75
Amount of the higher compensation (Brazilian Reais)**	1,027,824.2	1,080,385.7	1,029,791.5	65,284.32	78,341.16	65,284.32	65,284.32	78,341.16	78,341.16	391,706.16	470,047.44	391,706.16
Amount of the smaller compensation (Brazilian Reais)**	821,745.55	889,082.12	984,125.04	65,284.32	65,284.32	65,284.32	65,284.32	65,283.32	78,341.16	391,706.16	470,047.44	391,706.16
Average Compensation (Brazilian Reais)**	1,105,273.5	1,051,812.0	1,019,776.8	66,037.08	72,792.00	60,871.16	65,284.32	74,138.22	75,454.91	393,928.86	466,356.85	376,569.86

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

** For Compensation purposes, the sum of all compensation components, accordingly, of the Managers, Fiscal Directors, and Statutory Audit and Risk Committee's members was reckoned: fees, direct and indirect benefits, charges (INSS and FGTS), post-employment, termination of employment, and variable compensation. In 2021, travel daily rate amounts in 2021 were not included.

*** Amounts for fiscal year 2021 were calculated according to Circular/Annual Letter-2022-CVM/SEP, which does not consider social security contributions payable by Eletrobras (INSS)

Note

Statutory Board	
12/31/2021	The amount of fees distributed to the members of the Board of Statutory Officers is the same for all except the 5% increase for the Chief Executive Officer in relation to the other members. The CEO is also a member of the Board of Directors, although the compensation they receive as a member of the Statutory Board is not accounted for the calculation of Board of Directors' compensation, and the other way around, as provided for under Circular/Annual Letter-2022-CVM/SEP. However, the charges connected to their total compensation are considered exclusively on the Statutory Board. The smaller annual individual compensation was calculated by excluding members from departments where they held a position for less than 12 months, as established in Circular/Annual Letter-2022-CVM/SEP.

	The number of members corresponding to the annual average of number of members of the said management department ascertained per month, as established in Circular/Annual Letter-2022-CVM/SEP.
12/31/2020	The amount of fees distributed to the members of the Board of Statutory Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 01 employed officer. The CEO is also a member of the Board of Directors, although the compensation they receive as a member of the Statutory Board is not accounted for the calculation of Board of Directors' compensation, and the other way around, as provided for under Circular/Annual Letter-2022-CVM/SEP. However, the charges connected to their total compensation are considered exclusively on the Statutory Board. The amount of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Circular/Annual Letter-2022-CVM/SEP. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP.
12/31/2019	The amount of fees distributed to the members of the Board of Statutory Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 02 Officers employed in the months of January, February and March 2019. The CEO is also a member of the Board of Directors, although the compensation they receive as a member of the Statutory Board is not accounted for the calculation of Board of Directors' compensation, and the other way around, as established in Circular Letter/CVM/SEP/No. 02/2020. However, the charges connected to their total compensation are considered exclusively on the Statutory Board. The smaller annual individual compensation was ascertained by excluding members from the respective department where they took up the position for less than 12 months, as established in Circular Letter/CVM/SEP/No. 02/2020. The number of members corresponds to the annual average of number of members of the said management department ascertained per month, as established in Circular Letter/CVM/SEP/No. 02/2020.

Board of Directors	
12/31/2021	The amount of the fees distributed among the members of the Board of Directors is identical to all members. The amount of the smaller annual individual compensation was calculated by excluding members from the department where they held a position for less than 12 months, as established in Circular/Annual Letter-2022-CVM/SEP. The number of members accounts for to the annual average of number of members of the said management department ascertained per month, as established in Circular/Annual Letter-2022-CVM/SEP.
12/31/2020	The amount of the fees distributed among the members of the Board of Directors is identical to all members. The amount of the smaller annual individual compensation was calculated by excluding members from the department where they held a position for less than 12 months, as established in Circular/Annual Letter-2022-CVM/SEP. The number of members accounts for to the annual average of number of members of the said management department ascertained per month, as established in Circular/Annual Letter-2022-CVM/SEP.

12/31/2019	The value of the fees distributed among the members of the Board of Directors is identical to all members, except for the Directors that are part of the Audit and Risk Committee, which receive higher amounts. The smaller annual individual compensation was calculated by excluding members from departments where they held a position for less than 12 months, as established in Official Letter/CVM/SEP/No. 02/2020. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.
Fiscal Council	
12/31/2021	The value of the fees distributed among the members of the Fiscal Council is identical to all members. The amount of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Circular/Annual Letter-2022-CVM/SEP. The number of members accounts for to the annual average of number of members of the said management department ascertained per month.
12/31/2020	The value of the fees distributed among the members of the Fiscal Council is identical to all members. The amount of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Circular/Annual Letter-2022-CVM/SEP. The number of members accounts for to the annual average of number of members of the said management department ascertained per month.
12/31/2019	The value of the fees distributed among the members of the Fiscal Council is identical to all members. The smaller annual individual compensation was calculated by excluding members from departments where they held a position for less than 12 months, as established in Official Letter/CVM/SEP/No. 02/2020. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.

Statutory Audit and Risk Committee	
12/31/2021	The value of the fees distributed among the members of the Audit Committee is identical to all members. The amount of the smaller annual individual compensation was ascertained by excluding members from the respective department where they took up the position for less than 12 months, as established in Circular/Annual Letter-2022-CVM/SEP. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP
12/31/2020	The value of the fees distributed among the members of the Audit Committee is identical to all members. The amount of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under Circular/Annual Letter-2022-CVM/SEP.

	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP.
12/31/2019	The value of the fees distributed among the members of the Audit Committee is identical to all members. The smaller annual individual compensation was calculated by excluding members from departments where they held a position for less than 12 months, as established in Official Letter/CVM/SEP/No. 02/2020. The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Official Letter/CVM/SEP/No. 02/2020.

13.12 - Mechanisms for compensation or indemnification for managers in the event of dismissal or retirement

Eletrobras pays a sum referred to as "Quarantine" to the Officers who were dismissed from the Company, subject to approval by the Public Ethics Committee of the Presidency of the Republic, which will correspond to a fixed monthly fee for a period of 6 (six) months.

The former member of the Board of Statutory Officers shall not be entitled to compensation of an indemnity nature that, prior to the end of the period of incapacity, returns to the position he held in the public or private administration prior to his investiture, provided that he does not characterize a conflict of interest.

13.13 - Percentage in the Total Compensation held by Managers and Members of the Fiscal Council and members of the Statutory Audit and Risk Committee who are parties related to the Controlling Shareholders

Compensation held by Related Parties for the Accounting Year ending on December 31, 2021

	Board of Directors	Statutoy Board	Fiscal Council	Statutory Audit and Risk Committee
Total Members	10.25	5.83	5.00	4.83
Number of Members – Party Connected to Controlling Shareholders	4.25	0.75	2.17	0.00
Total Compensation of Department over the Year	548,932.25	7,437,033.72	356,778.75	2,283,211.91
Total Compensation Assigned to Parties Related to Parent Company in the Department over the Year	247,536.37	317,935.23	143,625.48	-
% of the Total Compensation of the Department	45%	4%	40%	0%

Compensation held by Related Parties for the Financial Year ended on December 31, 2020

	Board of Directors	Statutory Board	Fiscal Council	Statutory Audit and Risk Committee

Total Members	11.00	6.00	4.42	4.67
Number of Members – Party Connected to Controlling Shareholders	3.00	0.00	2.42	0.00
Total Compensation of Department over the Year	582,336.02	6,310,871.99	327,690.95	2,177,886.47
Total Compensation Assigned to Parties Related to Parent Company in the Department over the Year	195,852.96	-	171,008.63	-
% of the Total Compensation of the Department	34%	0%	52%	0%

Compensation held by Related Parties for the Financial Year ending on December 31, 2019				
	Board of Directors	Statutoy Board	Fiscal Council	Statutory Audit and Risk Committee
Total Members	10.92	5.67	4.75	3.75
Number of Members – Party Connected to Controlling Shareholders	2.00	0.00	1.75	0.00
Total Compensation of Department over the Year	597,351.44	5,707,520.05	358,410.82	1,694,564.52
Total Compensation Assigned to Parties Related to Parent Company in the Department over the Year	131,221.50	0	125,345.87	0.00
% of the Total Compensation of the Department	22%	0%	35%	0%

(*) The total of Committee members is being reckoned on Board of Directors.

13.14 - Compensation of Managers and members of the Fiscal Council and members of the Statutory Audit and Risk Committee, grouped by department, received for any reason other than the position they occupy

Over the last 3 (three) accounting years, there was no compensation paid to members of the Board of Directors, Statutory Board, Fiscal Council and Statutory Audit and Risk Committee of Eletrobras for any reason other than the position they hold at Eletrobras. Every compensation received at Eletrobras was due only because of the position held at Eletrobras

13.15 - Compensation of Managers, members of the Fiscal Council and members of the Statutory Audit and Risk Committee recognized in the results of direct or indirect controlling shareholders of companies under common control and controlled by the issuer.

Over the last 3 (three) financial years, there were no compensation installments paid by Eletrobras subsidiaries, its direct or indirect controlling shareholders and companies under common control, which have been attributed to the members of the Board of Directors, Statutory Board, Fiscal Council, and Statutory Audit and Risk Committee, but there was not, in any case whatsoever, such hypothesis of compensation by a subsidiary, controllers or companies under common control due to the position held at Eletrobras. Any compensation received by other companies/agencies was due to the activities they exercise.

Additionally, concerning compensation received at other companies and/or agencies, we hereby indicate, for the years ended December 31, 2021, 2020 and 2019, the compensations received by the Managers, members of the Fiscal Council and Statutory Audit and Risk Committee of Eletrobras, recognized in the results of the Eletrobras subsidiaries, the direct or indirect controlling shareholders of Eletrobras or companies under common control, even if not connected to the exercise of office in the issuer.

Accounting year ending on 12/31/2021				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**
Parent Companies	-	-	-	-
Subsidiaries	-	987,594.27	43,328.40	-
Companies under Joint Control	124,392.00	285,957.12	47,605.44	-

Financial Year ended on 12/31/2020				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**
Parent Companies	-	-	-	-
Subsidiaries	-	BRL 908,459.82	-	-
Companies under Joint Control	-	BRL 147,490.66	-	-

Financial Year ended on 12/31/2019				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**
Parent Companies	-	-	-	-
Subsidiaries	-	BRL 780,160.92	-	-
Companies under Joint Control	-	BRL 253,328.08	-	-

13.16 - Other relevant information

In addition to the information provided in item 13.2 above, Eletrobras' managers received, as an indemnity, in 2021, the amount of BRL 29,479.97 connected to travel daily rates. The amount received in 2020 for indemnity funds of this nature was BRL 66,457.66.

The Company informs the proposal for compensation to the Managers (Board of Directors and Executive Board separately), as well as to the Fiscal Council and Statutory Audit and Risk Committee, to be resolved at the Shareholders' Meeting, for the period from April 2022 to March 2023, according to the following tables:

Managers' Compensation set according to term of office					
(Period from April 2022 to March 2023)					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	11.00	7.00	5.00	5.00	28.00
Number of Compensated Members	8.00*	7.00	5.00	5.00	25.00
Annual Fixed Compensation					
Salary or payment for management services	522,274.82	4,218,373.56	326,421.76	1,958,530.58	7,025,600.73
Direct and Indirect Benefits	-	1,601,353.17	-	-	1,601,353.17
Participation in Committees	-	-	-	-	-
Other	-	700,720.22	-	-	700,720.22
Description of Other Fixed Compensations	FGTS	FGTS	FGTS	FGTS	FGTS
Variable Compensation					
Bonus	-	3,575,071.59	-	-	3,575,071.59
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Other	-	-	-	-	-
Description of Other Variable Compensations	-	-	-	-	-
Post-Employment	-	1,419,309.48	-	-	1,419,309.48
End of Office	-	2,109,186.78	-	-	2,109,186.78
Stock-based, including options**	-	345,649.46	-	-	345,649.46
Note	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	The number of members corresponds to the annual average of number of members of the said managing department ascertained per month, as provided for under Circular/Annual Letter-2022-CVM/SEP	-

Total Compensation***	522,274.82	13,969,664.27	326,421.76	1,958,530.58	16,776,891.44

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.
** By means of the model known as "Phantom Stock" without delivery of book entry shares.
*** The Compensation Proposal does not address the amounts of social security contributions payable by Eletrobras (INSS), in accordance with Circular/Annual Letter-2022-CVM/SEP.

In addition to this, in order to provide a better understanding of the amounts effectively recognized for the period from April 2021 to March 2022, corresponding to the last term of office of the current members of the Company's Management, the table below shows the information in item 13.2 of the Reference Form as planned for such period:

Managers' Compensation recognized in the term of office					
(Period from April 2021 to March 2022)					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.72	5.94	5.00	4.94	26.61
Number of Compensated Members	7.78	5.94	5.00	4.94	23.67
Annual Fixed Compensation					
Salary or payment for management services	503,233.36	3,535,535.06	326,421.63	1,909,204.80	6,274,394.85
Direct and Indirect Benefits	-	692,646.44	-	-	692,646.44
Participation in Committees	-	-	-	-	-
Other	-	392,935.89	-	-	392,935.89
Description of Other Fixed Compensations	FGTS	FGTS	FGTS	FGTS	FGTS
Variable Compensation					
Bonus	-	539,105.56	-	-	539,105.56
Profit Sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Fees	-	-	-	-	-
Other	-	-	-	-	-
Description of Other Variable Compensations	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Post-Employment	-	427,123.89	-	-	427,123.89
End of Office	-	-	-	-	-
Stock-based, including options**	-	756,459.43	-	-	756,459.43
Note	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as

	provided for under Circular/Annual Letter-2022-CVM/SEP	provided for under Circular/Annual Letter-2022-CVM/SEP	provided for under Circular/Annual Letter-2022-CVM/SEP	provided for under Circular/Annual Letter-2022-CVM/SEP	provided for under Circular/Annual Letter-2022-CVM/SEP
Total Compensation* **	**503,233.36**	**6,343,806.28**	**326,421.63**	**1,909,204.80**	**9,082,666.08**

* Three directors were not accounted for, given that board members on the Statutory Fiscal Board are remunerated only for participation in the Committee.
** By means of the model known as "Phantom Stock" without delivery of book entry shares.
*** The Compensation Proposal does not address the amounts of social security contributions payable by Eletrobras (INSS), in accordance with Circular/Annual Letter-2022-CVM/SEP.

To supplement information, and in order to allow greater comparability with information from previous years, we present hereunder the expected amounts if Eletrobras' social security contributions (INSS) were added to:

Total compensation set for the current Accounting Year ending on 12/31/2022 - Annual Amounts					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.92	6.75	5.00	5.00	27.67
Number of Compensated Members	7.92*	6.75	5.00	5.00	24.67
Total Compensation	**519,191.93**	**13,459,960.17**	**326,421.75**	**1,958,530.60**	**16,264,104.45**
INSS	**99,486.09**	**1,495,482.23**	**62,020.13**	**391,706.14**	**2,048,694.60**
Total, considering INSS	**618,678.02**	**14,955,442.40**	**388,441.88**	**2,350,236.74**	**18,312,799.05**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

Total compensation set for the current Accounting Year ending on 12/31/2021 - Annual Amounts					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.25	5.83	5.00	4.83	25.92
Number of Compensated Members	7.42*	5.83	5.00	4.83	23.08
Total Compensation	**489,995.11**	**6,443,744.91**	**326,421.60**	**1,902,676.40**	**9,162,838.02**
INSS	**58,937.14**	**993,288.81**	**30,357.15**	**380,535.51**	**1,463,118.61**
Total, considering INSS	**548,932.25**	**7,437,033.72**	**356,778.75**	**2,283,211.91**	**10,625,956.63**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

Managers' Compensation set according to term of office (Period from April 2022 to March 2023)					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	11.00	7.00	5.00	5.00	28.00
Number of Compensated Members	8.00*	7.00	5.00	5.00	25.00
Total Compensation	**522,274.82**	**13,969,664.27**	**326,421.76**	**1,958,530.58**	**16,776,891.44**
INSS	**104,454.96**	**1,751,800.56**	**65,284.35**	**391,706.12**	**2,313,245.99**
Total, considering INSS	**626,729.79**	**15,721,464.83**	**391,706.12**	**2,350,236.70**	**19,090,137.43**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

Managers' Compensation recognized in the term of office (Period from April 2021 to March 2022)					
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Statutory Audit and Risk Committee**	**Total**
Total Number of Members	10.72	5.94	5.00	4.94	26.61
Number of Compensated Members	7.78*	5.94	5.00	4.94	23.67
Total Compensation	**503,233.36**	**6,343,806.28**	**326,421.63**	**1,909,204.80**	**9,082,666.08**
INSS	**67,025.17**	**985,499.66**	**33,621.39**	**381,841.15**	**1,467,987.37**
Total, considering INSS	**570,258.53**	**7,329,305.95**	**360,043.01**	**2,291,045.96**	**10,550,653.45**

* Three directors were not accounted for, given that board members on the Statutory Audit and Risk Committee are remunerated only for participation in the Committee.

10.1 – Officers' Comments

a) General financial and assets conditions

The financial information stated in items 10.1 to 10.9 of this annex are derived from the Company's consolidated financial statements for the accounting years ended December 31, 2021, 2020, and 2019, prepared following accounting practices adopted in Brazil, including accounting pronouncements issued by the Accounting Pronouncement Committee (CPC) and the International Financial Reporting Standards (IFRS), issued by IASB.

The Officers' analysis clarifying the results obtained and the reasons for the variation in the amounts of the Company's equity accounts constitute an opinion on the impacts or effects of the data presented in the financial statements on the Company's financial situation and operating results. The Company's Executive Board cannot guarantee that the financial situation and operating results obtained in the past will be reproduced in the future.

The terms "AH" and "AV" appearing in the columns of certain tables in Section 10 generally mean "Horizontal Analysis" and "Vertical Analysis," respectively.

The information in this section 10 should be read and reviewed jointly with our consolidated financial statements, available on our website (https://ri.eletrobras.com/), and the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

As of December 31, 2021, Eletrobras and investees were formed by the Company and six controlled companies, five of which are operational, 50% of Itaipu Nacional's interest, and the equity participation company Eletropar. Eletrobras also has an equity interest in 81 Special Purpose Entities (SPEs) in Brazil — being 60 generation SPEs, 18 transmissions SPEs, and 3 services SPEs —; 2 power generation plants abroad — Rouar and Inambari —; and 25 affiliate companies.

On December 31, 2021, Eletrobras reached an installed capacity of 50,515.21 MW in Generation projects, which accounts for 28% of the 181,498.08 MW installed in Brazil. Out of Eletrobras' total, 61% covers projects wholly owned by Eletrobras and investees, 23% accounts for projects performed by way of SPEs, and 16% for projects in shared ownership, including half the capacity of Itaipu Binacional (7,000 MW).

On December 31, 2021, the grid of Transmission Lines (LT's) of Eletrobras Companies and investees reached a total of 74,087.27 km, 9,408.29 km of which standing as corporate not renewed; 57,148.77 km being corporate under the O&M Regime, renewed by Law 12783/13; and 7,530.21 km referring to their shareholdings in projects performed by the Company using SPEs. Considering only lines with a voltage level equal to or greater than 230 kV, Eletrobras is responsible for 68,357.77 km, accounting for 40.6% of the total Transmission Lines in Brazil in such voltages.

Nearing its 60th birthday, Eletrobras records, throughout its existence, years that can be classified as historical testimonies, considering its achievements and overcoming of challenges. And 2021 was no different. With milestones that are already part of its six decades of history, Eletrobras brings together, this report, the results achieved in the last cycle, and, above all, our plans to accomplish even more.

In a context of a pandemic that unfortunately is still present in the world scenario, Eletrobras once again showed its relevance to Brazilian society, either through the unchanged supply of electricity over the period or through the donation, in the first month of the year, of oxygen cylinders to the state of Amazonas, which was going through a critical moment of coping with COVID-19. Internally, the company consolidated the maturity of its management and the effectiveness of its processes, maintaining a significant percentage of its employees in telework, with a focus on the health and safety of its employees.

The 2020-2035 Strategic Plan of Eletrobras Companies, considering the company's capitalization scenario, provides for investments over BRL 12 billion per year. The amount considers the power quota regime termination of the plants postponed by Law 12783/2013 and the entering into new contracts for the concession of electricity generation from independent producers. On the other hand, the scenario without capitalization, with the maintenance of the quota regime, provides for the investment capacity halved, estimated at R$ 6 billion annually.

The Strategic Plan is unfolded in the Business and Management Steering Plan (PDNG), updated annually, with a five-year horizon. The PDNG 2021-2025, based on operational excellence and financial discipline, guided the results achieved in the year. The process of rationalization of interests in Special Purpose Entities continued and the operational, economic-financial, and corporate synergy among Eletrobras's Companies became evident through the corporate restructuring between Eletronorte and Amazonas GT. Important steps were also taken to enable the completion of Angra 3, an undertaking of crucial importance for the energy security of the National Interconnected System.

Launched in December 2021, the new Business and Management Steering Plan, covering the period from 2022 to 2026, includes the vision of the company's capitalization and provides for an investment volume of BRL 48.3 billion. The increase in investments will allow the company to resume growth in the generation and transmission businesses while maintaining financial discipline. The plan considers the discounting of the plants extended by Law 12.783/2013 and the conclusion of new contracts for the generation of electricity generation of independent producers. Thus, to prepare for the new scenario, Eletrobras brings in the new plan two strategic initiatives as concerns energy trading.

In its trajectory, Eletrobras reinforces that, as important as preparing for the new is to be the protagonist of the new, creating and seeking different ways of acting, in line with its purpose, vision, and values. In 2021, in partnership with BNDES, Eletrobras registered, with the UN, the energy pact Decarbonization of the electrical matrix of isolated systems in the Amazon, replacing diesel generation with clean, renewable, and affordable energy, whereby sustainability and innovation go hand in hand, highlighting the relevance of the Sustainable Development Goals to Eletrobras' strategy.

In 2021, Eletrobras was listed among the most transparent Brazilian companies in sustainability and transparency was also present in recognitions such as the Pro-Ethics Company Seal, granted by the Comptical Controllership of the Federal Government (CGU); the highest level of adherence to good compliance practices, assessed by the National Program services the Prevention of Corruption, Federal Court of Auditors (TCU); the highest score of IG-SEST certification, of excellence in corporate governance; and the Transparency Trophy, awarded to companies with best practices in accounting information made available to the market.

Since 2016, the Company has been reducing the number of Special Purpose Entities (SPEs) in which it holds an interest, through the SPE Rationalization Project, which will continue as a strategic and priority project for the Company. Among the 81 SPEs still held by the Company on the date of this Reference Form, 2 are in the process of being merged with the Company's controlled companies; 1 is in the process of selling, and 14 are in the process of closing. Thus, the Company expects to reduce the number of SPEs in which it holds interest to 64 by the end of 2022. In the accounting years ended December 31, 2019, and 2020, the Company had 136 and 94 SPEs, respectively.

Eletrobras recorded, in the accounting year ended December 31, 2021, a consolidated net income of BRL 5,714 million, lower than the BRL 6,387 million obtained on December 31, 2020.

The Net Operating Revenue for the accounting year ended December 31, 2021, was BRL 37,616 million, which represented an increase of BRL 8,535 million or 29.35% vis-à-vis the accounting year ended December 31, 2020, when it accounted for BRL 29,080 million, providing that this variation was mainly due to the sale of approximately BRL 1,426,062 thousand in the short-term market of the CCEE – Electric Energy Trading Chamber as energy imports from Uruguay, accounting for 1,116 GWh of energy, in the accounting year ended December 31, 2020, 234 GWh were sold. In addition, there was an increase

in construction revenue in the transmission segment in the accounting year ended December 31, 2021, mainly due to re-estimates of the evolution of the performance of transmission projects underway, and authorizations from the National Electric Energy Agency ("ANEEL"), and an increase in contractual financial income mainly driven by the increase in the adjustment indexes of contracts based on the National Broad Consumer Price Index – IPCA.

Assessment of Indicators

The table below shows the evolution of indicators considered important by the Management for assessing the Company and its financial situation and assets for the past three (3) years to allow its comparability and follow-up:

	12/31/2021	12/31/2020	12/31/2019
(in billion BRL, except for indices and percentages)			
Current Liquidity Index[1]	1.66	1.64	1.59
Gross Financial Debt[2]	44,016	47,002	46,782
Cash and Cash Equivalents[3]	22,375	26,667	26,148
Net Debt[4]	21,641	20,335	20,634
Immediate Liquidity[5]	0.94	0.97	1.00
Net Leveraging[6]	28.32%	27.57%	29.47%
[1]Corresponds to the division between the current assets and the current liabilities			
[2]Corresponding to financing and debentures to be paid, without considering the amounts relating to the RGR that has a corresponding entry in the assets			
[3]Corresponds to the sum of (i) Cash and cash equivalents, Securities; (ii) Financing receivable without RGR; and (iii) Itaipu Financial Asset			
[4]Corresponding to Gross Financial Debt subtracted from Cash and Cash Equivalents			
[5]Corresponds to the Division between Cash and Cash Equivalents and Current Liabilities			
[6]Corresponding to the Division between Net Debt and Owners' Equity			
(*) Eletrobras, as a result of the guidelines of Circular Letter No. CVM/SNC/SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets – RBSE, until then classified as financial assets, which started being treated as contract assets under CPC 47 - Revenue from Contracts with Customers. As a result, to maintain the same comparative basis, the Company submitted once more the balances of such assets as agreement assets. The cumulative effects of the twelve months of 2019 and 2020 resulting from this restatement can be found in the balance sheet, in the income statement, cash flow statement, statement of comprehensive income, and statement of added value, and were stated following CPC 23/IAS 8 - Accounting Policies, Changes in Estimates and Error Correction, under Note 4.4 to the 2020 Consolidated Financial Statements.			

On December 31, 2021, there was an increase in Eletrobras' current liquidity ratio from 1.64 to 1.66, due to the reduction in current assets of 11.33%, and an even greater reduction in current liabilities, from 12.80%.

Current assets decreased by approximately 11.33%, mainly due to the reduction in Financing and Loans receivable, which ranged from BRL 4,749 million on December 31, 2020, to BRL 1,252 million on December 31, 2021. Current liabilities reduced by approximately 12.80%, this variation equivalent to approximately BRL 3.51 billion.

Regarding the evolution of the net debt, an increase can be noted from an amount of BRL 20.34 billion on December 31, 2020, to BRL 21.64 billion on December 31, 2021, due to a reduction in current assets from BRL 44.5 billion to BRL 39.3 billion, partially offset by the reduction in gross debt from BRL 47.0 billion to BRL 44.0 billion.

Cash and cash equivalents decreased BRL 4,292 million or 16.09%, from BRL 26,667 million on December 31, 2020 to BRL 22.375 million on December 31, 2021. This decrease is mainly due to the reduction in Intake Financing, due to the amortization of BRL 3,638 million from Itaipu Binacional, which on December 31, 2020, had a balance of BRL 4,200 million and as of December 31, 2021, a balance of BRL 689 million.

Itaipu Financial Assets

In compliance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated based on the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured about the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually.

As a result of this, Decree No. 6,265/2007 created an asset for the part of the annual differential ascertained equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate adopted by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to as "Itaipu Financial Asset."

The values relating to the annual adjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under the account Financial Assets, entered under Assets, amounted to BRL 3,143,949 thousand on December 31, 2021, which equals USD 563,382 thousand (BRL 4,499,843 on December 31, 2020, equivalent to USD 865,903 thousand. The amount of BRL 2,446,362, equivalent to USD 438,376 thousand (BRL 3,083,715 thousand on December 31, 2020, equivalent to USD 593,399 thousand), recorded under the Company's liabilities account will be transferred to the National Treasury by 2023, as a result of the credit assignment operation between the Company and the National Treasury in 1999.

Accordingly, the Company has a net financial asset of Itaipu relating to this component for BRL 697,587 thousand, equivalent to USD 125,006 thousand on December 31, 2021 (BRL 1,416,128 thousand on December 31, 2020, equivalent to USD 272,504 thousand). However, considering that the financial asset of Itaipu is a remuneration arising from the financing agreement concluded by Eletrobras about Itaipu, the amount of the financial asset to be received by Eletrobras is being considered, as discounted, in the calculation of Net Debt.

b) Capital Structure

The indicator measured by the ratio between third-party liabilities and total liabilities increased from 60.16% on December 31, 2019, to 58.79% on December 31, 2020, and 59.42% on December 31, 2021.

The ratios of total financing from shareholders' equity sources and third-party capital sources in the accounting years ending on December 31, 2021, 2020, and 2019 were 68.30%, 70.10%, and 66.22%, respectively. The table below shows the evolution of these indicators during the years ended December 31, 2021, 2020, and 2019:

Own Capital X Third Party Capital						
BRL Million, Except for Percentages	12/31/2021	AV %	12/31/2020	AV %	12/31/2019	AV%
Third-party Capital						
Current Liabilities	23,883	21.35%	27,390	26.03%	26,341	24.51%
Noncurrent Liabilities	88,003	78.65%	77,825	73.97%	81,122	75.49%
Total liabilities	**111,886**	**59.42%**	**105,215**	**58.79%**	**107,463**	**60.16%**
Equity						
Owners' Equity	76,417	40.58%	73,751	41.21%	71,159	39.84%
Total Net Equity	**76,417**	**40.58%**	**73,751**	**41.21%**	**71,159**	**39.84%**
Total (Own Cap. + Third Party Cap.)	**188,303**	**100%**	**178,966**	**100.00%**	**178,622**	**100.00%**
Own Capital/Third Party Capital	68.30%		*70.10%*		*66.22%*	

c) ability to pay as concerns financial commitments undertaken

Based on the information described below, which includes the Company's indebtedness profile, with the respective amortization schedule and its cash and cash equivalents, read together with the liquidity ratios described in "Assessment of Indicators" of item 10.1 (a) and considering the Company's ability to access funds from loans and financing in the financial and capital markets, the Company's management understands that, on the date of this Reference Form, the Company is fully capable of settling the financial commitments undertaken. On December 31, 2021, the Company complied with its financial commitments.

The table below shows the amortization flow for the payment of loans, financing, bonds, and debentures, which totaled BRL 44 billion, as of December 31, 2021:

Loans, Financing, Bonus, and Debentures			
Amortization flow			
12/31/2021			
(in BRL thousand)		Balance	AV%
Short-term			
	2022	8,234,752	18.71%
Long-term			
	2023	4,785,443	10.87%
	2024	6,657,723	15.13%
	2025	4,681,094	10.64%
	2026	4,204,094	9.55%
	2027	1,739,095	3.95%
	After 2028	13,713,444	31.16%
Total		**44,015,645**	**100.00%**

Regarding the Company's liquidity ratios, see the table in the subsection Evaluation of Indicators, in item "a" above.

Eletrobras' main resource needs, as of December 31, 202about the following commitments: (i) payment of the portion of debentures issued locally in the amount of BRL 1.1 billion in April 2022, (ii) payment of assumed debts of privatized distributors, (iii) payment of court awards arising from actions for inflation adjustment of compulsory loan, and (iv) payment of dividends to shareholders.

Eletrobras risk rating, according to risk rating agencies, is directly connected to the risk rating of Brazil, since the Federal Government is the majority shareholder of the Company. On December 31, 2021, Eletrobras' risk rating was as follows:

Branch	National Classification/Prospect on 12/31/21
Moody's BCA	"Ba3": / Stable
Moody's Senior Unsecured Debt	"Ba2": / Stable
Fitch – Issuer Default Ratings (Foreign Currency)	"BB-": / Negative
Fitch – Issuer Default Ratings (Local Currency)	"BB-": / Negative
S&P LT Local Currency – Brazil Domestic Scale)	brAAA/Stable
S&P LT Foreign Currency (Global Scale)	BB-/Stable

On March 12, 2021, Standard & Poor's ("S&P") risk rating agency reaffirmed all Eletrobras ratings as well as its outlook. S&P reviewed the likelihood of Eletrobras receiving extraordinary government support

from almost certain to extremely high, owing to the potential acceleration of the privatization process, which does not affect the rating.

On June 2, 2021, the rating agency Fitch Ratings ("Fitch") reaffirmed the Company's credit rating with international scale in local and foreign currency at BB- with a negative outlook and on national scale AA (bra) with a stable outlook. The agency raised the rating of Eletrobras' stand-alone credit profile (SCP) from "b" to "b+," reflecting the improvement in the capital structure and the strengthening of its operating cash generation.

d) sources of financing for working capital and investments in noncurrent assets used

Once the need to obtain funds to make investments in noncurrent assets and working capital is found, Eletrobras will come up with alternatives to raise the necessary amounts.

Aiming this purpose, there is feasibility obtaining: (i) financing from financial institutions, (ii) access to the capital market with a view to self-financing by issuing securities, either in the local or international market, (iii) or even, if possible, pursuing funds following models similar to those already adopted in the past, with multilateral agencies, (iv) in addition to carrying out transactions with financial institutions in the "A/B Loan" modality.

In any case, it should be stressed that the terms and conditions of financing, loans, or securities that could potentially be issued should be consistent with the construction schedule of the projects to which they are associated, in the same way, that the cost should be adequate to the flow cash flow of the project considering the yield characteristics of the project.

The table below shows the evolution of Eletrobras' operating cash flow generation and gross indebtedness for the periods indicated:

BRL Billion	12/31/2021	12/31/2020	12/31/2019
Operating Cash Flow of Continued Activities	8.2	4.2	0.3
Operating Cash Flow of Discontinued Activities	-	-	(0.4)
Operating Cash Flow	8.2	4.2	(0.1)
Gross Debt[1]	44.02	47.00	46.79

[1]Corresponding to the financing to be paid, without considering the amounts about RGR owed by a company outside the Eletrobras group, and the credits about the federalization of distribution companies, under Article 21-A and 21-B of Law 12783/13.

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with funds generated by its operations, loan via the international capital market, capital increases, or other sources of financing that may be available at the time in question.

e) sources of financing for working capital and for investments in noncurrent assets it intends to use for coverage of deficits of liquidity

Once the need to obtain funds to make investments in noncurrent assets and working capital is found, Eletrobras will come up with alternatives to raise the necessary amounts.

Aiming this purpose, there is feasibility obtaining: (i) financing from financial institutions, (ii) access to the capital market with a view to self-financing by issuing securities, either in the local or international market, (iii) or even, if possible, pursuing funds following models similar to those already adopted in the past, with multilateral agencies, (iv) in addition to carrying out transactions with financial institutions in the "A/B Loan" modality.

In any case, it should be stressed that the terms and conditions of financing, loans, or securities that could potentially be issued should be consistent with the construction schedule of the projects to which they are

associated, in the same way, that the cost should be adequate to the flow cash flow of the project considering the yield characteristics of the project.

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with funds generated by its operations, loan via the international capital market, capital increases, or other sources of financing that may be available at the time in question.

f) levels of indebtedness and the characteristics of such debts, further describing:

(i) Relevant loan contracts and financing

Financing took out by the Company:

In the accounting years ended December 31, 2021, December 31, 2020, and December 31, 2019, Eletrobras availed itself of (i) local loans and financing from private financial institutions; (ii) issuance of securities in the foreign market; and (iii) issuance of securities (debentures) in the local market.

In short, below are some of the Company's relevant contracts:

(i) Bonus issued in 2020 (with maturities in 2025 and 2030);
(ii) Debentures issued by the Company and its controlled companies;
(iii) Debts arising from contracts with BNDES in the direct and lending modalities;
(iv) Debts with other state-owned banks, especially Caixa Econômica Federal and Banco do Brasil; and
(v) Debts with Petrobras and Vibra Energia assumed on account of the privatization of electricity distributors, controlled by the Company before its privatization.

Together, such contracts account for 80.50% of the debt raised by the Company. Eletrobras Companies, on December 31, 2021, were parties to contracts wherein it incurred liabilities, including loans, financing, bonds, and debentures, totaling BRL 44.0 billion (BRL 47.0 billion on December 31, 2020, and BRL 47.9 billion as of December 31, 2019), of which BRL 8.2 billion (BRL 11.4 billion as of December 31, 2020, and BRL 7.7 billion as of December 31, 2019) represented short-term obligations and BRL 35.8 billion accounted for long-term obligations (BRL 35.6 billion as of December 31, 2020, and BRL 40.2 billion as of December 31, 2019), with currency breakdown shown below:

	12/31/2021		12/31/2020		12/31/2019	
(in BRL thousand)	Balance	AV%	Balance	AV%	Balance	AV%
Foreign Currency						
USD not indexed	7,609,858	17.29%	10,533,310	22.41%	7,571,970	15.81%
USD with LIBOR	421,496	0.96%	614,331	1.31%	799,128	1.67%
EURO	288,187	0.65%	311,052	0.66%	235,353	0.49%
Subtotal	**8,319,541**	**18.90%**	**11,458,693**	**24.38%**	**8,606,451**	**17.97%**
National Currency						
CDI	13,219,492	30.03%	12,947,667	27.55%	9,148,959	19.10%
IPCA	4,885,610	11.10%	2,753,015	5.86%	1,055,756	2.20%
TJLP	5,168,140	11.74%	5,260,994	11.19%	6,430,589	13.43%
SELIC	5,583,969	12.69%	7,094,597	15.09%	8,594,909	17.94%
Other	-	0.00%	-	0.00%	6,793,696	14.18%
Subtotal	**28,857,211**	**65.56%**	**28,056,273**	**59.69%**	**32,023,910**	**66.86%**
Not Indexed	6,838,893	15.54%	7,487,068	15.93%	7,269,279	15.18%
Total	**44,015,645**	**100.00%**	**47,002,033**	**100.00%**	**47,899,641**	**100.00%**

In more detail, on December 31, 2021, the following relevant financial agreements of the Company were in effect:

KfW: Loan with the Kreditanstalt für Wiederaufbau – KfW, with a guarantee from the Federal Government, amounting to € 13.3 million, with funds coming from negotiations of protocols for the financing of renewable energy projects that have occurred in the years 2000 and 2001, and that resulted in the execution of a Financial Cooperation Agreement between the Governments of Germany and Brazil, on November 27, 2003. The contract for the first tranche was signed on December 12, 2008. The loan term is 30 years and the interest rate is 2% per annum. The interest on the loan is paid semi-annually in June and December. The payment of principal only started in December 2018.

On November 1, 2012, the second tranche of the financing agreement entered into with KfW, worth € 45.9 million, was guaranteed by the Federal Government, with a grace period of 5 years and a total term of 30 years. As of December 30, 2019, the weighted average interest rate applied to this financing was 2.922% per year. The interest on the loan is paid semi-annually in June and December. The payment of principal shall only start as of December 2017. The funds were allocated by transfer of Eletrobras to the São Bernardo Complex Project, which is owned by subsidiary CGT Eletrosul, and aimed at deploying four Small Hydroelectric Power Plants (SHPs) in the State of Santa Catarina. The outstanding balance of the two financings of KFW, on December 31, 2021. was BRL 288.2 million.

Loan Agreement No. 7884 – World Bank: on February 24, 2011, the Loan Agreement No. 7884 - BR was signed for a loan with the World Bank ("Loan Agreement No. 7884"), for USD 495.0 million. The loan gas a bond posted by the National Treasury. The funds were used to finance the Energia + Project, mainly targeted at improving the quality of the services provided and contributing to reaching and maintaining the economic and financial balance of distribution companies then controlled by Eletrobras.

Payment of interest and principal on the loan is made semi-annually in March and September. The principal started being paid in March 2016. The open balance of this financing on December 31, 2021, was BRL 298.1 million.

Bank Credit Notes - Caixa Econômica Federal and Banco do Brasil: on August 12, 2014, the Company entered into the "Credit Opening Agreement and Other Covenants" with Banco do Brasil S.A. and Caixa Econômica Federal, under which 44 Bank Credit Notes ("CCBs") were issued, amounting to BRL 6.5 billion, of which BRL 4.0 billion were granted by Banco do Brasil and BRL 2.5 billion by Caixa Econômica Federal.

CCBs count on a full personal guarantee from the Federal Government. Principal repayments are monthly, starting on August 25, 2016, and ending on January 25, 2023, and the yield accounts for 119.5% of the accumulated variation of the average daily rates of CDI. The operation was destined for investing working capital and financing investments of Eletrobras Companies. The entire amount has already been released. The outstanding balance of these operations as of December 31, 2021, was BRL 887.0 million.

Notes - Bonds (issued in 2020): on February 4, 2020, Eletrobras concluded the bond issuance process in the international market ("2020 Bonds"), carried out by way of two tranches with maturities in 2025 and 2030, in respective amounts of USD 500.0 million and USD 750.0 million. The tranches relating to this issuance have half-yearly interest coupons, with rates of 3.625% and 4.625% per year, respectively, subject to an amortization regime in bullets on the respective maturity dates.

The proceeds from this fundraising were used for the partial repurchase (tender offer) of the securities issued in dollars in 2011, maturing in October 2021. The outstanding balance (actually owed) for this bond as of December 31, 2021, is BRL 7.1 billion.

Private Debt Assumption Instruments - Petrobras and Vibra Energia: as resolved at the Company's Special Shareholders' Meeting No. 170, within the scope of the process of selling distributors, Eletrobras assumed debts of these companies with Petrobras and Vibra Energia S.A. ("Vibra Energia," formerly Petrobras Distribuidora S.A.) through the following instruments: (i) Private Instrument of Debt Assumption and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Amazonas Distribuidora de Energia S.A. ("Amazonas D") on April 30, 2018 amounting to BRL

4,019,086,325.95; (ii) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Amazonas on April 30, 2018 amounting to BRL 4,028,000,043.80; (iii) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Companhia de Eletricidade do Acre - Eletroacre ("Eletroacre") on April 30, 2018 amounting to BRL 224,873,052.72; (iv) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Boa Vista Energia S.A. ("Boa Vista") on April 30, 2018 amounting to BRL 140,565,427.69; (v) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Centrais Elétricas de Rondônia S.A. on April 30, 2018 amounting to BRL 1,255,767,551.42; (vi) Private Instrument of Assumption of Debt and Other Covenants entered into between Vibra Energia and Eletrobras, with the intervention of Eletroacre on April 30, 2018 amounting to BRL 80,135,033.53; and (vii) Private Instrument of Assumption of Debt and Other Covenants entered into between Vibra Energia and Eletrobras, with the intervention of Boa Vista on April 30, 2018 amounting to BRL 21,979,555.51 (herein jointly referred to as "Private Debt Assumption Instruments").

The total amount of these debts as of December 31, 2021, was: (i) BRL 5.5 billion relating to instruments originally signed with Petrobras; and (ii) BRL 53.8 million for instruments originally signed with Vibra Energia.

Company's Debentures of 2nd Issuance: on April 25, 2019, the Company issued 5,000,000 (five million) ordinary unsecured debentures not convertible into shares, in 4 (four) series, in the principal amount of BRL 5.0 billion, through the execution of the "Private Deed of the 2nd (Second) Issuance of Ordinary Unsecured Debentures Not Convertible into Shares in 4 (four) Series for Public Distribution with Restricted Efforts of Centrais Elétricas Brasileiras S.A. - Eletrobras" on April 25, 2019 ("Deed of the Second Issuance of Debentures"). The amount issued, yield, and amortization for each series were:

Series	Value (In BRL Billion)	Interest Rate	Maturity
1st	BRL 1.1	CDI + 0.7%	3 years (bullet)
2nd	BRL 2.2	CDI + 1.0%	5 years (bullet)
3rd	BRL 1.0	CDI + 1.2%	7 years (bullet)
4th	BRL 0.7	IPCA + 5.1814%	Annual, in the 8th, 9th, and 10th year

The amounts raised were used to (i) settle the Bonds that expired in July 2019; (ii) amortization of BRL 1.0 billion of the debt with Petrobras; and (iii) reimbursement of investments made in Angra 3 and the Belo Monte Plant.

The debit balance of this liability as of December 31, 2021, is BRL 5.2 billion.

Company's Debentures of 3rd Issuance: on April 15, 2021, the Company issued 2,700,000 (two million and seven hundred thousand) ordinary unsecured debentures not convertible into shares, in 2 (two) series, in the principal amount of BRL 2.7 billion, through the execution of the "Private Deed of the Third (3rd) Issuance of Ordinary Unsecured Debentures Not Convertible into Shares in Two (02) Series for Public Distribution with Restricted Efforts of Centrais Elétricas Brasileiras S.A. - Eletrobras" on April 14, 2021 ("Deed of the Third Issuance of Debentures"). The amount issued, yield, and amortization for each series were:

Series	Value (In BRL Billion)	Interest Rate	Maturity
1st	BRL 1.2	CDI + 1.8%	5 years (bullet)
2nd	BRL 1.5	IPCA + 4.9126%	10 years (bullet)

The proceeds from the operation were used for the Company's cash needs throughout 2021, including the settlement of the remaining portion of the 2021 bond, as well as the reimbursement of investments made in Angra 3.

The debit balance of this liability as of December 31, 2021, is BRL 2.8 billion.

In addition to the main terms and conditions of the Company's relevant contracts described above, other information concerning these contracts is briefly highlighted, notably about the guarantee structure:

No guarantees required: bonds issued abroad, debentures, and contracts with Petrobras do not have guarantees and, as of December 31, 2021, have a total debt balance of BRL 20.6 billion.

With guarantees: in turn, financings with KfW, the World Bank, and Banco do Brasil/Caixa Econômica Federal are secured by the Federal Government and, as of December 31, 2021, recorded a total debit balance of BRL 1.47 billion.

Counter-guarantees posted: as a counterpart to the guarantee posted by the Federal Government directly to creditors, the Company's contracts signed with Banco do Brasil and Caixa Econômica Federal, which have a balance of BRL 887,011,810.87 on December 31, 2021, post a counter-guarantee to the Federal Government, pledge of receivables referring to financing agreements entered into with Itaipu.

Once the main characteristics of Eletrobras contracts (entered at the Company level) are shown, we summarize the main highlights concerning the contracts of Eletrobras subsidiaries.

In this context, it should be noted that, as of December 31, 2021, highlighted in consideration of their relevance, the following sets of financial agreements of Eletrobras' controlled companies were in force, clustered by a financial institution, and debentures issued by Eletrobras' controlled companies:

BNDES Direct and Transfer: this institution finances several corporate projects of Eletrobras Companies, such as Batalha, Simplício, and Baguari hydropower plants, as well as Angra 3 nuclear power plant, in addition to other expansion and maintenance projects. As such, it is a creditor with considerable relevance within the universe of Eletrobras' controlled companies. Overall, such financings have costs ranging between TJLP and TJLP + 3.28% p.a. and repayment terms up to 2036. As of December 31, 2021, the debit balance of the contracts was BRL 5.2 billion, also including the contracts originating from the on-lending facility, which are also signed with other financial institutions.

Caixa Econômica Federal: Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services about the construction of Angra 3 Nuclear Power Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that the latter could post a bond to Eletronuclear, upon posting of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per annum, with a repayment term of 25 years, with a grace period of five years. In addition, Furnas also has agreements signed directly with this creditor, with maturity up to 2023. As of December 31, 2021, the debit balance of Eletrobras' controlled companies was BRL 3.54 billion.

Banco do Brasil: Jointly, the companies Furnas, CGT Eletrosul, and Eletronorte hold corporate financings directly with Banco do Brasil that totaled, on December 31, 2021, a debt balance of BRL 809.2 million. These financings have maturities between 2022 and 2024 and the cost is pegged to CDI, which ranges between 107.5% and 125.5% of CDI.

Debentures: Eletrobras' controlled companies have been accessing the local securities issuance market in recent years. Furnas, Eletronorte, CGT Eletrosul, and Chesf have debentures in their portfolio of debt agreements, whether in institutional or subsidized form, with a maximum maturity up to 2029, cost

pegged to CDI or IPCA, ranging from CDI + 1.78% at 2.75% per year, and 117.6% CDI and IPCA (+ 3.75% at 7.0291% per year), and the total balance on December 31, 2021, of BRL 3.44 billion.

As additional information regarding agreements of Eletrobras' controlled companies, it should be noted that the financing taken out is divided into secured and unsecured contracts. When secured, the guarantee modalities used are (i) corporate guarantee, generally from the Company; (ii) guarantee posted by the Federal Government, established in contracts entered into by Furnas and by Eletronuclear; or (iii) security interest (in particular, fiduciary assignment of credit rights or pledge of receivables).

In addition, some of the agreements have financial covenants, notably the issuance of debentures, which is mostly connected to the maintenance of indebtedness indexes measured by the ratio between Net Debt and EBITDA.

Lastly, the table below summarizes, by groups of creditors, the main debts of five Eletrobras Companies, including the Company:

Company	Method	Currency	Maturity	Interest Rate (p.a.)	Grand Total (BRL) 12/31/2021	Share on Total (%)
Eletrobras	BB-CEF 6.5Bi I (tranche BB)	BRL	01.25.2023	119.5% of CDI	545,853,422	1.31%
Eletrobras	BB-CEF 6.5Bi II (tranche CEF)	BRL	01.25.2023	119.5% of CDI	341,158,389	0.82%
CGT Eletrosul	BB	BRL	11.15.2023	115% of CDI	55,822,553	0.13%
Furnas	CEF	BRL	05.16.2023	Up to 113.7% of CDI and 8.7%	524,504,943	1.26%
Furnas	BB	BRL	12.06.2023	115% of CDI; CDI + 2.30%	1,171,303,579	2.82%
Eletronorte	BB	BRL	06.07.2024	125.5% of CDI	185,716,862	0.45%
Eletronuclear	CEF (0410.351-27/13)	BRL	06.06.2038	6.50%	3,013,275,985	7.23%
Total BB/CEF					**5,837,635,732**	**14.05%**
Eletrobras	BR Distribuidora IAD 2014	BRL	01.30.2025	Selic	53,849,336	0.13%
Total BR Distribuidora					**53,849,336**	**0.13%**
Eletrobras	Petrobras IAD 2014 (Fundo Apolo E BR Eletro)	BRL	01.30.2025	Selic	5,527,829,470	13.26%
Total Petrobras					**5,527,829,470**	**13.26%**
Eletrobras	Debentures of 2nd Issuance - Series I	BRL	04.25.2022	CDI + 0.7%	1,113,079,510	2.67%
Eletrobras	Debentures of 2nd Issuance -	BRL	04.25.2024	CDI + 1%	2,227,052,682	5.34%

	Series II					
Eletrobras	Debentures of 2nd Issuance - Series III	BRL	04.25.2026	CDI + 1.2%	1,012,566,914	2.43%
Eletrobras	Debentures of 2nd Issuance - Series IV	BRL	05.15.2029	IPCA + 5.1814%	826,065,076	1.98%
Eletrobras	Debentures of 3rd Issuance - Series I	BRL	04.15.2026	CDI + 1.8%	1,224,304,335	2.94%
Eletrobras	Debentures of 3rd Issuance - Series II	BRL	04.15.2031	IPCA + 4.9126%	1,617,407,575	3.88%
Furnas	Series I Debentures	BRL	11.15.2024	117.6% of CDI	455,607,864	1.09%
Furnas	Series II Debentures	BRL	11.15.2029	IPCA + 4.08%	919,044,819	2.20%
Eletronorte	Debentures of 2nd Issuance	BRL	10.20.2024	CDI + 2.60%	711,523,083	1.71%
Eletronorte	Debentures of 3rd Issuance	BRL	08.04.2024	CDI + 2.75%	448,434,211	1.08%
Chesf	Debentures - ETN S.A (Extrem oz S.A).	BRL	01.15.2029	IPCA + 7.0291%	155,919,113	0.37%
CGT Eletrosul	Debentures - TSBE	BRL	09.15.2028	IPCA + 6.80%	121,414,618	0.29%
CGT Eletrosul	Debentures of 1st Issuance	BRL	11.15.2028	IPCA + 3.75%	335,372,936	0.80%
CGT Eletrosul	Debentures of 3rd Issuance - Series I	BRL	09.17.2029	IPCA + 5.3455%	194,236,017	0.47%
CGT Eletrosul	Debentures of 3rd Issuance - Series II	BRL	09.16.2024	CDI + 1.78%	220,324,578	0.53%
Total Debentures					**11,582,353,330**	**27.78%**
Eletrobras	2025 Bond	USD	02.04.2025	3.63%	2,831,551,513	6.79%
Eletrobras	2030 Bond	USD	02.04.2030	4.63%	4,264,417,551	10.23%
Total Bonds					**7,095,969,064**	**17.02%**
CGT Eletrosul	BNDES Direct and Transfer	BRL	Until 09.15.2029	Up to TJLP + 1.5% to 3%; 4.50%	899,310,435	2.16%
Chesf	BNDES Direct and Transfer	BRL	Until 06.15.2029	Up to TJLP+3.28 %; 3.50%	333,035,350	0.80%
Eletronuclear	BNDES Direct and Transfer	BRL	Until 06.15.2036	TJLP + 1.72% p.a.; SELIC D-2 + 2.68%	3,366,852,042	8.10%

Furnas	BNDES Direct and Transfer	BRL	Until 06.15.2029	TJLP to TJLP + 3%	604,907,857	1.45%
Total BNDES					**5,204,105,683**	**12.48%**
Other Loans - National Currency					**5,067,533,187**	**12.15%**
Eletrobras	Loans in MN - Cigás	BRL	02.28.2025	-	587,169,855	1.41%
CGT Eletrosul	Loans in MN - FDIC	BRL	01.20.2022	CDI + 2%	28,606,562	0.07%
Chesf	Loans in MN - BNB	BRL	Until 10.30.2032	2.94% to 10.14%; IPCA + 2.7382% and IPCA + 3.3467%	549,525,045	1.32%
Chesf	Loans in MN - Safra	BRL	08.28.2024	CDI + 2.49%	151,165,993	0.36%
Eletronorte	Loans in MN - Bradesco BBI	BRL	06.15.2021	CDI + 2.62%	1,041,395,879	2.50%
Eletronorte	Loans in MN - State Grid	BRL	07.28.2029	10%	369,394,785	0.89%
Eletronorte	Loans in MN - BASA	BRL	Until 11.10.2032	2.94%	156,282,685	0.37%
Furnas	Loans in MN - State Grid	BRL	07.28.2029	10%	369,398,212	0.89%
Furnas	Loans in MN – Bradesco, BTG Pactual, Itaú, FIDC, FINEP	BRL	Until 07.28.2029	108% at 122.84% of CDI; CDI + 2.09% a CDI + 2.30%; TJLP + 5%; 3.5%	1,814,594,172	4.35%
Other Loans – Foreign Currency					**1,330,150,126**	**3.19%**
Eletrobras	BIRD and KfW	EUR/USD	Up to 12.30.2042	Currency Conversion + rate between 2% and 4.5%	586,304,866	1.41%
CGT Eletrosul	KfW	EUR	06.20.2029	Currency Translation (Dollar) + 6.27%	322,350,559	0.77%
Furnas	IADB	USD	12.15.2031	SOFR	421,494,701	1.01%
TOTAL					**41,699,425,928**	**100.00%**

Other Relevant Aspects of Loans:

New Raising over the Period

In addition to the conclusion of the 3rd Issuance of Eletrobras Debentures for BRL 2.7 billion previously highlighted, three companies of the Eletrobras Companies carried out other fundraising operations throughout 2021, which are presented in a consolidated manner in the table below:

Company	Counterparty (financial institution)	Purpose of Contracting	Currency	Contracting Month	Contracting		Interest Rate (p.a.)
					Total Amount (BRL)	Maturity or last payment	
Eletronorte	Bradesco	Refinancing/Liability Management	BRL	Mar/2021	1,000,000,000.00	19.3.2025	CDI + 2.15%
Furnas	Banco da Amazônia - BASA	Refinancing/management of liabilities and investments in the two years 2021/2022	BRL	Ago/2021	200,000,000.00	20.8.2026	122.84% of CDI
Furnas	Banco Itaú	Refinancing/management of liabilities and investments in the two years 2021/2022	BRL	Ago/2021	500,000,000.00	4.8.2026	CDI + 2.28%
Furnas	Banco do Brasil	Refinancing/management of liabilities and investments in the two years 2021/2022	BRL	Ago/2021	600,000,000.00	13.6.2028	CDI + 2.25%
Furnas	Bradesco	Refinancing/management of liabilities and investments in the two years 2021/2022	BRL	Ago/2021	300,000,000.00	14.8.2028	CDI + 2.09%
CGT Eletrosul	Debentures	Reinforcements in Transmission facilities (1st Series - Green Debentures)	BRL	Sept/2021	185,000,000.00	15.9.2029	IPCA + 5.3455%
CGT Eletrosul	Debentures	Use in the ordinary course of business (2nd Series)	BRL	Sept/2021	215,000,000.00	15.9.2024	CDI + 1.78%

Guarantees posted by Eletrobras

Eletrobras Companies have been successful in several ANEEL auctions held in the previous years and therefore are responsible for the performance of projects in the areas of generation and transmission, individually or in partnerships in the special purpose enterprises – SPEs of which they are part.

Therefore, to compose the financing structure for these projects, financing operations were negotiated in which Eletrobras granted a corporate guarantee in a relevant portion, but always limited to the proportion of the controlled companies' interests in the capital of the project in the situations in which they refer to projects carried out by SPEs.

The total exposure in guarantees is, in part, made up of guarantees posted to affiliates and enterprises in the form of SPEs in which the Company or its Controlled Companies hold an equity interest. As of December 31, 2021, these guarantees total the amount of BRL 29,935,667 thousand, shown in the table below:

NON-CONTROLLED COMPANIES				
Guarantor	Modality	Enterprise	Outstanding Balance on 12/31/2021 (Brazilian Reais/Thousand)	Guarantee Expiry Date
Eletrobras	SPE	Belo Monte HPP - North Energia	13,813,246	2042
Eletrobras	SPE	Santo Antônio HPP	5,351,448	2040
Eletrobras	SPE	Jirau HPP - ESBR	3,240,577	2034
Eletrobras	SPE	Teles Pires	1,128,600	2038
Furnas	SPE	Santo Antônio HPP	1,015,977	2038
Eletrobras	SPE	Santo Antônio HPP	926,256	2024

Eletrobras	SPE	Jirau HPP - ESBR	887,438	2035
Eletrobras	SPE	Mata de Santa Genebra	754,187	2041
Eletrobras	SPE	Sinop HPP	556,612	2038
Eletrobras	SPE	Empresa de Energia São Manoel	525,607	2038
Eletrobras	Corporate	Amazonas Energia (a)	491,016	2026
Eletrobras	SPE	Teles Pires	267,751	2032
Eletrobras	SPE	Santo Antônio HPP	226,390	2030
Eletrobras	SPE	Santo Antônio HPP	153,342	2022
Furnas	SPE	Mata de Santa Genebra	116,209	2030
Furnas	SPE	Empresa de Energia São Manoel	108,557	2033
Eletrobras	SPE	Chapada do Piauí II	77,700	2032
Eletrobras	SPE	Interligação Elétrica Garanhus	75,548	2028
Chesf	SPE	Sinop HPP	72,836	2032
Eletronorte	SPE	Sinop HPP	72,836	2032
Eletrobras	SPE	Chapada do Piauí I	70,230	2032
Eletrobras	SPE	Caldas Novas Transmissão	3,303	2028
Guarantees of non-controlled companies			**29,935,666**	

(a) Private instrument from lawsuits originated before privatization and deverticalization of Amazonas Energia, considering the equating of previous debts where Eletrobras is a party given its conditions as a guarantor.

As for the guarantees posted specifically in loans from controlled companies, they are presented separately, as their balances are already recorded in financing and loans payable.

The guaranteed amount, in this case, is BRL 12,645,279 **thousand**, as of December 31, 2021, and is shown in the table below:

CONTROLLED COMPANIES				
Guarantor	**Modality**	**Enterprise**	**Outstanding Balance on 12/31/2021 (Brazilian Reais/Thousand)**	**Guarantee Expiry Date**
Eletrobras	Corporate	Angra 3	3,366,852	2036
Eletronuclear	Corporate	Angra 3	3,013,276	2038
Eletrobras	Corporate	Issuance of Debentures - Furnas	919,045	2029
Eletrobras	Corporate	Belo Monte Transmissora de Energia	738,793	2029
Eletrobras	Corporate	Miscellaneous – Furnas	462,780	2023
Eletrobras	Corporate	Issuance of Debentures - Furnas	455,608	2024
Furnas	Corporate	HPP Furnas and HPP Luiz Carlos Barreto de Carvalho	421,495	2031
Eletrobras	Corporate	HPP Simplício	355,323	2026
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	350,537	2029
Eletrobras	Corporate	Complexo Eólico Livramento - Entorno II	322,351	2028
Eletrobras	Corporate	Corporate Transmission Projects	243,027	2034
Eletrobras	Corporate	Projetos Corporativos Chesf	237,915	2029
Eletrobras	Corporate	Support to the Working Capital Structure	185,717	2024
Eletrobras	Corporate	HPP Mauá	163,333	2028
Eletrobras	Corporate	Linha Verde Transmissora	156,283	2033
Eletrobras	Corporate	Eólicas Casa Nova II and III	155,676	2031
Eletrobras	Corporate	2012- 2014 Investment Plan	151,704	2029
Eletrobras	Corporate	Corporate financing	104,851	2023

Eletrobras	Corporate	Transmissora Sul Brasileira de Energia	121,415	2028
Eletrobras	Corporate	HPP São Domingos	110,038	2028
Chesf	Corporate	Transmissora Delmiro Gouveia	102,598	2032
Eletrobras	Corporate	Projetos Corporativos Chesf	95,121	2029
Eletrobras	Corporate	Batalha HPP	78,042	2025
Eletrobras	Corporate	HPP Passo de São João	75,932	2026
Eletrobras	Corporate	Projetos Corporativos CGT Eletrosul	55,823	2023
Eletrobras	Corporate	Innovation Projects	45,254	2023
Chesf	Corporate	Transmissora Delmiro Gouveia	48,224	2031
Eletrobras	Corporate	Projetos Corporativos CGT Eletrosul	28,607	2022
Eletrobras	Corporate	HPP Baguari	19,839	2026
Eletrobras	Corporate	RS Energia	18,260	2027
CGT Eletrosul	Corporate	Expansion of Sistema Sul de Transmissão	18,368	2029
CGT Eletrosul	Corporate	Brazil x Uruguay Interconnection	13,787	2029
Eletrobras	Corporate	RS Energia	9,405	2027
Guarantees of controlled companies			**12,645,279**	

Loans guaranteed by the Federal Government

The Federal Government is the guarantor of the following loans:

Company	Type of Guarantee/Loan	Debit Balance (Brazilian Reais/thousand)	Secured Balance
Eletrobras	BB/CEF	887,012	100.00%
Eletrobras	World Bank (IBRD 7884)	298,117	100.00%
Eletrobras	KfW 13 MM	69,697	100.00%
Eletrobras	KfW 45 MM	218,491	100.00%
Eletronuclear	Angra 3	3,013,276	100.00%
Furnas	IADB	421,495	100.00%
TOTAL	-	4,908,087	

(ii) Other long-term relationships with financial institutions

As of December 31, 2021, Eletrobras had no other relevant long-term relationships with financial institutions in terms of financial liabilities other than those already indicated in this section 10.1, subparagraph (f), item (i).

(iii) Degree of subordination among debts

On December 31, 2021, 2020 and 2019, the Company's loans, financing, bonds, and debentures consisted of debts with security interest and unsecured, with no contractual subordination clause. Thus, in any universal agreement with creditors, the subordination between the obligations recorded in the Company's financial statements will occur in the following order, by Law 11101, dated February 9, 2005, as amended ("Law 11101"): (i) labor credits; (ii) credits encumbered with security interest up to the cap of the value of the encumbered asset; (iii) tax credits; (iv) unsecured credits; (v) fines and pecuniary penalties; (vi) subordinated credits; and (vii) interest accrued after the declaration of bankruptcy.

As of December 31, 2021, of the Company's balance of loans, financing, bonds, and debentures (current and noncurrent), 26.7% have real guarantees.

Accounting year 12/31/2021 – in BRL thousand						
Type of Obligation	Type of Guarantee	Less than ONE year	One to Three Years	Three to five years	Higher than five years	Total
Debt Instrument	Security Interest	18,204,181.06	54,826,300.20	62,223,722.84	142,079,527.04	277,333,731.13
Financing	Security Interest	1,002,208,756.83	1,329,784,534.86	1,206,696,177.35	5,909,520,618.71	9,448,210,087.75
Loan	Security Interest	1,270,931,936.11	598,748,599.39	87,251,408.68	107,244,723.22	2,064,176,667.40
Financing	Unsecured	739,000,960.27	916,378,601.47	476,501,011.09	1,115,587,953.59	3,247,468,526.42
Debt Instrument	Unsecured	1,852,967,666.54	3,511,110,808.20	5,330,190,981.84	7,706,719,206.01	18,400,988,662.59
Loan	Unsecured	2,939,434,068.90	5,459,398,620.31	1,779,519,853.86	526,811,272.55	10,705,163,815.62
Total	Unsecured	7,822,747,569.71	11,870,247,464.42	8,942,383,155.66	15,507,963,301.11	44,143,341,490.91
Note: The information in this table is based on Eletrobras' consolidated financial information, excluding these effects of a purely accounting nature resulting from one-off deferrals applicable to the debit balance of contracts. The total amount indicated corresponds to the sum of Eletrobras' loans, financing and debt securities. For the table above, the maturities of loans and financing were considered. Debts with personal guarantees were considered as "unsecured."						

(iv) Contractual Restrictions

Relevant agreements - Eletrobras as a debtor

Loan and Program Agreements - Kreditanstalt für Wiederaufbau: The Loan and Program Agreement 2012 (KfW) provides that a change in the legal status, change in control, or change in the business objectives of the debtor is an event of default, provided that such change, in KfW's reasonable judgment, could be materially harmful to the interests of from KfW. Furthermore, the agreement provides that the Company may not encumber or sell the financed assets before the debt is settled without the prior consent of the creditor.

***Loan Agreement* No. 7884 – World Bank:** The contract provides for early maturity if there is a change in the legal characterization, ownership, or control of Eletrobras that significantly affects its ability to fulfill the obligations of the contract, in the opinion of the creditor.

Bank Credit Notes - Caixa Econômica Federal and Banco do Brasil: The obligations arising from the CCBs issued in favor of Banco do Brasil S.A. and Caixa Econômica Federal may be declared overdue in advance in the following cases, without limitation:

(i) extinction of the Company (including if resulting from consolidation and/or spin-off) or change in the Company's corporate control, unless the Federal Government directly assumes the obligations provided for in the contract; and

(ii) reduction (for any purpose other than the absorption of losses) of the Company's subscribed and paid-up capital on the date of execution of the agreement, abiding by the procedure provided in Article 174 of the Brazilian Corporations Act.

Notes – Bonds 2025 and 2030 (issued in 2020): The Company may be required to offer to repurchase outstanding Bonds at 101% of their principal amount (plus accrued and unpaid interest) if, as a result of the Company's change in control, (i) one of the risk rating agencies (if the Company's rating is evaluated by one or two rating agencies); or (ii) two of the rating agencies (if the Company's rating is evaluated by three rating agencies), decide to downgrade the Company's rating at one or more levels.

Private Debt Assumption Instruments - Petrobras: The obligations arising from the Private Debt Assumption Instruments may be declared overdue in advance, in the following cases, without limitation:

(i) succession of the debtor, or any type of corporate reorganization that results in a change in the debtor's shareholding control, without the prior consent of the creditors, except when resulting from a process of return to the private sector as a result of a law conceived by the Executive Branch, provided that such law does not impact the liquidity of any guarantees posted under the Private Debt Assumption Instruments or any other document; and

(ii) non-achievement, by the debtor (1) of maintaining the ratio obtained from the division of Net Debt by Adjusted EBITDA lower than (a) 4.0x in the accounting year 2019; and (b) 3.75x times as of the 2020 accounting year.

Item (ii) does not apply to Vibra Energia contracts.

The Company follows up the financial covenant above and understands that, on December 31, 2021, it has met such a covenant.

Company's Debentures of 2nd Issuance: The obligations arising from the Deed of the 2nd Issuance of Debentures may be declared overdue in advance in the following cases, without limitation:

(i) (a) change in the direct or indirect control of the Company's relevant subsidiaries (as detailed in the deed); (b) occurrence of corporate reorganizations involving the Company and/or the Company's relevant subsidiaries (as detailed in the deed); (c) sale of goods and assets, including equity interests, by the Company and/or relevant subsidiaries, with individual or aggregate value detailed in the deed, and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, returns in the form of interest on equity or the making of any other payments by the Company, to its shareholders, in any capacity, if the Company is in default with any of its obligations established in the deed, except, however, the payment of the mandatory minimum dividend provided in the Company's Articles of Incorporation, and the portion of the net income allocated to the Special Reserve of Retained Dividends provided in paragraphs 3, 4, and 5 of Article 202 of the Corporations Act. Furthermore, in the event of a Risk Change Event (as defined in the deed) as a result of a change in control, the Company will be required to make an offer to acquire the debentures for an amount equivalent to the unit par value of the debentures or the adjusted unit par value of debentures, accordingly, plus applicable compensatory interest payable until the acquisition date (all as defined in the deed); and

(ii) failure by the Company, during the term of the 2nd issuance of the Company's debentures, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than (a) 4.0x in the 2019 accounting year; and (b) 3.75x from the 2020 accounting year.

The Company follows up the financial covenant above and understands that, on December 31, 2021, it has met such a covenant.

Company's Debentures of 3rd Issuance: The obligations arising from the Deed of the 3rd Issuance of Debentures of the Company may be declared overdue in advance in the following cases, without limitation:

(iii) (a) change in the direct or indirect control of the Company's relevant subsidiaries (as detailed in the deed); (b) occurrence of corporate reorganizations involving the Company and/or the Company's relevant subsidiaries (as detailed in the deed); (c) sale of goods and assets, including equity interests, by the Company and/or relevant subsidiaries, with individual or aggregate value detailed in the

deed, and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, returns in the form of interest on equity or the making of any other payments by the Company, to its shareholders, in any capacity, if the Company is in default with any of its obligations established in the deed, except, however, the payment of the mandatory minimum dividend provided in the Company's Articles of Incorporation, and the portion of the net income allocated to the Special Reserve of Retained Dividends provided in paragraphs 3, 4, and 5 of Article 202 of the Corporations Act. Furthermore, in the event of a Risk Change Event (as defined in the deed) as a result of a change in control, the Company will be required to make an offer to acquire the debentures for an amount equivalent to the unit par value of the debentures or the adjusted unit par value of debentures, accordingly, plus applicable compensatory interest payable until the acquisition date (all as defined in the deed); and

(i) failure by the Company, during the term of the 3rd issuance of the Company's debentures, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each accounting year, the first calculation being based on the accounting year company ended December 31, 2021.

The Company follows up the financial covenant above and understands that, on December 31, 2021, it has met such a covenant.

On the date of this Reference Form and on December 31, 2021, Eletrobras is in debtor with all the obligations assumed in the contracts concluded in which it appears as debtor.

Other agreements – Eletrobras as a debtor

The other loan and financing agreements carried out by Eletrobras were executed by the practices adopted in the market for operations of this type. Covenants are usually provided in contracts with companies subject to the same type of credit risk at the time of contracting.

Therefore, in general, Eletrobras is subject to clauses usually adopted in the market, including requirements for change of corporate control, compliance with the necessary licenses and authorizations, limitation to the significant sale of assets, and other defaults events usually established in contractual instruments of this nature.

Given the main points concerning the contractual restrictions addressed in the previous paragraphs, in connection mainly with the contractual clauses that restrict changes in control and/or sale of relevant assets, and owing to the ongoing process of Return to the private sector of Eletrobras, the Company, and its controlled companies have carried out the necessary negotiations and requests for consent with creditors with which they have contracts providing such restrictions, to mitigate risks of noncompliance with such contractual obligations as a result of the Eletrobras' Return to private sector process.

Eletrobras acting as a guarantor

Mainly to make up the project financing structure over time, financing operations were negotiated by the controlled companies and/or SPEs in which Eletrobras Companies hold an equity interest.

In these cases, it is noted that Eletrobras provided corporate guarantees in a relevant portion of these contracts, although importantly, they were always limited to the interest of the controlled companies in the project capital, as far as projects carried out by SPEs are concerned.

In this context, Eletrobras as guarantor, as well as the companies benefiting from the guaranteed operations, must comply with restrictive conditions/covenants provided for in their instruments, to avoid the risk of breach of contract, which could potentially bring about relevant financial impacts to the

beneficiary/borrower, as well as to Eletrobras itself, as guarantor of the operations, regarding meeting its commitments in the case of early maturity.

It should be noted that the risk of non-compliance with the said obligations is thoroughly monitored by Eletrobras and its companies, so that timely measures may be taken if necessary, to mitigate potential events of default and early maturity.

Therefore, within the context of compliance with financial covenants by projects that have guarantees from Eletrobras and/or its controlled companies, regarding the calculation of the closing of the year 2021, the SPEs Chapada do Piauí I and II, in addition to São Manoel HPP, did not reach the minimum level of the debt service coverage ratio (ICSD) above 1.2.

In these cases, in more detail, it appears that:

1 – SPE Chapada do Piauí II:

Eletrobras has an equity interest equivalent to 49% of the total capital of SPE Chapada do Piauí II.

In the scope of financing for the implementation and operation of the project called Chapada do Piauí II Wind Complex, SPE Chapada do Piauí II has taken out with BNDES a loan in the FINEM modality, whose debt balance, on December 31, 2021, was BRL 396.43 million.

Of this amount, the equivalent of 40% is guaranteed by a letter of guarantee issued by certain financial institutions, which, in turn, has a counter-guarantee posted by Eletrobras in the percentage corresponding to its shareholding in the capital of SPE Chapada do Piauí II (49%). On December 31, 2021, the counter-guarantee posted by Eletrobras in this letter of guarantee corresponded to BRL 77.7 million.

Under the terms of the loan contracting instrument with BNDES, SPE Chapada do Piauí II is subject to compliance with certain financial covenants, among which the coverage ratio for the service of such debt (ICSD), calculated annually, was not met for the last calculated period (2021).

In regards to the default described above, BNDES, on December 31, 2021, in response to the request made by SPE Chapada do Piauí II, exempted it from complying with ICSD referred to above for the last period ascertained (2021), as well as waived its right to state the early maturity of its debt, conditioned to the fulfillment of certain obligations of payment of capital by the shareholders in SPE Chapada do Piauí II, which, on this date, are being fulfilled by both shareholders (condition subsequent of such waiver).

It should be noted that even in the event of early maturity of the debt resulting from the loan taken out by SPE Chapada do Piauí II with BNDES, the impact for Eletrobras, from the point of view of the operation's guarantor, will be exclusively financial, owing to the need to comply with the counter-guarantee posted to financial institutions within the scope of the letter of guarantee, and limited to the amount of the counter-guarantee posted, that is, BRL 77.7 million on December 31, 2021.

2 – SPE Chapada do Piauí I:

Eletrobras has an equity interest equivalent to 49% of the total capital of SPE Chapada do Piauí I.

Within the scope of financing for the implementation and operation of the project called Chapada do Piauí I Wind Complex, SPE Chapada do Piauí I have taken out with BNDES a loan in the FINEM modality, complemented with funds from its 1st issuance of infrastructure debentures, with a joint outstanding balance, on December 31, 2021, of BRL 573.3 million.

Of this amount, the equivalent of 25% is guaranteed by a letter of guarantee issued by certain financial institutions, which, in turn, has a counter-guarantee posted by Eletrobras in the percentage corresponding to its shareholding in the capital of SPE Chapada do Piauí I (49%). On December 31, 2021, the counter-guarantee posted by Eletrobras in this letter of guarantee corresponded to BRL 70.3 million.

Under the terms of the contracting instrument for the loan with BNDES and the deed of issuance of the debentures of the 1st issuance of SPE Chapada do Piauí I, SPE Chapada do Piauí I is subject to compliance with certain financial covenants, among which the coverage ratio of the service of such debt (ICSD), calculated annually, was not met for the last calculated period (2021).

In regards to the default described above, BNDES, on December 31, 2021, in response to the request made by SPE Chapada do Piauí I, exempted it from complying with ICSD referred to above for the last period ascertained (2021), as well as waived its right to state the early maturity of its debt, conditioned to the fulfillment of certain obligations of payment of capital by the shareholders in SPE Chapada do Piauí I, which, on this date, are being fulfilled by both shareholders (condition subsequent of such waiver). Within the scope of the debentures of its 1st issuance, SPE Chapada do Piauí I convened a general meeting of debenture holders to resolve the matter, noting that in the event of non-opening of such meeting or case of non-compliance with the quorum corresponding to 2/3 of the outstanding debentures, the early maturity of such debentures will not be declared.

It should be noted that in the event of a statement on the early maturity of the debt arising from the loan taken out by SPE Chapada do Piauí I with BNDES and/or the debentures of the 1st issuance of SPE Chapada do Piauí I, the impact on Eletrobras, under the perspective of guarantor of the operation will be exclusively financial, owing to the need to meet the counter-guarantee posted to financial institutions, within the scope of the letter of guarantee, and limited to the amount of the counter-guarantee posted, that is, BRL 70.3 million on December 31. 2021.

3 – SPE UHE São Manoel:

Among the debts contracted by SPE UHE São Manoel to raise funds for the operation of the hydroelectric plant UHE São Manoel, SPE UHE São Manoel (i) contracted with BNDES a loan under the FINEM regime, which had an outstanding balance on December 31, 2021, of BRL 1.58 billion, which has a corporate guarantee from Eletrobras in a percentage proportional to the equity interest of its controlled company Furnas in the capital of SPE UHE São Manoel (33.33%); and (ii) issued debentures of 4th issuance, with an outstanding balance, on December 31, 2021, of BRL 325.70 million, which is guaranteed by Furnas in a percentage proportional to its equity interest in the capital of SPE UHE São Manoel (33.33%).

Under the terms of the instrument for taking out the loan with BNDES and the deed of issuance of the debentures of the 4th issuance of the SPE UHE São Manoel, the latter is subject to compliance with certain financial covenants, calculated annually, and the index of coverage of the service of such debt (ICSD) for the last calculated period (2021) has not been met.

In regards to the default described above, it is worth noting that the BNDES' Board of Directors approved, in September 2021, a program to temporarily suspend debt service payments (principal and interest) for operations to support certain investments in hydroelectric power generation, for which BNDES is a relevant financer, which also includes the suspension of the calculation of the economic and financial indicators included in such financing, as one of the emergency measures to face the adverse financial effects of the Covid-19 pandemic, and the financial impacts caused by the 2021 water crisis (standstill program). The loan with BNDES taken out by SPE UHE São Manoel was classified as an operation subject to adhesion to such a standstill program and, therefore, the obligation to comply with ICSD, as described above, will not be payable for the years 2021 and 2022, there being, therefore, no contractual default of such instrument.

In addition, as concerns, the issuance of debentures of the 4th issuance of SPE UHE São Manoel, noncompliance with the covenant does not imply debt maturity, since the contract rules allow noncompliance with this indicator for 3 consecutive years or 4 interspersed without an early maturity, and the fact that, in this regard, there was no default in 2020 is worthy of note.

In order then to comply with the obligations/compensation about this noncompliance and to remain compliant with the contractual obligations, SPE will only have to, under the terms of the respective issuance deed, carry out the financial complementation of the ICSD Complimentary Reserve Account in an amount enough to compensate for noncompliance with the indicator. Currently, there is a forecast that the investment of the necessary financial amounts in said account will be made with exclusive funds from SPEs cash, without therefore counting on the support of shareholders and/or guarantors.

Except as described above, on the date of this Reference Form and on December 31, 2021, all obligations assumed under the contracts entered into by SPE and/or Eletrobras' controlled companies in which Eletrobras is the guarantor is being fulfilled.

SAESA Arbitration

On February 7, 2022, an arbitral award was given in the file of ICC arbitration proceedings no. 21511/ASM/JPA (C-21673/ASM) ("MESA Arbitration"), involving Madeira Energia S.A-MESA wholly-owned by Santo Antônio Energia-SAESA, in which it is discussed, among other topics, the possible breach of covenant in financing contracts signed by SAESA, which have contracts to support shortcomings. Under these contracts, there is an obligation for MESA's shareholders to make capital contributions to SAESA for the purpose of implementing these debts, and Furnas owns 43.06% of MESA's share capital.

Therefore, Furnas recognized the provision for short-term liabilities in the amount of BRL 705,864,000 referring to the future value in contribution in proportion to its participation in the investee as a legal obligation, pursuant to CPC 18 - Investment in Affiliate, Controlled And Jointly Controlled Enterprise.

In addition, SAESA reiterated that it continues to evaluate the impacts of MESA Arbitration, including the potential impact on covenants of its financial contracts.

g) limits of financing already assumed and percentages already used

The funds arising from the loans and financing taken out were 100% used. There are no funds contracted by Eletrobras to be withdrawn on the reference base date.

h) significant changes in each item of the financial statements

Comparison of Balance Sheet Accounts on December 31, 2021, and 2020:

Consolidated Balance Sheet (in Thousands of Brazilian Reais)					
ASSETS	**12/31/2021**	**AV%**	**12/31/2020**	**AV%**	**AH%**
CURRENT					
Cash and Cash Equivalents	192,659	0.10%	286,607	0.16%	(32.78)%
Restricted Cash	2,544,594	1.35%	3,573,362	2.00%	(28.79)%
Securities	15,640,776	8.68%	13,670,058	7.84%	16.36%
Customers	5,094,976	2.71%	5,971,657	3.34%	(14.68)%
Contractual Transmission Asset	7,356,356	3.91%	10,364,908	5.79%	(29.03)%

Financing and Loans	1,251,766	0.66%	4,748,661	2.65%	(73.64)%
Compensation from Equity Interests	443,142	0.24%	675,510	0.38%	(34.40)%
Taxes Recoverable	755,906	0.40%	833,960	0.47%	(9.36)%
Income Tax and Social Contribution	1,487,777	0.79%	1,292,750	0.72%	15.09%
Right to reimbursement	768,848	0.41%	4,684	0.00%	16314.35%
Warehouse	627,573	0.33%	509,991	0.28%	23.06%
Nuclear Fuel Inventory	487,895	0.26%	428,340	0.24%	13.90%
Derivatives	690,333	0.37%	317,443	0.18%	117.47%
Other	2,014,705	1.07%	1,855,175	1.03%	8.78%
	39,357,306	**21.27%**	**44,533,106**	**25.09%**	**(10.80)%**
Assets Held for Sale	387,690	0.21%	289,331	0.16%	34.00%
	39,744,996	**21.48%**	**44,822,437**	**25.25%**	**(10.52)%**
NONCURRENT					
NONCURRENT RECEIVABLES					
Right to reimbursement	5,627,386	2.99%	5,583,447	3.12%	0.79%
Financing and Loans	4,591,761	2.44%	6,176,238	3.45%	(25.65%)
Customers	993,080	0.53%	1,061,899	0.59%	(6.48%)
Securities	1,093,476	0.21%	692,536	0.18%	23.33%
Nuclear Fuel Inventory	1,490,820	0.79%	1,264,780	0.71%	17.87%
Taxes Recoverable	449,258	0.24%	430,045	0.24%	4.47%
Deferred Income Tax and Social Contribution	1,500,987	0.80%	2,068,894	1.16%	(27.45%)
Guarantees and Escrow Deposits	8,247,485	4.38%	6,752,865	3.77%	22.13%
Contractual Transmission Asset	52,158,612	27.70%	41,023,616	22.92%	27.14%
Financial Assets - Concessions and Itaipu	2,601,027	1.38%	3,199,751	1.79%	(18.71%)
Derivatives	653,022	0.35%	310,100	0.17%	110.58%
Advances for Future Capital Increase	-	0.00%	1,541	0.00%	(100.00%)
Decommissioning Fund	2,055,713	1.09%	1,753,827	0.98%	17.21%
Other	1,087,507	0.58%	1,286,546	0.71%	(14.50%)
	82,550,135	**43.47%**	**71,606,085**	**39.88%**	**14.69%**
INVESTMENTS	**27,647,781**	**14.68%**	**29,089,522**	**16.25%**	**(4.96%)**
Valued using the equity method	25,769,172	13.68%	26,996,243	15.08%	(4.55%)
Held at Fair Value	1,878,609	1.00%	2,093,279	1.17%	(10.26%)
FIXED ASSETS	33,367,981	17.72%	32,662,912	18.25%	2.16%
INTANGIBLE ASSETS	4,992,176	2.65%	785.493	0.36%	666.91%
	148,558,073	**78.52%**	**134,144,012**	**74.75%**	**10.53%**
TOTAL ASSETS	**188,303,068**	**100.00%**	**178,966,449**	**100.00%**	**5.22%**

ASSETS

CURRENT ASSETS

It posted a decrease of BRL 5,077,441 thousand or 11.33%, from BRL 44,822,437 thousand on December 31, 2020 to BRL 39,744,996 thousand on December 31, 2021. The main variations were:

Restricted Cash

Restricted cash posted a reduction of BRL 1,028,768 thousand or 28.79% in this account, from BRL 3,573,362 thousand on December 31, 2020, to BRL 2,544,594 thousand on December 31, 2021. Restricted cash is represented by resources invested in extra market funds backed by government bonds that are used exclusively to fulfill regulatory provisions, not being available to the Company. The variation is mainly due to the reduction of funds invested as concerns the trading of Itaipu and Proinfa due to the decrease of 275,964 thousand or 21.00% in Itaipu, from BRL 1,314,234 thousand on December 31, 2020, to BRL 1,038,270 thousand on December 31, 2021, and in Proinfa, in turn, a decrease of BRL 430,427 thousand or 29.24%, from BRL 1,471,908 thousand on December 31, 2020, to BRL 1,041,481 thousand on December 31, 2021. In addition, the amount about the Itaipu Agreement was transferred to the heading of Securities. Further details in Note 7 to the Financial Statements for the accounting year ended December 31, 2021.

Securities

There was a significant increase in Cash and Cash equivalents, especially in the Securities account, from BRL 13,670,058 thousand on December 31, 2020, to BRL 15,640,776 thousand on December 31, 2021, an increase of BRL 1,970,718 thousand or 14.42%. The variation is mainly due to the increase in National Treasury Bonds, Fixed Income Securities, and repo operations, which in turn, increased by BRL 847,929 thousand or 132.10% in this account, from BRL 641,878 thousand on December 31, 2020, to BRL 1,489,807 thousand on December 31, 2021. In addition to the amount transferred to the item corresponding to the Itaipu Agreement, arising from the item Restricted Cash.

Customers

Customers – The Customer balance decreased by BRL 876,681 thousand or 14.68%, from BRL 5,971,657 thousand on December 31, 2020, to BRL 5,094,976 thousand on December 31, 2021, mainly as a result of credits receivable about the sale of energy in the Regulated Contracting Environment – ACR and in the Free Contracting Environment – ACL, which went from BRL 3,317,936 thousand to BRL 2,793,981 thousand, representing a reduction of BRL 523,955 thousand or 15.8%.
In August 2021, controlled company Chesf paid the amount of BRL 1,419,935 thousand to CCEE, comprising a debit of BRL 1,824,794 thousand minus a credit of BRL 404,859 thousand as a result of GSF. The balance went from BRL 1,872,261 thousand to BRL 299,162 thousand, a reduction of BRL 1,573,099 thousand or 80.98%.

Contract Transmission Asset

The contractual transmission asset was reduced by BRL 3,008,552 thousand or 29.03%, from BRL 10,364,908 thousand on December 31, 2020, to BRL 7,356,356 thousand on December 31, 2021. This variation is mainly connected to the reprofiling of the financial component of the Basic Network of Existing System (RBSE), approved by ANEEL in April 2021. The decision caused a decrease in the payment curve of the amounts about the periodic review of the Annual Allowed Revenue (RAP) associated with transmission facilities for the 2021/2022 and 2022/2023 cycles, and an increase in the flow of payments in the cycles after 2023.

Financing and Loans

The financing and loans account decreased by BRL 3,496,895 thousand or 73.64%, from BRL 4,748,661 thousand on December 31, 2020, to BRL 1,251,766 thousand on December 31, 2021. This variation is mainly connected to the amortization of loans with Itaipu Binacional and the assessment of Estimated

Losses in Doubtful Accounts – PECLD, which mainly accounts for the default of Amazonas Energia with its creditors, whereby the Company revisited its estimate and understood that it should extend such provision more broadly.

Right to Reimbursement

There was a significant increase in the right to reimbursement account of BRL 764,164 thousand or 16,314.35%, from BRL 4,684 thousand on December 31, 2020, to BRL 768,848 thousand on December 31, 2021. This variation is mainly connected to the final result of the inspection and monthly reprocessing of the Fuel Consumption Account (CCC) benefits. Further details in Note 15 to the Financial Statements for the accounting year ended December 31, 2021.

NONCURRENT ASSETS

The noncurrent assets increased by BRL 14,414,061 thousand or 10.75%, from BRL 134,144,012 thousand on December 31, 2020 to BRL 148,558,073 thousand on December 31, 2021. The main variations were on the following accounts:

Financing and Loans

Financing and loans receivable showed a reduction of BRL 1,584,477 thousand, or 25.65%, from BRL 6,176,238 thousand to BRL 4,591,761 thousand. Financing and loans granted are made with the Company's funds and outside funds collected through international development agencies, financial institutions, and resulting from the entry of marketable securities in the domestic and international financial markets.

Contract Transmission Asset

The transmission contractual asset account increased by BRL 11,134,996 thousand or 27.14%, from BRL 41,023,616 thousand on December 31, 2020, to BRL 52,158,612 thousand on December 31, 2021, mainly owing to the reprofiling of the financial component of RBSE, the complementary recognition of the cost of capital – Ke, and the completion of the audit in the appraisal report of the Regulatory Yield Base – BRR of Contract No. 061/2001 of Chesf. Further details in Note 17 to the Financial Statements for the accounting year ended December 31, 2021.

Financial Assets - Concessions and Itaipu

Financial Assets – Concessions and Itaipu showed a reduction in its account of BRL 598,724 thousand or 18.71%, the balance was from BRL 3,199,751 thousand to BRL 2,601,027 thousand. The result was mainly impacted by the financial asset of Itaipu, which in 2020 totaled BRL 1,103,034 thousand and in 2021 BRL 428,865 thousand.

Guarantees and escrow deposits

Pledges and escrow deposits increased by BRL 1,494,620 thousand or 22.13%, the balance went from BRL 6,752,865 thousand in 2020 to BRL 8,247,485 thousand in 2021. This variation refers to the increase in deposits arising from the increase in provisions for contingencies.

Decommissioning Funds

Decommissioning Funds increased by BRL 301,886 thousand or 17.21%, from BRL 1,753,827 thousand to BRL 2,055,713 thousand. Annually, Eletrobras establishes the amount to be paid to the financial fund for the decommissioning of the Angra 1 and Angra 2 plants, considering as a basis for calculation, the portion considered by ANEEL, in the fixed revenue of said plants. For the year 2021, the amount

deposited was the amount of BRL 186,781 thousand (BRL 184,960 thousand in the year ended December 31, 2020).

Intangible assets

Increase of BRL 4,206,683 thousand or 535.55% in this account, from BRL 785,493 thousand on December 31, 2020, to BRL 4,992,176 thousand on December 31, 2021, mainly due to the renegotiation of hydrological risk referring to the portion of costs incurred with the Generation Scaling Factor (GSF), assumed by the holders of hydropower plants participating in the Energy Reallocation Mechanism - MRE since 2012, with the water crisis aggravation. The amount of BRL 4,265,889 thousand, arising from the extension of the period of concession of the hydroelectric plants/complexes which are the subject matter of ANEEL resolutions No. 2919/2021 and 2932/2021, was recorded under intangible assets, following CPC 04/IAS 38 - Intangible Assets.

Centrais Elétricas Brasileiras SA – Eletrobras					
Consolidated Balance Sheet (in Thousands of Brazilian Reais)					
LIABILITIES AND OWNERS' EQUITY	**12/31/2021**	**AV%**	**12/31/2020**	**AV%**	**AH%**
CURRENT					
Financing, Loans, and Debentures	8,234,753	4.37%	11,410,751	6.38%	(27.83)%
Compulsory Loan	1,216,335	0.65%	1,047,109	0.59%	16.16%
Suppliers	4,031,532	2.14%	3,904,051	2.18%	3.27%
Advances	1,460,455	0.78%	1,134,845	0.63%	28.69%
Taxes Payable	804,485	0.43%	1,194,042	0.67%	(32.63)%
Income Tax and Social Contribution	19,624	0.01%	319,435	0.18%	(93.86)%
Onerous Contracts	10,517	0.01%	40,196	0.02%	(73.84)%
Compensation to Shareholders	1,406,891	0.75%	1,547,158	0.86%	(9.07)%
Financial Liabilities – Itaipu Concessions	578,626	0.31%	647,214	0.36%	(10.60)%
Estimated obligations	1,602,947	0.85%	1,454,148	0.81%	10.23%
Reimbursement Obligations	859,003	0.46%	1,618,508	0.90%	(46.93)%
Post-Employment Benefit	233,304	0.12%	192,209	0.11%	21.38%
Allowances for Contingencies	2,267,649	1.20%	1,722,562	0.96%	31.64%
Sector Charges	542,913	0.29%	586,845	0.33%	(7.49)%
Leases	209,774	0.11%	217,321	0.12%	(3.47)%
Other	236,183	0.13%	353,580	0.20%	(33.20)%
	23,714,991	**12.59%**	**27,389,974**	**15.30%**	**(13.42)%**
Liabilities associated with assets held for sale	168,381	0.09%	-	0.00%	-
	23,883,372	**12.68%**	**27,389,974**	**15.30%**	**(12.80)%**
NONCURRENT					
Financing, Loans, and Debentures	35,780,892	19.00%	35,591,282	19.89%	0.53%
Suppliers	16,555	0.01%	16,556	0.01%	(0.01)%
Advances	186,348	0.10%	290,870	0.16%	(35.93)%

Asset decommissioning obligation	3,268,301	1.74%	3,040,011	1.70%	7.51%
Allowances for Contingencies	31,142,222	16.54%	24,108,078	13.47%	29.18%
Post-Employment Benefit	5,851,502	3.11%	6,824,632	3.81%	(14.26)%
Allowance for excess of liabilities over assets	708,516	0.38%	4,191	0.00%	1,6805.65%
Onerous Contracts	428,164	0.23%	414,705	0.23%	3.25%
Reimbursement Obligations	-	0.00%	22,259	0.01%	(100.00)%
Leases	693,710	0.37%	835,873	0.47%	-17.01%
Concessions payable - Use of Public goods	81,655	0.04%	65,954	0.04%	23.81%
Advances for Future Capital Increase	77,336	0.04%	74,060	0.04%	4.42%
Derivatives	-	0.00%	10,014	0.01%	(100.00)%
Sector Charges	649,341	0.34%	744,442	0.42%	(12.77)%
Taxes Payable	260,612	0.14%	182,179	0.10%	43.05%
Deferred Income Tax and Social Contribution	7,244,737	3.85%	3,705,055	2.07%	95.54%
Other	1,613,042	0.86%	1,895,020	1.06%	(14.88)%
	88,002,933	**46.73%**	**77,825,181**	**43.49%**	**13.08%**
OWNERS' EQUITY					
Capital	39,057,271	20.74%	39,057,271	21.82%	0.00%
Capital Reserves	13,867,170	7.36%	13,867,170	7.75%	0.00%
Appropriated Retained Earnings	30,890,165	16.40%	28,908,054	16.15%	6.86%
Other Comprehensive Income	(7,693,402)	-4.09%	(8,354,188)	(4.67%)	(7.91)%
Interest of controlling shareholders	**76,121,204**	**40.42%**	**73,478,307**	**41.06%**	**3.60%**
Interest of non-controlling shareholders	295,560	0.16%	272,987	0.15%	8.27%
TOTAL OWNERS' EQUITY	**76,416,764**	**40.58%**	**73,751,294**	**41.21%**	**3.61%**
TOTAL LIABILITIES AND OWNERS' EQUITY	**188,303,068**	**100.00%**	**178,966,449**	**100.00%**	**5.22%**

<u>CURRENT LIABILITIES</u>

The balance of current liabilities increased BRL 3,506,602 thousand or 12.80%, from BRL 27,389,974 thousand on December 31, 2020 to BRL 23,883,372 thousand on December 31, 2021. The main variations in the current liabilities were as follows:

Financing, Loans, and Debentures

The balance of Financing, loans, and debentures decreased by BRL 3,175,998 thousand or 27.83%, from BRL 11,410,751 thousand on December 31, 2020, to BRL 8,234,753 thousand on December 31, 2021. This reduction is due to the payment of bonds within the maturity date made by the Company.

Suppliers

The balance of suppliers increased by BRL 127,481 thousand or 3.27%, from BRL 3,904,051 thousand on December 31, 2020, to BRL 4,031,532 thousand on December 31, 2021. This variation is due to the increase in Energy Purchased for Resale as well as Goods, Materials, and Services.

Taxes Payable

The balance of Taxes Payable decreased by BRL 389,557 thousand or 32.63%, from BRL 1,194,042 thousand on December 31, 2020oi to BRL 804,485 thousand on December 31, 2021. This reduction is due to PIS and COFINS, in which a balance to be recovered greater than that to be paid was calculated, being presented in assets. It was a reduction of BRL 468,119 thousand or 55.68%, from BRL 840,750 thousand on December 31, 2020, to BRL 372,631 thousand on December 31, 2021.

Income Tax and Social Contribution

The balance of Income Tax and Social Contribution decreased by BRL 299,811 thousand or 93.86%, from BRL 319,435 thousand on December 31, 2020on to BRL 19,624 thousand on December 31, 2021. This decrease is due to the significant reduction in the current income tax balance, where it was recorded on December 31, 20,20 with a balance of BRL 232,716 thousand, and in 2021 posting a negative variation of BRL 232,681 thousand, reducing the balance to BRL 35 thousand. Additionally, there was a negative variation of BRL 67,130 thousand in Current Social Contribution, given its balance on December 31, 2020 ,was BRL 86,719 thousand while on December 31, 2021 ,the balance recorded was BRL 19,589 thousand.

Reimbursement Obligations

The Reimbursement Obligations account, which decreased by BRL 759,505 thousand or 46.93%, went from BRL 1,618,508 thousand to BRL 859,003 thousand in 2021. Electricity trading operations within the PROINFA scope generated a negative net balance of BRL 536,912 thousand in the year ended December 31, 2021 (positive BRL 546,134 thousand in the year ended December 31, 2020), not affect the Company's net income for the year, this amount is included in the Reimbursement Obligations item.

Allowances for Contingencies

The balance of provisions for contingencies increased by BRL 545,087 thousand or 31.64%, from BRL 1,722,562 thousand on December 31, 2020, to BRL 2,267,649 thousand on December 31, 2021. Owing to the increase in provision for civil claims of BRL 543,025 thousand, mainly in compulsory loans.

NONCURRENT LIABILITIES

The noncurrent assets increased by BRL 10,177,752 thousand or 13.08%, from BRL 77,825,181 thousand on December 31, 2020 to BRL 88,002,933 thousand on December 31, 2021. The main variations in the current liabilities were as follows:

Allowances for Contingencies

The account of provision for contingencies increased by BRL 7,034,144 thousand or 29.18%, from BRL 24,108,078 thousand on December 31, 2020, to BRL 31,142,222 thousand on December 31, 2021. This variation occurred mainly due to the additional recognition related to compulsory loan provisions in the parent company in the amount of R$ 10,896,956 thousand. This increase was partially offset by payments

incurred in the year, in the amount of R$ 3,339,862 related to the compulsory loan itself made by Eletrobras.

Post-Employment Benefit

The balance of Post-Employment Benefit decreased by BRL 973,130 thousand or 14.26%, from BRL 6,824,632 thousand on December 31, 2020, to BRL 5,851,502 thousand on December 31, 2021, as a result of the actuarial assessment performed in 2020.

Deferred Income Tax and Social Contribution

The balance of Deferred Income Tax and Social Contributions increased by BRL 3,539,682 thousand or 95.54%, from BRL 3,705,055 thousand on December 31, 2020, to BRL 7,244,737 thousand on December 31, 2021. This variation is due to the change in the net balance recorded by controlled company Eletronorte for BRL 1,859,412 thousand (liabilities), as of December 31, 2021 (Assets for BRL 282,503 thousand, as of December 31, 2020). This change was mainly due to the deferred IRPJ and CSSL on the reversals of PCLD, amounting to BRL 535,366 thousand (asset reduction) and the deferred IRPJ and CSSL on the result of the extensions of the concession grants (GSF) of Tucuruí, Samuel, and Curuá-Una in the total amount of BRL 971,778 thousand (increase in liabilities).

OWNERS' EQUITY

Owners' Equity increased by BRL 2,665,470 thousand or 3.61%, from BRL 73,751,294 thousand on December 31, 2020, to BRL 76,416,764 thousand on December 31, 2021, providing that this variation was due to the increase in the profit reserve by BRL 1,982,111 thousand, or 6.86%, from BRL 28,908,054 thousand on December 31, 2020, to BRL 30,890,165 thousand on December 31, 2021, and given that this fact was generated due to the net income for the year of BRL 5,713,633 thousand, which was partially offset by the payment of dividends proposed, in the amount of BRL 1,340,958 thousand and by the approval of the additional dividend by AGO, amounting to BRL 2,291,889 thousand.

Other Comprehensive Results

Other Comprehensive Results presented on December 31, 2021, the negative balance of BRL 7,693,402 thousand, an amount of BRL 660,786 thousand (7.91%) lower than the result on December 31, 2020, in which the company presented a negative balance of BRL 8,354,188,000. The result was mainly impacted by the accounts of "Post-employment Benefit Adjustment" totaling BRL 211,030 thousand, "Adjustment of Subsidiaries / Affiliates" totaling BRL 511.130 thousand, "deferred IR/CS on other comprehensive results" totaling BRL 80,706 thousand and compensated by the negative value of the account "Financial instruments at fair value through ORA" totaling BRL 237,372 thousand.

Comparison of Balance Sheet Accounts on December 31, 2020 and 2019:

Centrais Elétricas Brasileiras SA – Eletrobras					
Consolidated Balance Sheet (in Thousands of Brazilian Reais)					
Assets	**12/31/2020**	**AV%**	**12/31/2019**	**AV%**	**AH%**
Current					
Cash and Cash Equivalents	286,607	0.16%	335,307	0.19%	(14.52%)
Restricted Cash	3,573,362	2.00%	3,227,536	1.81%	10.71%
Securities	13,670,058	7.64%	10,426,370	5.84%	31.11%
Customers	5,971,657	3.34%	5,281,333	2.96%	13.07%
Contractual Transmission	10,364,908	5.79%	7,812,756	4.37%	32.67%

Asset					
Financing and Loans	4,748,661	2.65%	3,473,393	1.94%	36.72%
Compensation from Equity Interests	675,510	0.38%	299,899	0.17%	125.25%
Taxes Recoverable	833,960	0.47%	1,474,662	0.83%	(43.45%)
Income Tax and Social Contribution	1,292,750	0.72%	2,382,899	1.33%	(45.75%)
Right to reimbursement	4,684	0.00%	48,458	0.03%	(90.33%)
Warehouse	509,991	0.28%	471,824	0.26%	8.09%
Nuclear Fuel Inventory	428,340	0.24%	538,827	0.30%	(20.51%)
Derivatives	317,443	0.18%	140,543	0.08%	125.87%
Other	1,855,175	1.04%	2,029,920	1.14%	(8.61%)
	44,533,106	**24.88%**	**37,943,727**	**21.24%**	**17.37%**
Assets Held for Sale	289,331	0.16%	3,543,519	1.98%	(91.83%)
	44,822,437	**25.05%**	**41,487,246**	**23.23%**	**8.04%**
Noncurrent					
NONCURRENT RECEIVABLES					
Right to reimbursement	5,583,447	3.12%	5,415,547	3.03%	3.10%
Financing and Loans	6,176,238	3.45%	10,803,423	6.05%	(42.83%)
Customers	1,061,899	0.59%	285,351	0.16%	272.14%
Securities	692,536	0.39%	407,071	0.23%	70.13%
Nuclear Fuel Inventory	1,264,780	0.71%	840,550	0.47%	50.47%
Taxes Recoverable	430,045	0.24%	420,370	0.24%	2.30%
Deferred Income Tax and Social Contribution	2,068,894	1.16%	647,903	0.36%	219.32%
Guarantees and Escrow Deposits	6,752,865	3.77%	6,891,416	3.86%	(2.01%)
Contractual Transmission Asset	41,023,616	22.92%	41,696,467	23.34%	(1.61%)
Financial Assets - Concessions and Itaipu	3,199,751	1.79%	3,983,519	2.23%	(19.68%)
Derivatives	310,100	0.17%	151,315	0.08%	104.94%
Advances for Future Capital Increase	1,541	0.00%	181,257	0.10%	(99.15%)
Decommissioning Fund	1,753,827	0.98%	1,222,393	0.68%	43.47%
Other	1,286,546	0.72%	1,204,486	0.67%	6.81%
	71,606,085	**40.01%**	**74,151,068**	**41.51%**	**(3.43%)**
Investments	**29,089,522**	**16.25%**	**29,013,254**	**16.24%**	**0.26%**
Valued using the equity method	26,996,243	15.08%	26,956,264	15.09%	0.15%
Held at Fair Value	2,093,279	1.17%	2,056,990	1.15%	1.76%
Fixed assets	32,662,912	18.25%	33,315,874	18.65%	(1.96%)
Intangible assets	785,493	0.44%	655,041	0.37%	19.92%
	134,144,012	**74.95%**	**137,135,237**	**76.77%**	**(2.18%)**
Total Assets	**178,966,449**	**100.00%**	**178,622,483**	**100.00%**	**0.19%**

ASSETS

CURRENT ASSETS

It posted an increase of BRL 3,335,191 thousand or 8.04%, from BRL 41,487,246 thousand on December 31, 2019 to BRL 44,822,437 thousand on December 31, 2020. The main variations were:

Restricted Cash

Increase of BRL 345,826 thousand or 10.71% in this account, from BRL 3,227,536 thousand on December 31, 2019, to BRL 3,573,362 thousand on December 31, 2020. Nonetheless, those are resources

collected by the respective funds that are used exclusively to uphold the regulatory provisions and are not available to the Company. Further details in Note 7 to the Financial Statements for the accounting year ended December 31, 2020.

Securities

There was a significant increase in Cash and Cash equivalents, especially in the Securities account, from BRL 10,426,370 thousand on December 31, 2019, to BRL 13,670,058 thousand on December 31, 2020, an increase of BRL 3,243,688 thousand or 31.11%. The variation is due to the increase in National Treasury Bill bonds.

Contract Transmission Asset

The Contractual Assets of Transmission account posted an increase of BRL 2,552,152 thousand, from BRL 7,812,756 thousand on December 31, 2019, to BRL 10,364,908 thousand on December 31, 2020, an increase of 32.67%. The increase is mainly due to the tariff review that totaled BRL 4,228,338 thousand, offset mainly by the amortization of BRL 1,784,261 thousand or 24.21% higher than in 2019, when we had a negative number of BRL 7,369,192 thousand and in 2020 of BRL 9,153,453 thousand.

Income tax and social contribution

The account had a decrease of BRL 1,090,149 thousand or 45.75%, from BRL 2,382,899 thousand on December 31, 2019 to BRL 1,292,750 thousand on December 31, 2020. In the year ended December 31, 2020, there were no prepayments of IRPJ and CSLL, in the parent company, since a tax loss and negative basis were calculated for the year, with no tax base to be taxed.

Taxes recoverable

Taxes to be recovered went from BRL 1,474,662 thousand on December 31, 2019, to BRL 833,960 thousand on December 31, 2020, a reduction of BRL 640,702 thousand or 43.45%. The biggest changes were in IRRF (Income Tax Withheld at Source), which went from BRL 1,083,278 thousand to BRL 729,591 thousand, and in PIS/COFINS to be recovered, which went from BRL 203,541 thousand to BRL 38,571 thousand.

Derivatives

Derivative instruments increased by BRL 176,900 thousand or 125.87%, from BRL 140,543 thousand to BRL 317,443 thousand. The reason for the variation in this comparative period is the positive variation in dollar and primary aluminum price estimates, as well as an increase in the average estimate for the Selic rate over the next 2 years.

Assets held for sale

With the effective transfer on December 31, 2020, of the shares to the buyers of Santa Vitória do Palmar, Hermenegildo I, Hermenegildo II, Hermenegildo III, and Chuí, as well as SPEs subject to auctions, the account of assets held for sale posted a decrease, from BRL 3,543,519 thousand on December 31, 2019, to BRL 289,331 thousand on December 31, 2020, a decrease of BRL 3,254,188 thousand or 91.83%.

NONCURRENT ASSETS

The noncurrent assets decreased by BRL 2,991,225 thousand or 2.18%, from BRL 137,135,237 thousand on December 31, 2019 to BRL 134,144,012 thousand on December 31, 2020. The main variations were on the following accounts:

Financing and Loans

The financing and loans account decreased by BRL 4,627,185 thousand or 42.83%, from BRL 10,803,423 thousand on December 31, 2019, to BRL 6,176,238 thousand on December 31, 2020. This variation is mainly due to the derecognition of the RGR. Further details are in Note 11 of the Financial Statements for the year ended December 31, 2020.

Customers

The customer account increased by 776,548 thousand or 272.14%, from BRL 285,351 thousand on December 31, 2019, to BRL 1,061,899 thousand on December 31, 2020, owing to the renegotiation of the debt with Amazonas Energia, by signing two Debt Confession Agreements. Further details are in Note 10 (item a) of the Financial Statements for the year ended December 31, 2020.

Nuclear fuel inventory

The account posted an increase of BRL 424,230 thousand or 50.47%, from BRL 840,550 thousand on December 31, 2019, to BRL 1,264,780 thousand on December 31, 2020. The main change occurred in the finished elements, which went from BRL 251,811 thousand to BRL 657,083 thousand.

Deferred income tax and social contribution

Deferred income tax and social contribution increased by BRL 1,420,991 thousand, or 219.32%, from BRL 647,903 thousand on December 31, 2019, to BRL 2,068,894 thousand on December 31, 2020. The main reason for the increase was the merger of Eletrosul by CGT Eletrosul, in which the controlled company CGT Eletrosul met the requirements, following current rules, to recognize deferred tax credits arising from the tax loss carryforwards and the negative basis of accumulated social contribution. Such amounts totaled a credit recognized in the amount of BRL 1,548,950 thousand.

Derivatives

Derivatives increased by BRL 158,785 thousand or 104.94%, from BRL 151,315 thousand on December 31, 2019, to BRL 310,100 thousand on December 31, 2020. The reason for the variation in this comparative period is the positive variation in dollar and primary aluminum price estimates, as well as an increase in the average estimate for the Selic rate over the next 2 years.

Centrais Elétricas Brasileiras SA – Eletrobras					
Consolidated Balance Sheet (in Thousands of Brazilian Reais)					
Liabilities and Owners' Equity	**12/31/2020**	**AV%**	**12/31/2019**	**AV%**	**AH%**
Current					
Financing, Loans, and Debentures	11,410,751	6.38%	7,715,160	4.32%	47.90%
Compulsory Loan	1,047,109	0.59%	15,156	0.01%	6.808.87%
Suppliers	3,904,051	2.18%	3,095,469	1.73%	26.12%
Advances	1,134,845	0.63%	683,602	0.38%	66.01%
Taxes Payable	1,194,042	0.67%	1,575,658	0.88%	(24.22)%
Income Tax and Social Contribution	319,435	0.18%	2,532,732	1.42%	(87.39)%
Onerous Contracts	40,196	0.02%	3,913	0.00%	927.24%
Compensation to Shareholders	1,547,158	0.86%	2,575,216	1.44%	(39.92)%
Financial Liabilities - Concessions and Itaipu	647,214	0.36%	703,114	0.39%	(7.95)%
Estimated obligations	1,454,148	0.81%	1,331,257	0.75%	9.23%
Reimbursement Obligations	1,618,508	0.90%	1,796,753	1.01%	(9.92)%

Post-Employment Benefit	192,209	0.11%	161,773	0.09%	18.81%
Allowances for Contingencies	1,722,562	0.96%	1,031,488	0.58%	67.00%
Sector Charges	586,845	0.33%	627,611	0.35%	(6.50)%
Lease	217,321	0.12%	219,484	0.12%	(0.99)%
Financial Instruments	-	0.00%	683	0.00%	(100.00) %
Other	353,580	0.20%	579,394	0.32%	(38.97)%
	27,389,974	**15.30%**	**24,648,463**	**13.80%**	**11.12%**
Liabilities associated with assets held for sale	-	0.00%	1,692,708	0.95%	(100.00) %
	27,389,974	**15.30%**	**26,341,171**	**14.75%**	**3.98%**
Noncurrent					
Financing, Loans, and Debentures	35,591,282	19.89%	40,184,481	22.50%	(11.43)%
Suppliers	16,556	0.01%	18,143	0.01%	(8.75)%
Advances	290,870	0.16%	369,262	0.21%	(21.23)%
Compulsory Loans	-	0.00%	470,600	0.26%	(100.00)%
Asset decommissioning obligation	3,040,011	1.70%	3,129,379	1.75%	(2.86)%
Allowances for Contingencies	24,108,078	13.47%	24,214,938	13.56%	(0.44)%
Post-Employment Benefit	6,824,632	3.81%	4,826,088	2.70%	41.41%
Allowance for excess of liabilities over assets	4,191	0.00%	-	-	-
Onerous Contracts	414,705	0.23%	361,934	0.20%	14.58%
Reimbursement Obligations	22,259	0.01%	-	0.00%	-
Leases	835,873	0.47%	987,705	0.55%	(15.37)%
Concessions payable - Use of Public goods	65,954	0.04%	68,555	0.04%	(3.79)%
Advances for Future Capital Increase	74,060	0.04%	50,246	0.03%	47.39%
Derivatives	10,014	0.01%	5,000	0.00%	100.28%
Sector Charges	744,442	0.42%	730,303	0.41%	1.94%
Taxes Payable	182,179	0.10%	239,959	0.13%	(24.08)%
Deferred Income Tax and Social Contribution	3,705,055	2.07%	4,193,607	2.35%	(11.65)%
Other	1,895,020	1.06%	1,271,847	0.71%	49.00%
	77,825,181	**43.49%**	**81,122,047**	**45.42%**	**(4.06)%**
Owners' Equity					
Capital	39,057,271	21.82%	31,305,331	17.53%	24.76%
Advances for Future Capital Increase	-	0.00%	7,751,940	4.34%	(100.00) %
Capital reserves	13,867,170	7.75%	13,867,170	7.76%	0.00%
Appropriated Retained Earnings	28,908,054	16.15%	23,887,181	13.37%	21.02%
Retained Earnings	-	0.00%	201,752	0.11%	(100.00) %
Other comprehensive retained income	(8,354,188)	(4.67)%	(6,311,330)	(3.53)%	32.37%
Interest of controlling shareholders	**73,478,307**	**41.06%**	**70,702,044**	**39.58%**	**3.93%**
Interest of non-controlling shareholders	272,987	0.15%	457,221	0.26%	(40.29)%
Total Net Equity	**73,751,294**	**41.21%**	**71,159,265**	**39.84%**	**3.64%**
Total Liabilities and Owners' Equity	**178,966,449**	**100.00%**	**178,622,483**	**100.00%**	**0.19%**

CURRENT LIABILITIES

The balance of current liabilities increased BRL 1,048,803 thousand or 3,98%, from BRL 26,341,171 thousand on December 31, 2019 to BRL 27,389,974 thousand on December 31, 2020. The main variations in the current liabilities were as follows:

Financing, Loans and Debentures

The balance of Financing, loans and debentures increased by BRL 3,695,591 thousand or 47.90%, from BRL 7,715,160 thousand on December 31, 2019 to BRL 11,410,751 thousand on December 31, 2020. This increase is due to funding made by Eletrobras and its companies in the amount of BRL 9,157,888 thousand on December 31, 2020, compared to BRL 6,779,312 thousand on December 31, 2019, representing an increase of BRL 2,378,576 thousand.

Suppliers

The balance of suppliers increased by BRL 808,582 thousand or 26.12%, from BRL 3,095,469 thousand on December 31, 2019 to BRL 3,904,051 thousand on December 31, 2020. This variation is due to the increase of BRL 546,527 thousand in Energy Purchased for Resale as well as the increase of BRL 257,577 thousand in Goods, Materials, and Services.

Advances

Advances increased by BRL 451,243 thousand or 66.01%, from BRL 683,602 thousand to BRL 1,134,845 thousand. The increase in the balance is mainly due to the advance greater than last year to the PROINFA client, which in 2019 and 2020 had an advance of BRL 534,494,631 thousand and BRL 667,125,562 thousand, respectively. And the advance from the PROCEL client that received advances in 2019 and 2020 of BRL 79,676,349 thousand and BRL 393,643,965 thousand, respectively.

Taxes Payable

The balance of Taxes Payable decreased by BRL 381,616 thousand or 24.22%, from BRL 1,575,658 thousand on December 31, 2019 to BRL 1,194,042 thousand on December 31, 2020. The main variations were in IRRF/CSRF accounts that totaled BRL 316,801 thousand in 2019 and BRL 155,341 thousand in 2020, and ICMS account that totaled BRL 252,972 thousand in 2019 and BRL 37,598 thousand in 2020.

Income tax and social contribution

The balance of Income Tax and Social Contribution decreased by BRL 2,213,297 thousand or 87.39%, from BRL 2,532,732 thousand on December 31, 2019 to BRL 319,435 thousand on December 31, 2020. In the year ended December 31, 2020, there were no prepayments of IRPJ and CSLL, in the parent company, given that tax losses and negative basis were ascertained for the year, with no basis to be taxed.

Shareholders' Compensation

The balance of Compensation to shareholders decreased by BRL 1,028,058 thousand or 39.92%, from BRL 2,575,216 thousand on December 31, 2019 to BRL 1,547,158 thousand on December 31, 2020. This variation is due to the calculation of the mandatory dividend, which is based on the adjusted net income for each year.

Allowances for contingencies

The balance of provisions for contingencies increased by BRL 691,074 thousand or 67.00%, from BRL 1,031,488 thousand on December 31, 2019 to BRL 1,722,562 thousand on December 31, 2020. Owing to the increase in provision for civil claims of BRL 689,309 thousand, mainly in compulsory loans.

Liabilities associated with assets held for sale

With the actual transfer, on December 31, 2020, of the shares to the purchasers of Santa Vitória do Palmar, Hermenegildo, Chuí and SPEs subject to auction, the account of liabilities connected to assets held for sale decreased by 100% vis-à-vis the figures of December 31, 2020 (BRL 1,692,708 million on December 31, 2019).

NONCURRENT LIABILITIES

The noncurrent assets decreased by BRL 3,296,866 thousand or 4.06%, from BRL 81,122,047 thousand on December 31, 2019 to BRL 77,825,181 thousand on December 31, 2020. The main variations in the current liabilities were as follows:

Financing, Loans and Debentures

The balance of Financing, loans and debentures decreased by BRL 4,593,199 thousand or 11.43%, from BRL 40,184,481 thousand on December 31, 2019 to BRL 35,591,282 thousand on December 31, 2020. This variation is mainly due to the decrease in the bonus by BRL 670,934 thousand owing to a change in the type of loans equivalent to 1 billion dollars of bonus for debentures partially offset by the exchange rate increase in 2020.

Compulsory Loan

The Compulsory Loan balance decreased BRL 470,600 thousand or 100%, from BRL 470,600 thousand on December 31, 2019 to BRL 0 on December 31, 2020, owing to the update of the provision relating to the principal and interest on the noncompulsory loan converted into shares, resulting from actions for the declaration of unconstitutionality filed by taxpayers.

Post-Employment Benefit

The balance of Post-Employment Benefit increased by BRL 1,998,544 thousand or 41.41%, from BRL 4,826,088 thousand on December 31, 2019 to BRL 6,824,632 thousand on December 31, 2020, as a result of the actuarial assessment performed in 2020.

Deferred Income Tax and Social Contribution

The balance of Deferred Income Tax and Social Contributions decreased by BRL 488,552 thousand or 11.65%, from BRL 4,193,607 thousand on December 31, 2019 to BRL 3,705,055 thousand on December 31, 2020.

Other

The balance of Others increased R$ 623,173,000 or 49.00%, from R$ 1,271,847 thousand on December 31, 2019 to R$ 1,895,020,000 as of December 31, 2020. This variation occurred mainly, because in the year ended December 31, 2020, the decommissioning fund showed a financial increase of R$ 405,281,000, due to the financial fund's portfolio for decommissioning, a public security linked to the change in the U.S. dollar currency.

OWNERS' EQUITY

Owners' Equity increased by BRL 2,592,029 thousand or 3.64%, from BRL 71,159,265 thousand on December 31, 2019 to BRL 73,751,294 thousand on December 31, 2020. This variation is mainly due to the 21.02% increase in the profit reserve, from BRL 23,887,181 thousand on December 31, 2019 to BRL 28,908,054 thousand on December 31, 2020, which was partially offset by the increase in the balance of Other Comprehensive Income.

Retained Earnings

The Profit Reserve balance increased by BRL 5,020,873 thousand or 21.02%, from BRL 23,887,181 thousand on December 31, 2019 to BRL 28,908,054 thousand on December 31, 2020, owing to the incorporation of part of the profits for the 2020 period.

Other Comprehensive Retained Income

The balance of Other Accumulated Comprehensive Income increased by BRL 2,042,858 thousand or 32.37%, from BRL 6,311,330 thousand on December 31, 2019 to BRL 8,354,188 thousand on December 31, 2020, due to adjustments of subsidiaries and affiliates for BRL 1,921,240 thousand and post-employment benefit adjustment for BRL 222,164 thousand.

INCOME STATEMENTS

Accounting year ending on December 31, 2021 compared to the accounting year ending on December 31 of 2020:

Centrais Elétricas Brasileiras SA – Eletrobras					
Consolidated Income Statements - (in thousands of Brazilian reais)					
	12/31/2021	AV%	12/31/2020	AV%	AH%
NET OPERATING REVENUE	**37,616,241**	**100.00%**	**29,080,513**	**100.00%**	**29.35%**
Operating Costs	(11,961,049)	(31.80)%	(13,427,020)	(46.17)%	(10.92)%
GROSS INCOME	**25,655,192**	**68.20%**	**15,653,493**	**53.83%**	**63.89%**
Operational Expenses	(20,541,541)	(54.61)%	(12,944,576)	(44.51)%	58.69%
Regulatory Remeasurements - Transmission Agreements	4,858,744	12.92%	4,228,338	14.54%	14.91%
OPERATING INCOME BEFORE FINANCIAL INCOME	**9,972,395**	**26.51%**	**6,937,255**	**23.86%**	**43.75%**
Financial Income	(2,056,339)	(5.47)%	(1,671,646)	(5.75%)	23.01%
INCOME BEFORE EQUITY INTERESTS	**7,916,056**	**21.04%**	**5,265,609**	**18.11%**	**50.34%**
Income from Equity Interests	1,867,546	4.96%	1,670,903	5.75%	11.77%
Other Revenues & Expenses	1,210,754	3.22%	16,134	0.06%	7404.36%
OPERATING INCOME BEFORE TAXES	**10,994,356**	**29.23%**	**6,952,646**	**23.91%**	**58.13%**
Current Income Tax and Social Contribution	(1,457,752)	(3.88)%	(2,418,461)	(8.32)%	(39.72)%
Deferred Income Tax and Social Contribution	(3,822,971)	(10.16%)	1,853,128	6.37%	(306.30)%
NET INCOME FOR THE YEAR	**5,713,633**	**15.19%**	**6,387,313**	**21.96%**	**(10.55%)**
Installment Attributed to Controlling Shareholders	5,646,141	15.01%	6,338,688	21.80%	(10.93%)
Installment Attributed to Non-Controlling Shareholders	67,492	0.18%	48,625	0.17%	38.80%

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

Revenues	12/31/2021	12/31/2020
Generation	69.26%	76.58%
Transmission	46.39%	42.12%
Other operating revenues	2.46%	2.44%
Taxes on revenues	(18.12)%	(21.14)%
Net operating revenue	100.00%	**100.00%**
Expenses Operational expenses/costs	(31.80)%	(90.68)%
Financial Income	(5.47)%	(5.75)%
Income from Equity Interests	8.18%	5.80%
Taxes on revenue	(14.04)%	(1.94)%
Net Earnings (Continued Operations)	**15.19%**	**21.96%**

Consolidated Income Statements

This topic presents an overview of Eletrobras' consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

Net operating income for the fiscal year ended December 31, 2021 increased by BRL 8,535,728 thousand, or 29.35%, from BRL 29,080,513 thousand in the fiscal year ended December 31, 2020 to R$ 37,616,241 thousand in the fiscal year ended December 31, 2021. This increase was mainly due to the sale of approximately R$ 1,426,062,000 in ccee's short-term energy import market, corresponding to 1,116 GWh of energy.Additionally, there was an increase in construction revenue in the transmission segment in the accounting year ended December 31, 2021, mainly owing to the reestimates of the evolution of the performance of transmission projects underway, and the authorizations of ANEEL, alongside an increase in contractual financial income mainly driven by the increase in the adjustment indexes of contracts based on the National Broad Consumer Price Index – IPCA. In the fourth quarter of 2021, the adjustment pursuant to IPCA reached 3.40%, and in the corresponding period of 2020, it reached 2.41%.

Operating Costs

Operating costs for the fiscal year ended December 31, 2021 reduced by BRL 1,465,971 thousand, or 10.92%, from BRL 13,427,020 thousand in the fiscal year ended December 31, 2020 to BRL 11,961,049 thousand in the fiscal year ended December 31, 2021. This decrease is mainly due to the extension of the terms of the concessions of hydroelectric plants/complexes, owing to the renegotiation of the hydrological risk, under the terms of Law 14052/2020, recorded in cost recovery in the amount of BRL 4,265,889 thousand, which was partially offset by the increase in the cost of energy purchased for resale. The cost of power purchased for resale increased by BRL 1,859,599 thousand or 77.47%, from an amount of BRL 2,400,358 thousand in the accounting year ended December 31, 2020 to an amount of BRL 4,259,957 thousand in the accounting year ended on December 31, 2021.

Operational Expenses

Operating expenses for the fiscal year ended December 31, 2021 increased by BRL 7,596,965 thousand, or 58.69%, from BRL 12,944,576 thousand in the fiscal year ended December 31, 2020 to BRL 20,541,541 thousand in the fiscal year ended December 31, 2021. This increase is mainly due to a provision booked in the amount of BRL 10,896,956 thousand owing to the evolution of decisions in the foreclosure and settlement phase of the legal procedures pertaining to the compulsory loan. Furthermore, there was an addition to the K Factor provision in the amount of BRL 216,137 thousand, and an addition to the provision in the amount of BRL 727,337 thousand pertaining to the other lawsuits of a civil, tax, and labor character.

Financial Income

The Net Financial Result changed from a net expense of BRL 1,671,646 thousand in the accounting year ended on December 31, 2020 to a net expense of BRL 2,056,339 thousand in the accounting year ended on December 31, 2021, this increase of BRL 384,693 thousand, or 23.01%. This variation is mainly due to the result of the net inflation adjustment, which was negative by BRL 161,648 thousand in the accounting year ended on December 31, 2021 and positive by BRL 283,376 thousand in the accounting year ended on December 31, 2020. The reduction in income from financial investments of 34.51% also exerted a strong impact on the financial result, mainly owing to the low profitability compared to 2020; and net derivatives, which increased by BRL 393,809 thousand, driven by the positive variation in the price of aluminum on London Metal Exchange – LME, quoted in dollars, which is used as a reference for the payment of the premium provided for in the contract with Albras.

Income from Equity Interests

Our Result from Equity Interest on the result from investments accounted for using the equity method increased BRL 196,634 thousand, or 11.77%, to BRL 1,867,546 thousand in the accounting year ended December 31, 2021 from BRL 1,670,903 thousand in the accounting year ended December 31, 2020, mainly due to: (i) positive variation in the result of BRL 243,835 thousand, in our interest in the results of Interligação Elétrica do Madeira S.A. - IE Madeira of BRL 267,906 thousand in 2021 compared to BRL 24,071 thousand of revenue in the accounting year ended December 31, 2020, additionally, (ii) a positive variation in the result of BRL 213,702 thousand was also recognized, in our interest in the results of Norte Energia S.A. – NESA posting a negative result of BRL 216,323 thousand in 2021 compared to a negative result of BRL 430,025 thousand in the accounting year ended December 31, 2020. This impact was partially offset by: (iii) the negative variation in the result of BRL 171,279 thousand, in our interest in the results of Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP of BRL 966,861 thousand in 2021 compared to BRL 1,138,140 thousand of revenue in the accounting year ended December 31, 2020.

Other Revenues & Expenses

Other Income and Expenses increased by BRL 1,194,620 thousand or 7,404.36%, from an amount of BRL 16,134 thousand in the accounting year ended December 31, 2020 to an amount of BRL 1,210,754 thousand in the accounting year ended December 31, 2021, mainly as a result of the recognition of the reimbursement of inefficiency - CCC in the amount of BRL 621,698 thousand, and the reimbursement of fixed assets in progress - AIC of distributors amounting to BRL 588,786 thousand.

Income Tax and Social Contribution

The provision for IR and CSLL, considering deferred and current tax, changed from an expense of BRL 565,333 thousand in the accounting year ended December 31, 2020, to an expense of BRL 5,280,723 thousand in the accounting year ended on December 31, 2021, an increase of BRL 4,715,390 thousand, or

834.09%, providing that such increase is mainly due to the deferred IRPJ and CSSL on the result of the extensions of concessions (GSF) of Tucuruí, Samuel and Curuá-Una.

Net Income for the Year

Eletrobras posted, in the result of 2021, a net income for the year amounting to BRL 5,713,633 thousand, compared to the net income of BRL 6,387,313 thousand recorded in the accounting year ended on December 31, 2020, that is, a negative variation of BRL 673,680 thousand or 10.55%, as explained in the previous items.

Income per Business Segment

Management, Generation, and Transmission

12/31/2021					
	Management	Generation	Transmission	Deductions	Total
Net Operating Revenue	368,517	21,964,238	15,731,910	(448,424)	37,616,241
Operating Costs	(54,046)	(9,247,244)	(3,089,194)	429,435	(11,961,049)
Operational Expenses	(18,035,403)	(1,665,498)	(859,629)	18,989	(20,541,541)
Periodical Tariff Revenue	-	-	4,858,744	-	4,858,744
Operating Income Before Financial Result	(17,720,932)	11,051,496	16,641,831	-	9,972,395
Financial Income					(2,056,339)
Income from Equity Interests					1,867,546
Other Revenues and Expenses					1,210,754
Current and Deferred Income Tax and Social Contributions					(5,280,723)
Net Income for the Year					**5,713,633**

12/31/2020					
	Management	Generation	Transmission	Deductions	Total
Net Operating Revenue	305,324	18,708,084	10,438,928	(371,823)	29,080,513
Operating Costs	(255,702)	(10,085,165)	(3,435,658)	349,505	(13,427,020)
Operational Expenses	(8,982,617)	(2,747,007)	(1,237,270)	22,318	(12,944,576)
Periodical Tariff Revenue	-	-	4,228,338	-	4,228,338
Operating Income Before Financial Result	(8,932,995)	5,875,912	9,994,338	-	6,937,255
Financial Income					(1,671,646)
Income from Equity Interests					1,670,903
Other Revenues and Expenses					16,134
Current and Deferred Income Tax and Social Contributions					(565,333)
Net Income for the Year					**6,387,313**

2021 x 2020 Horizontal Analysis					
	Management	Generation	Transmission	Deductions	Total
Net Operating Revenue	17.15%	17.41%	50.70%	20.60%	29.35%
Operating Costs	(78.86%)	(8.31%)	(10.08%)	22.87%	(10.92%)
Operational Expenses	100.78%	(39.37%)	(30.52%)	(14.92%)	58.69%
Periodical Tariff Revenue	-	-	14.91%	-	14.91%
Operating Income Before Financial Result	98.38%	88.08%	66.51%	-	43.75%
Financial Income	-	-	-	-	23.01%
Income from Equity Interests	-	-	-	-	11.77%
Other Revenues and Expenses	-	-	-	-	7404.36%
Current and Deferred Income Tax and Social Contributions	-	-	-	-	834.09%
Net Income for the Year	-	-	-	-	(10.55%)

GENERATION

Net Operating Revenue

Net operating income for the generation segment for the fiscal year ended December 31, 2021 increased by BRL 3,256,154 thousand, or 17.41%, from BRL 18,708,084 thousand in the fiscal year ended December 31, 2020 to BRL 21,964,238 thousand in the fiscal year ended December 31, 2021. This increase was mainly due to the sale by the Eletrobras IMP agent of approximately BRL 1,426,062 thousand in the CCEE short-term market as energy imports from Uruguay, accounting for 668 GWh of energy, in the corresponding period of 2020, 222 GWh were sold.

Operating Costs

Operating costs for the fiscal year ended December 31, 2021 in the generation segment reduced by BRL 837,921 thousand, or 8.31%, from BRL 10,085,165 thousand in the fiscal year ended December 31, 2020 to BRL 9,247,244 thousand in the fiscal year ended December 31, 2021. This reduction is mainly due to the recovery of costs pertaining to the adhesion of the hydrological risk in the amount of BRL 4,265,889 thousand, which is a reflection of the extension of the terms of the concessions of hydroelectric plants/complexes, owing to the renegotiation of the hydrological risk, pursuant to Law 14052/2020, which was partially deducted, as a result of the increase in the cost of energy compared to resale.

Operational Expenses

Operating expenses for the fiscal year ended December 31, 2021 in the generation segment reduced by BRL 1,081,509 thousand, or 39.37%, from BRL 2,747,007 thousand in the fiscal year ended December 31, 2020 to BRL 1,665,498 thousand in the fiscal year ended December 31, 2021. This reduction is mainly due to the reversal of the impairment provision in the amount of BRL 475,406 thousand in the accounting year ended December 31, 2021, from BRL 441,664 thousand of impairment in 2020.

TRANSMISSION

Net Operating Revenue

In the accounting year ended on December 31, 2021, the net operating revenue of the transmission segment posted an increase of BRL 5,292,982 thousand, or 50.70%, from BRL 10,438,928 thousand in the accounting year ended on 31 December 2020 to BRL 15,731,910 thousand in the accounting year ended December 31, 2021. This increase is mainly due to the higher figures as to the construction revenue for the transmission segment over the accounting year ended December 31, 2021, mainly due to the reestimates of the evolution of the performance of transmission projects underway, and the authorizations of ANEEL, and an increase in contractual financial income mainly driven by the increase in the adjustment indexes contracts based on the National Broad Consumer Price Index – IPCA. In the fourth quarter of 2021, the adjustment pursuant to IPCA reached 3.40%, and in the corresponding period of 2020, it reached 2.41%.

Operating Costs

Operating costs and expenses for the transmission segment reduced by 346,464 thousand or 10.08%, which is equivalent to BRL 3,089,194 thousand in the accounting year ended December 31, 2021, while they accounted for BRL 3,435,658 thousand in the accounting year ended on December 31, 2020. This reduction is mainly due to the provision of RAP adjustment installment in the amount of BRL 223,881 thousand, as a result of the recording of the amounts received in excess in RAP in 2018/2019 and 2019/2020 cycles as a result of the Tariff Review postponed by two cycles.

Operational Expenses

Operating expenses for the fiscal year ended December 31, 2021 in the transmission segment decreased by BRL 377,641 thousand, or 30.52%, from BRL 1,237,270 thousand in the fiscal year ended December 31, 2020 to BRL 859,629 thousand in the fiscal year ended December 31, 2021. This reduction is mainly due to the reversal of operating provisions in the amount of BRL 441,664 thousand.

Periodical Tariff Revenue

Periodic tariff income for the fiscal year ended December 31, 2021 increased by BRL 630,406 thousand, or 14.91%, from BRL 4,228,338 thousand in the fiscal year ended December 31, 2020 to BRL 4,858,744 thousand in the fiscal year ended December 31, 2021. This increase was mainly due to the reprofiling of the financial component of the RBSE approved by ANEEL in April 2021. The decision caused a decrease in the payment curve of the amounts pertaining to the periodic review of RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles, and an increase in the flow of payments in the cycles after 2023.

MANAGEMENT

Net Operating Revenue

In the accounting year ended December 31, 2021, the net operating revenue of the management segment increased by BRL 63,193 thousand or 17.15%, from BRL 305,324 million in the accounting year ended on December 31, 2020 to BRL 368,516 thousand in the accounting year ended December 31, 2021.

Operating Costs

Operating costs for the management segment were reduced by BRL 201,646 thousand or 78.86%, which is equivalent to BRL 54,056 thousand in the accounting year ended December 31, 2021, while they accounted for BRL 255,702 thousand in the accounting year ended on December 31, 2020.

Operational Expenses

The operational expenses for the management segment increased by BRL 9,052,786,000 thousand, or 100.78%, to BRL 18,035,403 thousand in the accounting year ended on December 31, 2021, from BRL 8,982,617 thousand in the accounting year ended December 31, 2020. This increase is mainly due to a provision booked in the amount of BRL 10,896,956 thousand owing to the evolution of decisions in the foreclosure and settlement phase of the legal procedures pertaining to the compulsory loan.

Accounting year ending on December 31, 2020 compared to the accounting year ending on December 31 of 2019:

Centrais Elétricas Brasileiras SA – Eletrobras					
Consolidated Income Statements - (in thousands of Brazilian reais)					
	12/31/2020	AV%	12/31/2019	AV%	AH%
NET OPERATING REVENUE	**29,080,513**	**100.00%**	**29,714,264**	**100.00%**	**(2.13)%**
Operating Costs	(13,427,020)	(46.17)%	(13,758,855)	(46.30)%	(2.41)%
GROSS INCOME	**15,653,493**	**53.83%**	**15,955,409**	**53.70%**	**(1.89)%**
Operational Expenses	(12,944,576)	(44.51)%	(7,354,623)	(24.75)%	76.01%
Regulatory Remeasurements - Transmission Agreements	4,228,338	14.54%	-	0.00%	0.00%
OPERATING INCOME BEFORE FINANCIAL INCOME	**6,937,255**	**23.86%**	**8,600,786**	**28.94%**	**(19.34)%**
Financial Income	(1,671,646)	(5.75)%	(2,448,786)	(8.24)%	(31.74)%
INCOME BEFORE EQUITY INTERESTS	**5,265,609**	**18.11%**	**6,152,000**	**20.70%**	**(14.41)%**
Income from Equity Interests	1,670,903	5.75%	1,041,071	3.50%	60.50%
Other Revenues & Expenses	16,134	0.06%	24,715	0.08%	(34.72)%
OPERATING INCOME BEFORE TAXES	**6,952,646**	**23.91%**	**7,217,786**	**24.29%**	**(3.67)%**
Current Income Tax and Social Contribution	(2,418,461)	(8.32)%	(2,664,975)	(8.97)%	(9.25)%
Deferred Income Tax and Social Contribution	1,853,128	6.37%	3,295,634	11.09%	(43.77)%
NET INCOME FOR THE YEAR	**6,387,313**	**21.96%**	**11,133,420**	**37.47%**	**(42.63)%**
Installment Attributed to Controlling Shareholders	6,338,688	21.80%	11,195,036	37.68%	(43.38)%
Installment Attributed to Non-Controlling Shareholders	48,625	0.17%	(61,617)	(0.21)%	(178.92)%

CONSOLIDATED INCOME STATEMENTS

This topic presents an overview of Eletrobras' consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The net operating revenue in the fiscal year ended on December 31, 2020 varied negatively by an amount of BRL 633,751 thousand, considering that the balance recorded in the accounting year ended on December 31, 2020 was BRL 29,080,513 thousand, and in the accounting year ended on December 31, 2019, the amount recorded was BRL 29,714,264 thousand, this increase in revenue was due to factors reported below:

Operating Costs

The operating costs decreased by BRL 331,835 thousand or 2.41%, from an amount of BRL 13,758,855

thousand in the accounting year ended December 31, 2019 to an amount of BRL 13,427,020 thousand in the year ended December 31, 2020, mainly due to the cut in personnel costs, in connection with the consensual dismissal plans, which reflects partial effects connected to the termination dates and certain obligations pertaining to health insurance, in addition to the increase of operating provisions.

Operational Expenses

The operational expenses increased by BRL 5,589,953 thousand or 76.01%, from an amount of BRL 7,354,623 thousand in the accounting year ended December 31, 2019 to an amount of BRL 12,944,576 thousand in the accounting year ended December 31, 2020, mainly due to the increase in operational provisions/reversals in 2020. In the accounting year ended on December 31, 2020, it posted a balance of BRL 7,070,988 thousand and in the accounting year ended on December 31, 2019, the amount recorded was BRL 2,065,863 thousand, this variation resulted from an increase of BRL 5,005,125 thousand or 242% and was due to (a) an increase in provisions for contingencies amounting to BRL 4,187,904 thousand, of which BRL 2,665 million refer to compulsory loan proceedings pertaining to (i) difference from the principal resulting from the inflation adjustment criterion, (ii) consequent compensatory interests; and (iii) application of interest for late payment (substantially the SELIC rate), (b) booking of a contingency of BRL 731 million by Chesf, including an additional provision of BRL 123 million referring to the adjustment of K Factor in legal procedures; and (c) a BRL 109 million increase in provisions pertaining to GSF and a BRL 499 million contingency at Furnas, including BRL 260 million labor, BRL 146 million regulatory and BRL 123 million civil. In the accounting year ended December 31, 2020, we recorded a provision of BRL 805 million for the item "provision for doubtful accounts - consumers and resellers," largely due to the debt of Amazonas D with Amazonas GT amounting to BRL 359 million; and Effect of periodic tariff review as of July 2020 amounting to BRL 4,228 million, owing to the approval of the tariff review of the transmission concessions extended under the terms of Law 12783/2013, granted by ANEEL on June 30, 2020, which approved the new RAP of these concessions for the 2018-2023 tariff cycle in 2020.

Financial Income

The Net Financial Result changed from a net expense of BRL 2,448,786 thousand in the accounting year ended on December 31, 2019 to a net expense of BRL 1,671,646 thousand in the accounting year ended on December 31, 2020, a decrease of BRL 777,140 thousand, or 31.74% between 2019 and 2020. This variation was substantially impacted by debt charges, which decreased by BRL 394,215 thousand, influenced by the reduction in the rates of indices pertaining to interest payments. Another positive factor was the gain from derivatives, which yielded revenue of BRL 332,017 thousand in the accounting year ended December 31, 2020 against an expense of BRL 56,613 thousand in the accounting year ended December 31, 2019, as a result of the price of assets provided for in the power sale agreement entered into with Albras, which is mainly pegged to LME (Aluminium) and the US dollar quotation. This positive variation was partially impacted by the result of the net exchange rate change, which had an expense of BRL 544,137 thousand in the accounting year ended on December 31, 2020 and a gain of BRL 35,008 thousand in the accounting year ended on December 31, 2019.

Income from Equity Interests

The Equity Interest recorded an increase of BRL 629,832 thousand or 60.50% resulting from the recording of an amount of BRL 1,041,071 thousand in the accounting year ended December 31, 2019, and an amount of BRL 1,670,903 thousand in the accounting year ended December 31, 2020. The variation was substantially due to (i) positive variation in the result in the amount of BRL 744 million, in our interest in CTEEP's results in the amount of BRL 1.1 billion in the year ended December 31, 2020 compared to BRL 394 million of revenue, due to the effect of the periodic tariff review recorded in the accounting year ended December 31, 2020. This impact was partially offset by: (ii) a negative variation in the result amounting to BRL 597 million, in our interest in the results of Norte Energia accounting for an expense of BRL 430 million in the year ended December 31, 2020 compared to revenue of BRL 167 million, resulting from a decrease in PLD prices – Price for Settlement of Differences of contracts traded on the Regulated Market owing to the COVID-19 pandemic, exposure arising from the termination of

contracts, the beginning of amortization of project finances and the increase in depreciation, owing to the start-up of generation plants in the second half of 2019; and (iii) negative variation of result by BRL 213 million, in our interest in the results of SPE Madeira Energia amounting to BRL 622 million in the year ended December 31, 2020 compared to an amount of BRL 410 million, mainly due to the inflation adjustment (IGP-M + 23.14% in the year) applied to the amounts payable as a result of the arbitration with the construction consortium, as well as the impact of GSF amounting to BRL 30 million, complemented by the debt variation.

Income Tax and Social Contribution

The provision for IR and CSLL, considering deferred and current tax, went from an income of BRL 630,659 thousand in the accounting year ended on December 31, 2019 to an expense of BRL 565,333 thousand in the accounting year ended on December 31, 2020, a variation of BRL 1,195,992 thousand or 189.64%. This decrease is mainly due to the assessment of the RBNI deferred liability, other contracts due to the adoption of IFRS 15 - Contract assets, following the guidance in CVM Official Letter No. 004.2020, with the effects of remeasurements, which implied the need to recalculate the deferred taxes, with the particularities of the tariffs appurtenant to each Subsidiary, leading to a decrease in the amount of BRL 459,603 thousand, and the recognition of tax credits of accumulated losses of CGTEletrosul amounting to BRL 1.53 billion.

Net Earnings from Continued Operations

Eletrobras recorded a net income from continuing operations of BRL 6,387,313 thousand in the accounting year ended December 31, 2020, compared to BRL 7,848,445 thousand in the accounting year ended December 31, 2019, a negative variation of BRL 1,461,132 thousand or 18.62%. This variation stems from a reduction in revenue from operations as well as an increase in costs and expenses, generating a negative impact on continuing operations.

Net Profit/Loss from Discontinued Operation Taxes

The results of our controlled companies in the distribution segment are stated as discontinued operations for the years ended December 31, 2019, as described in "—Principal Factors Affecting Our Financial Performance—Distributor Divestments." We recorded a gain of BRL 3,284,975 thousand from our discontinued operations in the distribution segment in the accounting year ended December 31, 2019 compared to no results under this heading in the accounting year ended December 31, 2020. Gains on sales of subsidiaries reflected the net liabilities of the entities sold and the results of each.

Net Income for the Year

Eletrobras posted, in the result of 2020, a net income for the year amounting to BRL 6,387,313 thousand, compared to the net income of BRL 11,133,420 thousand recorded in the accounting year ended on December 31, 2019, that is, a negative variation of BRL 4,746,107 thousand or 42.63%, as explained in the previous items.

Income per Business Segment

Management, Generation, and Transmission

12/31/2020					
	Management	Generation	Transmission	Deductions	Total
Net Operating Revenue	305,324	18,708,084	10,438,928	(371,823)	29,080,513
Operating Costs	(255,702)	(10,085,165)	(3,435,658)	349,505	(13,427,020)
Operational Expenses	(8,982,617)	(2,747,007)	(1,237,270)	22,318	(12,944,576)
Periodical Tariff Revenue	-	-	4,228,338	-	4,228,338
Operating Income Before Financial Result	(8,932,995)	5,875,912	9,994,338	-	6,937,255

Financial Income					(1,671,646)
Income from Equity Interests					1,670,903
Other Revenues and Expenses					16,134
Current and Deferred Income Tax and Social Contributions					(565,333)
Net Income for the Year					**6,387,313**

12/31/2019					
	Management	Generation	Transmission	Deductions	Total
Net Operating Revenue	194,692	19,833,995	10,073,410	(387,833)	29,714,264
Operating Costs	(67,019)	(8,241,933)	(5,799,278)	349,374	(13,758,855)
Operational Expenses	(3,923,077)	(1,821,961)	(1,648,043)	38,459	(7,354,623)
Periodical Tariff Revenue	-	-	-	-	-
Operating Income Before Financial Result	(3,795,404)	9,770,101	2,626,089	-	8,600,786
Financial Income					(2,448,786)
Income from Equity Interests					1,041,071
Other Revenues and Expenses					24,715
Current and Deferred Income Tax and Social Contributions					630,659
Net Income for the Year					**7,848,445**

2020 x 2019 Horizontal Analysis					
	Management	Generation	Transmission	Deductions	Total
Net Operating Revenue	56.82%	(5.68%)	3.63%	-4%	-2%
Operating Costs	281.54%	22.36%	(40.76%)	0%	-2%
Operational Expenses	128.97%	50.77%	(24.92%)	-42%	76%
Periodical Tariff Revenue	-	-	100.00%	-	100.00%
Operating Income Before Financial Result	135.36%	(39.86%)	280.58%	-	-19%
Financial Income	-	-	-	-	-32%
Income from Equity Interests	-	-	-	-	60%
Other Revenues and Expenses	-	-	-	-	-35%
Current and Deferred Income Tax and Social Contributions	-	-	-	-	-190%
Net Income for the Year	-	-	-	-	-19%

GENERATION

Net Operating Revenue

The net operating revenue of the generation segment decreased by BRL 1,126 million or 5.68%, from BRL 19,834 million in the accounting year ended December 31, 2019 to BRL 18,708 million in the accounting year ended on December 31, 2020.

This reduction was mainly due to: (i) the reduction in supply revenues due to the termination of existing energy contracts in the Regulated Market by Furnas and Eletronorte; (ii) reduction of BRL 283 million in transfers from Itaipu; (iii) a BRL 177 million reduction in Short-Term Electricity (CCEE); and (iv) reduction in revenue from sales in the Regulated Market.

Operating Costs

The operating costs for the generation segment increased by BRL 1,843 million or 18%, which is equivalent to BRL 10,085 million in the accounting year ended December 31, 2020, compared to BRL

8,242 million in the accounting year ended on December 31, 2019.

The positive variation is due to the entry into operation of 277 MW. From that total, around 40 MW came from complexes Caititu 2 and 3; Carcará; and Corrupião 3, Wind Power Complex Pindaí I. Another 123 MW refers to the Wind Power Complex Fortim and 24 MW to the complex Casa Nova A. Lastly, around 90 MW refers to UTE's Santana, Santana II and Santa Rita of Eletronorte, for emergency service to Amapá, this resulting in an operating cost increase in generation.

Operational Expenses

The operating costs for the generation segment increased by BRL 925 million or 34%, totaling BRL 2,747 million in the accounting year ended December 31, 2020, compared to BRL 1,822 million in the accounting year ended on December 31, 2019. This increase is mostly connected to the increase in the average monthly PLD, especially for November/2020 at 502.73 BRL/MWh; thus, there was an increase in the energy demanded by SIN. Additionally, due to the reduction in water volumes of the main hydrographic basins that make up the system, CMSE, at its 236th Meeting, authorized ONS to expand the dispatch of energy imported from Uruguay, thus increasing the amount of energy purchased from the neighbor country over the last quarter of 2020.

TRANSMISSION

Net Operating Revenue

In the accounting year ended December 31, 2020, net operating revenue from the transmission segment increased by BRL 366 million or 3.63%, from BRL 10,073 million in the accounting year ended December 31, 2019 to BRL 10,439 million in the accounting year ended December 31, 2020, due to the remeasurement factor of transmission assets considering the new assumptions established in Circular Letter CVM/SNC/SEP 04/2020 issued by CVM.

Operating Costs

The operating costs for the transmission segment decreased by BRL 2,364 million or 69%, totaling BRL 3,436 million in the accounting year ended December 31, 2020, compared to BRL 5,799 million in the accounting year ended on December 31, 2019.

For the most part, the negative variation Effect of periodic tariff review as of July 2020, due to the approval of the tariff review of the transmission concessions extended under Law 12783/2013, granted by ANEEL on June 30, 2020, which approved the new Annual Allowed Revenue – RAP of these concessions for the 2018-2023 tariff cycle.

Operational Expenses

The operational expenses for the transmission segment decreased by BRL 410,773 thousand or 33%, which is equivalent to BRL 1,237,270 thousand in the accounting year ended December 31, 2020, while they accounted for BRL 1,648,643 thousand in the accounting year ended on December 31, 2019. The decrease in operational expenses is mostly connected to lower personnel expenses resulting from the dismissal of personnel owing to the consensual dismissal plans.

MANAGEMENT

Net Operating Revenue

In the accounting year ended December 31, 2020, the net operating revenue of the management segment increased by BRL 111 million or 56.82%, from BRL 194 million in the accounting year ended on December 31, 2019 to BRL 305 million in the accounting year ended December 31, 2020.

Operating Costs

Operating costs for the management segment increased by BRL 189 million or 282%, which is equivalent to BRL 256 million in the accounting year ended December 31, 2020, while they accounted for BRL 67 million in the accounting year ended on December 31, 2019. Mostly the variation was due to (i) the increase in the Provision for Contingencies amounting to BRL 2,033 million, with a large part of the amount relating to compulsory loan processes; (ii) the increase in the provision for investment losses; and (iii) the increase in the provision for implementation of actions (compulsory loan).

Operational Expenses

The operating costs for the management segment decreased by BRL 3,685 million or 70%, totaling BRL 8,933 million in the accounting year ended December 31, 2020, compared to BRL 3,795 million in the accounting year ended on December 31, 2019. The decrease in operational expenses is mostly connected to lower personnel expenses resulting from the dismissal of personnel owing to the consensual dismissal plans.

Cash Flow Statement - 2021, 2020 and 2019

The tables below summarize the evolution of net cash flows of Eletrobras for the periods presented:

	12/31/2021	12/31/2020	12/31/2019
Net Cash Flow	**(In thousands of Brazilian Reais)**		
Net Cash from (Used in) Operating Activities	8,230,605	4,198,719	(86,327)
Net Cash from (Used in) Investment Activities	123,987	2,441,552	3,270,028
Net cash used in financing activities	(8,448,540)	(6,688,971)	(3,390,681)
Reduction in cash and cash equivalents	**(93,948)**	**(48,700)**	**(206,981)**

Net cash from (used in) operating activities

The cash flows provided by Eletrobras' operating activities result mainly from:

- The sale and transmission of electricity to a stable and diversified portfolio of retail and wholesale clients at flat rates;
- Payment of financial charges;
- Payment of charges of the Global Reversal Reserve;
- Amounts received from Annual Allowed Income;
- Payment of Taxes and Social Contributions;
- Amounts received from financial assets;
- Amounts received from investments in equity interests;
- Income received from investments in equity securities;
- Payment of Legal Provisions;
- Court Contingencies; and
- Restricted deposits within legal processes in cases that Eletrobras is the author of and is obligated to deposit in favor of the applicable case.

Net cash flows from (used in) operating activities have been sufficient to meet Eletrobras' operating and capital investment needs for the periods analyzed.

In the year ended December 31, 2021, our cash flows provided by continued operating activities increased by BRL 7,268,443 thousand, from BRL 5,127,361 thousand in the accounting year ended on December 31, 2020 to BRL 12,395,804 thousand in the accounting year ended December 31, 2021. This variation is mainly due to the increase in operating provisions, which had a variation of BRL 6,480,722 thousand.

In the year ended December 31, 2020, our cash flows provided by continued operating activities increased by BRL 3,905,112 thousand, from BRL 293,670 thousand in the accounting year ended on December 31, 2019 to BRL 4,198,719 thousand in the accounting year ended December 31, 2020. This increase is mainly due to the change in liabilities associated with assets held for sale, which decreased by BRL 6,909,551 thousand, from BRL 8,602,259 thousand in the accounting year ended December 31, 2019 to BRL 1,692,708 thousand in the accounting year ended on December 31, 2020. In addition, we also had: (i) a reduction in assets held for sale payable amounting to BRL 8,548,839 thousand; (ii) reduction in interest payments in the amount of BRL 1,949,543 thousand; and (iii) increase in the Receipt of RAP and indemnities in the amount of BRL 1,784,261 thousand.

Net Cash from (Used in) Investment Activities

The cash flow of Eletrobras' investment activity mainly reflects:

- Purchases of certain investments – partnerships entered into by Eletrobras with third parties in the private sector in regards to the operation of new power plants;
- Acquisitions of fixed assets, consisting mainly of investments in equipment required for Eletrobras operating activities;
- Loans and Financing – payments and receipts;
- Acquisition of intangible assets;
- Investment in capital increase in shareholdings;
- Investments for future capital increase; and
- Dividends paid by subsidiaries.

In the year ended December 31, 2021, our cash flows generated by investment activities had a change of BRL 5,184,068 thousand, from BRL 1,512,911 thousand in the accounting year ended December 31, 2020 to BRL (3,671,157) thousand in the accounting year ended December 31, 2021. This variation was largely due to a decrease in amounts received from loans and financing in the amount of BRL 4,138,003 thousand.

In the year ended December 31, 2020, our cash flows from investment activities decreased by BRL 828,476 thousand, from BRL 3,263,691 thousand in the accounting year ended on December 31, 2019 to BRL 2,441,552 thousand in the accounting year ended December 31, 2020. This variation was largely due to a decrease in amounts received from loans and financing in the amount of BRL 766,411 thousand.

Net cash used in financing activities

The cash flows used in Eletrobras financing activities mainly reflect the income from interest that it receives from loans given to companies that operate in the Brazilian electrical sector, short- and long-term.

In the year ended December 31, 2021, our cash flows from financing activities increased increased by BRL 2,127,727 thousand, from BRL 6,688,971 thousand in the accounting year ended on December 31, 2020 to BRL 8,816,698 thousand in the accounting year ended December 31, 2021. This variation is largely due to the payment of compensation to shareholders, in the amount of BRL 1,153,661 thousand.

In the year ended December 31, 2020, our cash flows from financing activities increased by BRL 2,883,566 thousand, from BRL 3,805,405 thousand in the accounting year ended on December 31, 2019 to BRL 6,688,971 thousand in the accounting year ended December 31, 2020. This variation is largely due to a decrease in the receipt of advances for a future capital increase, amounting to BRL 3,660,215 thousand.

10.2 –Officers' Comments on:

a) income from the Company's operations:

i. description of any important components on the revenue;

Description of the principal accounting lines

Operating Revenues

Operations involving electricity

Eletrobras' revenues derive from the generation, distribution, and transmission of electricity.

- Generation: revenue from the activity of generation derives from the trading, supply, and sale of electricity generated by Eletrobras (including the part of electricity conferred to Eletrobras within the scope of Itaipu Binacional) for distribution companies, industries, and consumers, as well as the transfer of the part of electricity attributed to Paraguay relating to Itaipu Binacional that is not used in Paraguay, as well as the operation and maintenance of the plants whose concessions were renewed according to Law 12783/2013. The revenue from the power generation activities is recorded based on the production posted to specific rates specified by the contractual terms or the existing regulatory indices. For renewed concessions of generation leases under Law 12783/2013, there has been a change in the system for the structuring of the revenue, being received by means of a fixed income, referred to as Annual Generation Revenue ("RAGs"), given that the methods of exploitation and operation and maintenance should be disclosed separately from 2013 on, as a result of a court order. RAGs are yearly adjusted and may be reviewed on each span of five (5) years; and

Transmission: revenues from the transmission activity derive from the construction and exploitation of the infrastructure of transmission lines by Eletrobras, as well as from the operation and maintenance of these lines for the transport of electricity and are known as Annual Allowed Revenue ("RAP"), approved by ANEEL for each tariff cycle. RAP is obtained from the revenues received from sector agents that use Eletrobras' transmission facilities. The price charged to sectoral agents that connect to transmission networks in this activity is regulated and known as the tariff for use of the transmission system ("TUST"). Eletrobras, while transmitting electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission Company is subject to annual review due to the increase of the assets and operational expenses resulting from modifications, replacements and expansions of facilities. For transmission leases renewed under law no. 12.783/2013, there has been a change in the system for the structuring of the revenue, and the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013.

Other Operating Revenues

Operating revenues from other activities not attributable to the generation or transmission segments, which thus are recorded by Eletrobras under the "Management" account. These mainly include fees for the management of RGR, relating to financing contracts still managed by Eletrobras and which have not been transferred to CCEE, in accordance with Law 13.360/2016, since the contracts took place before the law came into effect. Eletrobras also obtains operating

revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. The Eletrobras' revenues may also derive from the provision of engineering services connected to the works of generation and transmission of third party or to the energy efficiency.

Taxes on revenue

The main tax levied on the revenue of Eletrobras is Tax on the Circulation of Goods and Services — ICMS, which is levied on the gross revenue from sales of electricity. Eletrobras is subject to various indices of ICMS in the different states in which it operates. Eletrobras does not incur ICMS on revenue in its transmission activity, but it does incur PIS and COFINS, in accordance with the applicable regulations.

In addition to this, Eletrobras is subject to two federal taxes levied on gross revenues: the PIS/PASEP (Social Integration Program) and COFINS (Contribution to Social security Financing).

Sector Charges

These correspond to the deductions from gross revenue realized on the behalf of sector charges, which include payments made to the General Reserve of Reversal – RGR, Energy Development Account – CDE, contributions to the Alternative Sources Incentive Program – PROINFA, and other similar charges to electricity industry players. The sector charges are calculated in accordance with formulas established by the ANEEL, which differ in accordance with the type of charge, and so there is no direct correlation between revenue and sector charges.

Operating Costs

Electricity purchased for Resale

The generation area realizes the purchase of electric power for resale. The electricity acquired in the area of generation represents the Paraguayan part of the electricity produced in Itaipu, which is not used in Paraguay and which Eletrobras resells to distribution companies and free consumers, or power purchased from other companies or traders, to meet the need of exposure of power of Eletrobras or to fulfill the Power Purchase Agreements – PPA executed with special purpose entities where Eletrobras holds interest, to meet the financer's requirement within the scope of the structured operations of "Project Finance."

Use of the Electric Grid

These costs represent the costs incurred by Eletrobras in electric power transmission through the transmission lines owned by third parties.

Fuel for the Production of Electricity

The cost of fuel is a significant component of the operational expenses of Eletrobras.

Operational Expenses

Personnel, Material and Services

Reflects primarily Eletrobras expenses with employees, equipment and infrastructure required for day-to-day administrative operations, as well as the cost of outsourcing. Mostly, the outsourced services reflect the expenditure of Eletrobras with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria to allocate these expenses between the operational activities of the Company. This item excludes raw materials that are used in electrical power generation operations.

Depreciation and Amortization

This represents the depreciation and amortization of fixed assets of Eletrobras. Eletrobras registers as fixed assets construction cost or purchase, as applicable, of plants, goods, equipment and intangible assets, less accumulated depreciation calculated on the straight-line method, at rates that take into account the estimated useful life of the asset. Repair and maintenance costs which extend the useful life of assets are increased, while other routine costs are levied on the result of operations. The interest connected to debt arranged with a third party incurred during the period of construction of assets is capitalized. The amortization of intangible assets and financial assets are included in the scope of IFRIC 12, is based on the term of the lease.

Operating Provisions

They reflect the provisions that Eletrobras makes regarding (i) contingencies; (ii) PECLD - Estimated Losses on Doubtful Debtors; (iii) onerous contracts and impairment; (iv) Provision for Implantation of Shares - Compulsory Loans; and (v) other provisions.

Other Operational Expenses

Other operational expenses of Eletrobras include various costs that are incurred as part of the daily operations of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii) telecommunication costs, especially costs incurred with phone and internet services; (iii) insurance costs, including insurance policies of the facilities and Eletrobras assets; and (iv) the costs of disposal of assets, mostly transformers.

Operating Costs

The Company spotted the allocation of indirect costs under the group of operational expenses, and reassessed the said separation, in order to improve its statement.

It should be noted that these are transfers between costs and expenses of the same nature, so there was no change in the Company's results.

Income from equity method

Income arising from the application of the equity method relating to the interest of Eletrobras in other companies.

Financial Income

Financial Revenue

This reflects the revenue from the compensation that Eletrobras receives from investments in financial instruments, as well as interest, fees and fees arranged as a result of granting loans in accordance with the provisions of Brazilian law, which allows Eletrobras to act as the financier of certain companies providing public services and controlled by Eletrobras. This reflects the revenue from the moratorium increase on electricity paid to Eletrobras, as well as the impact of monetary updates and other financial revenue of Eletrobras.

Financial Expenses

This mainly reflects payments of dividends and interest on shareholders' equity to the shareholders of Eletrobras, as well as the charges incurred with debts incurred, Yield for Nuclear Power Plants Decommissioning Fund, and leases. This reflects the cost of the foreign exchange variation in relation to assets and liabilities pegged to a foreign currency, primarily with regard to Itaipu, because

the financial statements of Itaipu Binacional are maintained in US dollars, and this represents the largest exposure of Eletrobras to the risk of changes in foreign currency.

Monetary and foreign exchange income (expenses)

The monetary and foreign exchange income (expenses) primarily relate to Itaipu, given that the financial statements of Itaipu Binacional are prepared in US dollars, and represent the largest exposure of Eletrobras to risks of foreign currencies. A devaluation of the real against the US dollar increases our revenue, to the extent that it increases the amount of the contribution of Itaipu, although the effect of this contribution is compensated. An appreciation of the Brazilian Real corresponds to a reduction of the Company's revenue implying a reduction of the contribution of Itaipu, although this effect is also offset through the depreciation of the cost of the Itaipu's construction.

ii. factors that materially impacted the operating results.

Eletrobras recorded, in the accounting year ended on December 31, 2021, a consolidated net income of BRL 5,714 million, lower than the BRL 6,387 million obtained in the fiscal year ended December 31, 2020.

Net Operating Income for the fiscal year ended December 31, 2021 in the amount of BRL 37,616 million, which showed an increase of BRL 8,535 million or 29.35% in relation to the fiscal year ended December 31, 2020, when it corresponded to the amount of BRL 29,080 million, this variation is mainly due to the sale of the agent Eletrobras IMP of approximately BRL 1,426,062 1,116 GWh of energy in the fiscal year ended December 31, 2020, 234 GWh were sold. Contractual financial system mainly motivated by the increase in indexers of correction of contracts with update based on the National Broad Consumer Price Index - IPCA.

The table below shows the company's gross revenue per operating segment (Continued and Discontinued) in the periods indicated:

Gross Revenue per Segment *(in million Brazilian Reais)*

	In accounting year ended December 31,		
	2021	2020	2019
Generation	26,055	22,270	23,374
Transmission	17,450	12,248	11,533
Others	926	711	769
	44,131	**35,228**	**35,675**

Over the last three financial years, the financial situation and the results of Eletrobras' operations were impacted, among other reasons, by factors such as the Brazilian macroeconomic development, changes of exchange rates, impairments, and onerous contracts, start-up of generation projects, revenues from transmission, accounting records of financial revenues connected to electricity transmission assets existing on May 31, 2000, the so-called facilities of the Basic Network of the Existing System – RBSE, with an impact on transmission revenue, in addition to provisions for Compulsory Loan and other operating provisions, which are further detailed below. The transfer of control of the distribution companies Ceron, Cepisa, Eletroacre, Amazona D, Ceal, and Boa Vista, in 2018 and 2019, as well as the sale and transfer of several Special Purpose Entities (SPEs), also exerted a great impact on the Company's financial situation and results.

Macroeconomic and Brazilian Sector Conditions

The country's Gross Domestic Product (GDP) advanced in 2021 and ended the year with a growth of 4.6%, recovering the losses of 2020, when the Brazilian economy shrank due to the coronavirus pandemic, affecting the activity of different sectors.

Inflation, measured by the variation of IPCA (Extended Consumer Price Index), ended 2021 at 10.06%, with fuel prices being the biggest influence. According to the Brazilian Institute of Geography and Statistics (IBGE), this was the highest rate accumulated in a year since 2015, ending at 10.67% second.

According to the Energy Research Company (EPE), consumption in the electricity industry reached 500,209 GWh by December 2021, which accounts for an increase of 5.2% compared to 2020, following the increase in GDP. All classes posted an increase in consumption, the industrial class had the biggest increase, 9.2% compared to 2020 consumption. The residential class showed the smallest increase, being 1.8% compared to 2020.

Electricity Consumption

CLASS (In GWh)	2021	2020 (1)	%
BRAZIL	500,209	475,640	5,2
RESIDENTIAL	150,824	148,173	1,8
INDUSTRIAL	181,619	166,333	9,2
COMMERCIAL	87,101	82,524	5,5
OTHER	80,665	78,611	2,6
Source: Enterprise from Research Energy (EPE) – Review Monthly of the Market from Energy Electric			
(1) Data from 2020 Were Reviewed and Changed By EPE			

Provision of Judicial Contingencies for Compulsory Loan

There is considerable judicial litigation involving the Eletrobras, where the largest number of actions is intended to take on judicial review on the criteria for inflation adjustment of the book-entry credits of the Compulsory Loan on electricity consumption, determined by the legislation governing the Compulsory Loan and applied by the Company, and the application of the inflation-adjustment losses resulting from economic plans implemented in Brazil. As of December 31, 2021, the Company had, in a consolidated manner, approximately 3,689 provisional cases relating to this topic (3,624 cases as of December 31, 2020).

The credits of the Compulsory Loan were substantially paid by Eletrobras through conversions into shares performed at shareholders' meetings on April 20, 1988, April 26, 1990, April 28, 2005, and April 30, 2008, respectively.

The divergence on the criteria for inflation adjustment of the said credits was referred to the Superior Court of Justice – STJ, and the question of merit was decided by said Court, by way of repetitive appeals substantiated in Special Appeal No. 1.003.955/RS, and Special Appeal No. 1.028.592/RS and Appeal against a Divergent Decision under Special Appeal No. 826.809/RS. After the trial and publication of the decision by the full court on the repetitive issue, by STJ, the Company believes that the same solution should be applied to other processes that have identical theses.

The matter, however, is currently subject to appeals to the Federal Supreme Court (STF), which is pending trial.

Although the matter has been referred to STF, given STJ precedents, the complaints filed have taken their regular course and, consequently, there have been several sentences to pay inflation adjustment differences and compensatory interest of 6% per year, the latter reflecting differences in inflation adjustment. As a result of the same and expert reports and judicial accounting issued issued in favor of Eletrobras, we have been the target of executions, and there is a deal with the authors as to how to ascertain the amount due, especially with regard to the application of interest of 6% p.a. after the General Meeting of conversion of these credits into shares and the five-year period for the collection of said interest.

In November 2021, the Company reviewed its risk classification criteria and assumptions and revised its estimates related to the compulsory loan proceedings, based on recent judgments, especially to the 2nd Panel of the Superior Court of Justice - STJ, delivered on June 22, 2021, in the Internal Appeal in Special Appeal No. 1,734,115/PR and the recent approvals of unfavorable reports in the year 2021. Therefore, in the third quarter of 2021, a provision, net of reversal, was recognized in the amount of BRL 9,058,729 thousand regarding compulsory loan processes.

Eletrobras, within the scope of these lawsuits, has recorded provisions related to: (i) the difference in the main amount resulting from criteria for monetary restatement, (ii) reflex compensatory interests; and (iii) application of interest rates for overdue payments (substantially, the SELIC Rate).

	12/31/2021	12/31/2020
Principal	6,403,710	5,860,592
Adjustment of interests paid	47,316	-
Compensatory interests	4,748,235	1,875,942
Interest rates for overdue payments	13,116,760	9,444,919
Attorney fees	747,994	-
Other Funds	646,213	271,716
Total	25,710,228	17,453,169

Time-lapse for the application of compensatory interest

Through the Appeal Against a Divergent Decision under Special Appeal No. 790.288/PR by STJ, in June 2019, a taxpayer obtained a favorable decision, hinged on the opinions of 5 justices, out of a total of 9 justices delivering opinions, in the specific process, to be levied with a compensatory interest of 6% per annum, continuously from the 143rd Special Shareholders' Meeting dated June 30, 2005, until the actual payment, in addition to the SELIC rate. On this decision, the Company filed an appeal referred to a motion for clarification, wherein it stated the impossibility of cumulating compensatory interest with the SELIC rate and also informing that the judgment mentioned above, unfavorable to Eletrobras, has no effect of repetitive appeal, under the terms of Article 1036 of the Code of Civil Procedure, that is, it has no binding effect for the other legal procedures that deal with the subject, in contrast to the precedent arising from Special Appeal No. 1.003.955/RS and Appeal Against a Divergent Decision under Special Appeal No. 826.809/RS. These last two appeals, which are those adopted by Eletrobras to estimate its provision, were tried by STJ as repetitive appeals, of general repercussion, and therefore, in the Company's view should be considered for other judicial processes dealing with this specific theme, according to Brazilian legislation.

In November 2021, the First Section of the STJ (Superior Court of Justice) upheld the appeal of embargoes of declaration of Eletrobras, in the record of the Appeal Against a Divergent Decision under Special Appeal – EREsp No. 790.288/PR, reversing the unfavorable decision of 2019, confirming the Company's argument that such credits were paid under the terms of specific laws, and the amounts under discussion deal with judicial debts and no longer with taxes, and thus should be adjusted only with charges appurtenant to the judicial debts, in keeping with repetitive appeals No. 1.003.955/RS and 1.028.592/RS, therefore, upon grant of the said appeal, the Company understands that STJ has ratified the position that compensatory interest should be levied on credits only until the date of the meetings. The appellate decision of this trial was published in

December 2021. The plaintiff filed an appeal (motion for clarification) in February 2022, which is still pending judgment.

In this context, the Company's understanding that the 6% interest may only be applied until the date of the Meeting was maintained and reinforced by the Decision of the Supreme Court of november 10, 2021.

- Inclusion of compulsory credits not foreseen in the initial demand

Regarding the discussion on the enforceability of credits not mentioned in the complaint of the lawsuit, in December 2020, Eletrobras had an unfavorable decision in regards to process No. 0023102-98.1990.8.19.0001. This process started in 1990, before the third and fourth Conversion Assemblies. Although the lower court has ratified the expert report that points out to an approximate amount payable of BRL 1,400,000 thousand (which can reach about BRL 1,800,000 thousand considering the inflation adjustment and application of fines and expenses claimed by the plaintiffs), Eletrobras appealed from the decision, believing that the discussion involves claims not mentioned in the complaint, as well as the fact that the approved expert report contains a series of defects. On appeal, the Court of Justice of the State of Rio de Janeiro – TJRJ granted an injunction operating as a supersedeas to suspend compliance with the judgment until the trial of that appeal. However, in August 2021, the said appeal was denied, by a simple majority, by the 8th Civil Chamber of TJRJ. The appellate decision in question, in turn, was challenged by Eletrobras through the filing of special and extraordinary appeals to the Superior Court of Justice, which is still pending a final judgment.

Despite the efforts made by Eletrobras, which has filed other appeals to suspend the obligation of the portion of the performance that it considers undue, these were denied, so that the Company found itself in the contingency of depositing in court, as a guarantee, the amount believed to be disputed to avoid the enforcement of coercive measures - pledges - of their assets.

In September 2021, therefore, Eletrobras deposited in court the total amount of BRL 1,681,224 thousand, comprising the following installments: (i) BRL 422,539 thousand, referring to the undisputed amount in the record, as payment; (ii) BRL 1,048,904, referring to the disputed amount, as a guarantee; and (iii) BRL 209,781 thousand, to guarantee any fine and fees for noncompliance with the judgment under the terms of Article 523, Paragraph 1, CPC. Additionally, Eletrobras contested the enforcement of the judgment. Nevertheless, the adverse parties requested the withdrawal of the amount of BRL 1,471,443 thousand, a claim that, despite being denied in the first instance, ended up being accepted by the trial court's decisions handed down by the Judge Rapporteur of Interlocutory Appeal No. 0075057-87.2021.8.19.0000, which conditioned the survey of this value to the presentation of insurance guarantee. The cashout of this amount was eventually carried out by issuing payment saves on October 25, 2021 and December 15, 2021, while the remaining amount of BRL 209,781,000 remains deposited in a judicial account. In view of the advanced state of the dispute, whose decisions in force are unfavorable, Eletrobras made in 2020 a provision of BRL 1,630,282,000.

Other decisions, as in the Internal Appeal, in the Motion for Clarification, in Appeal Against a Divergent Decision under Special Appeal No. 799.113-SC, already understood that the subsidiaries do not have the standing to enforce a judicial title referring to the difference in inflation adjustment of the compulsory loan rendered in favor of the parent company owing to not participating in the cognizance procedure.

It is important to note that all the amounts mentioned herein, including the amounts of possible losses involving the processes related to compulsory lending, the Company's estimate and the precise value of any eventual loss will always depend on a number of different factors, some of which are under the company's control.

In the year ended December 31, 2021, a provision was recognized, net of reversal, in the approximate amount of BRL 11,595,710 thousand, totaling BRL 25,710,228 thousand, referring to the compulsory loan processes.

Arbitration of Santo Antonio Energia S.A. - SAESA On February 7, 2022, the International Court of Arbitration of the International Chamber of Commerce (CCI) was made available by the International Court of Arbitration of the International Chamber of Commerce (CCI) in the context of icc arbitration proceedings 21,511/ASM ("Arbitration Procedure"), of which SAESA is an applicant. Regarding the arbitral award given, SAESA informed, together with its legal and financial advisors that: a) It was filed by SAESA, on March 9, 2022, request for clarification on certain points of the award, including relating to pecuniary aspects. Only after consideration of this request and possible clarifications to be requested by the other parties involved will the judgment become final, able to produce effects and with the effective definition of the values to be eventually due by SAESA; b) Part of the requests were deferred, as well as some of the requests of the Santo Antônio Construction Consortium ("CCSA") and, as the case may be, from its consortium members in the face of SAESA, and the arbitral tribunal initially declared the ineffectiveness of the instrument entitled "Terms and Conditions", which supported the recognition, by SAESA, of the "Repayable Expenditures", as an explanatory note of its financial statements. 46 In addition to the origin in relation to the ccsa's requests, of which SAESA vehemently disagrees, already provisioned in its financial statements under the headings "Collateral in the amount of BRL 769,897 thousand and "Other Provisions" in the amount of BRL 492,017 thousand, other claims with an additional value estimated at BRL 226,000 thousand to be paid were deferred; c) According to the financing agreements signed by SAESA with BNDES and financing agreements through the transfer of bndes resources, the amounts to which SAESA may eventually be ordered should be paid according to the procedures defined in the respective financing agreements. SAESA reiterated that it continues to evaluate the impacts of the Arbitration Procedure, which is still ongoing and therefore remains confidential.
Based on the above information and considering CPC 24/IAS 10 - Subsequent Event in which it cites that there are favorable or unfavorable events to the company (Furnas and Eletrobras) after the end of the accounting period to which the financial statements refer to the date of its approval for issuance, such events shall be informed in an explanatory note of subsequent events and/or the financial statements shall be adjusted to reflect the accounting impacts of these events, the Company made the necessary adjustments to reflect the preliminary results of said arbitral award. For the purposes of the adjustment, the Company considered the future disbursements estimated by SAESA regarding the arbitration procedure and its reflections from the perspective of an investor partner making the adjustment in mesa's corporate investment, which exceeded its participation in the investee, thus being represented by the nullity of the investment. In addition, considering that the financing agreements signed by SAESA, as well as the contracts to support shortcomings of which the shareholders are signatories expressly provide that the partners would be obliged to enter the SAESA to face the debt of the Arbitration Procedure. Therefore, Furnas recognized the provision for short liabilities in the amount of BRL 705,864 thousand referring to the future value in proportion to its participation in the investee as a legal obligation, pursuant to CPC 18 - Investment in Affiliate, Controlled and Jointly Controlled Enterprise.

Contract Transmission Asset

The transmission concessions of the Company and its controlled companies are classified according to the contractual asset model, according to CPC 47/IFRS 15 - Revenue from Contract with Client.

The contractual asset originates to the extent that the concessionaire meets the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project construction time, however, the receipt of cash flow is conditioned to the fulfillment of the performance obligation of operation and maintenance.

The balance of the contractual asset corresponds to the present values of the construction

performance obligations already completed and not yet invoiced by the granting authority. The discount rates used, established at the beginning of each project, are approximately, on average, 8.07% per year for renewed contracts and 7.66% for those connected to biddings.

The amounts of performance obligations are formed by the construction costs plus the margins defined by the company at the beginning of the projects, adjusted annually, depending on the efficiency or inefficiency in the performance of the electricity transmission projects.

In 2021, the company obtained a construction margin of 16.98%, with a transmission construction revenue of BRL 1,535,840 thousand and a construction cost of BRL 1,312,861 thousand.

Contract balances are substantially adjusted based on the IPCA, except for contracts 004/2004, 010/2005, 005/2005, 006/2005, and 034/2001, which are adjusted based on IGPM.

Operation and maintenance revenues do not make up the balance of the contractual asset, as they are recorded at the same time that the RAPs are billed by the granting authority. As the financial realization stemming from the fulfillment of the operation and maintenance only depends on the time elapsed, such rights are recorded in the customer account, as determined by CPC 48 – Financial Instruments.

The movements of these assets in the years ended December 31, 2021 and 2020 are as follows:

	Furnas	Chesf	Eletronorte	CGT Eletrosul (a)	Eletrosul (a)	Amazonas GT (b)	Total
Balance on December 31, 2019	21,097,461	14,970,373	9,157,650		4,088,251	195,488	49,509,223
Merger			204,980	4,088,251	(4,088,251)	(204,980)	
Construction revenue	253,938	326,476	71,871	125,917			778,202
Financial revenue	2,186,759	970,400	797,024	324,937		2,593	4,281,713
Adjustment for inflation	576,064	469,441	417,313	281,683			1,744,501
Regulatory remeasurements - Transmission							
Amortization	(4.174.036)	(2.736.095)	(1.527.371)	(722.850)		6,899	(9,153,453)
Balance on December 31, 2020	22,044,369	14,477,124	10,092,792	4,774,239			51,388,524
Acquisition of controlling interest in investee (c)				1,022,102			1,022,102
Construction revenue	764,804	519,125	116,786	135,125			1,535,840
Financial revenue	1,831,758	1,252,513	799,995	623,172			4,507,438
Adjustment for inflation	2,406,815	1,669,778	1,036,480	326,115			5,439,188
Regulatory remeasurements - Transmission	1,364,564	2,942,521	312,819	238,840			4,858,744
Write-offs and Transfers (d)			(241,241)	(53,240)			(294,481)
Amortization	(3.917.892)	(2.732.905)	(1,510,376)	(781,214)			(8,942,387)
Balance on December 31, 2021	24,494,418	18,128,156	10,607,255	6,285,139			59,514,968

(a) Eletrosul was merged into CGTEE, which changed its trade name to CGT Eletrosul in 2020;
(b) The controlled company Eletronorte acquired the shares of Amazonas GT in 2020, later in July 2021 the merger occurred;
(c) In 2021, the acquisition 100% of TSLE control by CGT Eletrosul ; and
(d) The write-off refers mainly to the termination of the transmission concession agreement of the merged company Amazonas GT, which was compensated at BRL 239,300.

In 2020, through ratification resolution No. 2725/2021, ANEEL established the new RAPs for the 2020-2021 cycle, including the revenues corresponding to the Periodic Tariff Review – RTP of 21 concessions of the Company. Accordingly, taking into consideration the new annual revenues allowed for agreements subject to RTP, the Company measured and recorded the effects from such review at BRL 4,228,338 thousand in operating revenues for the year 2020.

In 2021, the contractual transmission assets increased significantly, mainly due to the increase in financial revenue, driven by the rise in inflation rates, in the increase in construction income in the period and in the remeasurement of the concession assets regarding RBSE:

The rise in construction revenue in 2021 is mainly due to the re-estimates of the evolution of performance of the transmission ventures in progress and to the authorizations by ANEEL, performed during the period, of RAPs for completed transmission ventures.

The variation of the RBSE-related assets was basically due to the following:

Reprofiling of the financial component of RBSE, approved by ANEEL in April 2021. The decision caused a decrease in the payment curve of amounts pertaining to the periodic review of RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles, and an increase in the payment flow for post-2023 cycles, postponing such installments until the 2027/2028 cycle, however preserving the yield for the cost of equity – Ke to RBSE;

Complementary recognition of the cost of equity – Ke. In 2020, ANEEL ratified only the correction in accordance with the IPCA index of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE preliminary injunction. In the 2021/2022 cycle, in response to a request from the Transmission Companies, ANEEL recognized, in addition to the adjustment based on the IPCA index, the yield of this amount by Ke; and

Completion of the inspection on the report of appraisal of the Regulatory Remuneration Base – BRR of Chesf's Agreement No. 061/2001. With that, the final amounts of the Periodic Review for the 2018/2023 cycle of the RAP (Annual Allowed Income) were ratified, upon the publication of Resolution for Ratification No. 2,935/2021.
The undiscounted Flow of the receipt of RBSE before and after the reprofiling, the complementary recognition of KE, and the inspection by Chesf:

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
21-22	596,864	2,878,312	1,377,853	4,454,977	9,308,006
22-23	596,864	2,878,312	1,377,853	4,454,977	9,308,006
23-24	371,405	1,435,953	886,948	3,346,026	6,040,332
24-25	371,405	1,435,953	886,948	3,346,026	6,040,332
25-26	58,220	-	217,539	1,037,805	1,313,564
26-27	58,220	-	217,539	1,037,805	1,313,564
27-28	58,220	-	217,539	1,037,805	1,313,564
Total	2,111,198	8,628,530	5,182,219	18,715,421	34,637,368

The undiscounted Flow of the receipt of RBSE after the reprofiling, the complementary recognition of KE, and the inspection by Chesf:

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
21-22	348,483	1,730,040	840,549	2,590,286	5,509,358
22-23	402,467	1,976,338	955,493	2,984,048	6,318,346
23-24	429,533	2,301,922	1,010,851	3,770,926	7,513,232
24-25	429,533	2,301,922	1,010,851	3,770,926	7,513,232
25-26	429,533	2,301,922	1,010,851	3,770,926	7,513,232
26-27	429,533	2,301,922	1,010,851	3,770,926	7,513,232
27-28	429,533	2,301,922	1,010,851	3,770,926	7,513,232
Total	2,898,615	15,215,988	6,850,297	24,428,964	49,393,864

The changes in RBSE's flows of receivables impacted the company's results by BRL 4,858,744 thousand.

In addition to RBSE figures, ANEEL, in July 2021, through Resolution No. 2895/2021, approved the values of RAPs for the 2021/2022 cycle:

Eletrobras Companies	Approved RAP's
Chesf	1,675,244

CGT Eletrosul	877,862
Eletronorte	1,311,073
Furnas	1,800,862
Total	5,665,041

Financial Assets and Liabilities

The Company has concession agreements and authorizations in the generation segment executed with the Granting Authority (Federal Government) for periods ranging between 20 years and 35 years, and all contracts have similarities in terms of rights and obligations of the concessionaire and the granting authority.

	CONSOLIDATED	
	12/31/2021	12/31/2020
Noncurrent Assets		
Indemnifiable Generation Concessions (a)	2,172,162	2,096,717
Itaipu (b) Financial Asset	428,865	1,103,034
Total Financial Assets	2,601,027	3,199,751
Current Liabilities		
Financial Liabilities Itaipu (b)	(578,626)	(647,214)
Total Financial Liabilities	(578,626)	(647,214)

Generation Indemnifiable Concessions

In July/2021, ANEEL established the criteria and procedures to calculate the indemnification of the investments in reversible goods not amortized or not depreciated from concessions, whether extended or not, pursuant to Act No. 12,783/2013. It was also decided by the 25th Ordinary Public Meeting of the Board of 2021 held on July 13, 2021 to amend the text of REN 596/2013. In this context, the hydropower plants exploitations by subsidiaries contemplated in the analysis to receive complementary indemnification are:

Chesf: Xingó, Paulo Afonso I, II, III and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil, with a total installed capacity of 9,208,5 MW.
Furnas: Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Marimbondo and Porto Colômbia, with total installed power of 4,617 MW; and
Eletronorte: Coaracy Nunes, with an installed power of 78 MW.

The Company clarifies that previously disclosed amounts shall be recalculated in light of the new conditions set out by the revision of Normative Resolution 596/2013, as amended by Normative Resolution 942/2021 of July 13th, 2021. Thus, the process to assess supporting documentation has started to be performed by ANEEL with a view to approving the actual amounts of the generation compensations with a term 365 days after issuance of Normative Resolution No. 942/2021. The company's claims for indemnities exceed the amounts currently recorded in the accounts.

It is worth noting that the hydroelectric plants of the controlled companies included in the analysis for the receipt of the said supplemental compensation did not have their respective power (MW) audited.

Itaipu Financial Assets (Liabilities)

		CONSOLIDATED
	12/31/2021	12/31/2020
Current Assets / Liabilities		
Accounts Receivable	3,665,620	3,921,488
Right to Reimbursement	2,837,610	2,608,840
Power Suppliers - Itaipu	(3,213,830)	(3,314,717)
Reimbursement obligations	(3,868,026)	(3,862,825)

	(578,626)	(647,214)
Non-current Assets / Liabilities		
Accounts Receivable	406,085	656,177
Right to Reimbursement	306,339	1,891,004
Reimbursement obligations	(283,559)	(1,444,147)
	428,865	1,103,034
Total	(149,761)	455,820

The effects of establishing the Itaipu financial assets are shown above and are detailed below:

Adjustment factor

The balances resulting from the adjustment factor of Itaipu Binacional, inserted in entries Financial Assets and Liabilities are shown in the table below:

	12/31/2021		12/31/2020	
	BRL	USD	BRL	USD
Regulatory assets - Current assets	2,837,610	508,487	2,608,839	502,018
Regulatory assets - Noncurrent assets	306,339	54,895	1,891,004	363,885
Total assets	3,143,949	563,382	4,499,843	365,903
Reimbursement obligation - Federal Government - Current liability	(2,162,803)	(387,564)	(1,639,568)	(315,502)
Reimbursement obligation - Federal Government - Noncurrent liability	(283,559)	(50,812)	(1,444,147)	(277,897)
Total liabilities	(2,446,362)	(438,376)	(3,083,715)	(593,399)
Net financial assets	697,587	125,006	1,416,128	272,504
Rate Applied	12/31/2021		12/31/2020	
USD	5.58		5.20	

Company's liabilities shall be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

These amounts will be realized upon inclusion thereof in the transfer rate to be adopted until 2023.

Trading of Electricity from Itaipu

The marketing transaction does not impact the Company's earnings, while pursuant to current regulations, a negative result represents an unconditional right to receipt, and if positive, an actual obligation.

On December 31, 2021, the activity presented a surplus of BRL 756,443 thousand (surplus of BRL 632,656 as of December 31, 2020), and the ensuing liability was considered as part of the financial liabilities entry.

Onerous Contracts

	CONSOLIDATED			
	Balance on 12/31/2020	Provisions	Reversal	Balance on 12/31/2021
Generation				
Jirau	129,672	51,145	(33,695)	147,122
Funil	225,727	54,800	-	280,527
CoaracyNunes	99,502	-	(88,470)	11,032
	454,901	105,945	(122,165)	438,681

Total	454,901	105,945	(122,165)	438,681

	CONSOLIDATED			
	Balance on 12/31/2019	Provisions	Reversal	Balance on 12/31/2020
Generation				
Jirau	39,160	124,871	(34,349)	129,672
Funil	222,881	13,925	(11,079)	225,727
CoaracyNunes	99,757	36,283	(36,538)	99,502
	361,788	175,079	(81,966)	454,901
Transmission				
LT Eunápolis -T. Freitas	4,059	-	(4,059)	-
	4,059	-	(4,059)	-
Total	365,847	175,079	(86,025)	454,901

	12/31/2021	12/31/2020
Current Liabilities	-	40,196
Noncurrent Liabilities	438,681	414,705
Total	438,681	454,901

Generation Scaling Factor – GSF

In September 2020, Law 14052/2020 was published, amending Law 13203/2015, and establishing new conditions for renegotiating the hydrological risk pertaining to the portion of costs incurred with GSF, incurred by the holders of hydropower plants participating in the Energy Relocation Mechanism – MRE since 2012, because of the water crisis' aggravation.

The purpose of the legal amendment was to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by: (i) generation ventures referred to as structuring plants, pertaining to the difference between the physical guarantee granted in the motorization phase and the effective aggregation values of each generating unit motorized to the National Interconnected System (SIN), (ii) restrictions on the flow of energy from the structuring plants due to a delay in starting up or for starting up in unsatisfactory technical condition of the earmarked electricity transmission facilities, and (iii) thermoelectric generation exceeding that by order of merit and import of electricity without physical guarantee. Said compensation shall be given upon the extension of the grant, limited to 7 years, with no immediate effect on the Company's cash, calculated based on the figures of the parameters applied by ANEEL.

Plant's Name	Extension term of grant in days	Company
Governador Jayme Canet Junior (Former MAUÁ)	1789	CGT Eletrosul
Passo São João	1740	CGT Eletrosul
Barra do Rio Chapéu	1461	CGT Eletrosul
João Borges	1362	CGT Eletrosul
São Domingos	610	CGT Eletrosul
Sobradinho	2555	Chesf
Curemas	446	Chesf
Luiz Gonzaga (Itaparica)	126	Chesf
Xingó	126	Chesf
Boa Esperança (Castelo Branco)	122	Chesf
Complex Paulo Afonso / Moxotó (HPP's Apolônio Sales (Moxotó), Paulo Afonso I, Paulo Afonso II, Paulo Afonso III and Paulo Afonso IV.	120	Chesf
Funil (Chesf)	44	Chesf
Curuá-Una	2313	Eletronorte
Samuel	1042	Eletronorte
Tucuruí	518	Eletronorte
Itumbiara	2555	Furnas
Serra da Mesa	2048	Furnas
Manso	943	Furnas
Simplício	867	Furnas
Batalha (Former Paulista)	603	Furnas
Marechal Mascarenhas de Moraes (Former Peixoto)	366	Furnas
Funil (Furnas), Marimbondo	37	Furnas
Corumbá I, Estreito (LC Barreto de Carvalho), Porto Colômbia	34	Furnas
Furnas	33	Furnas

ANEEL, through resolutions no. 2,919/2021 and No. 2,932/2021, approved the extension of the concessions of hydroelectric plants/complexes. The above relationship demonstrates the hydroelectric plants/complexes of the controlled companies (Chesf, CGT Eletrosul, Eletronorte and Furnas) with the right to the extension of the concession.

To be eligible for the offsets provided for in Act No. 14,052/2020, holders of hydroelectric plants participating in the MRE should: (i) withdraw from the lawsuit whose subject matter is the exemption or mitigation of hydrological risks pertaining to the MRE, (ii) waive any claim for rights upon which the action is based, and (iii) not have renegotiated the hydrological risk for the respective portion of energy.

The Eletrobra's Management approved the renegotiation of the hydrological risk and formalized the withdrawal, by its controlled company Chesf, from the lawsuits aimed at the exemption or mitigation of hydrological risks relating to MRE. The other controlled companies did not have any lawsuits.

The amounts stated by the Energy Trading Chamber (CCEE), which provided grounds for the extensions of grants, were accounted for in accordance with the provisions contained in CPC 04(R1) /IAS 38 - Intangible Assets, together with CPC 07/IAS 20 - Government Grant and Assistance, measured at fair value, based on the parameters established by ANEEL regulations, considering the future flows expected in this new concession period, as well as the amounts of the offsets calculated by CCEE.

Subsidiaries	Calculation of CCEE Financial Impact
Eletronorte	3,029,305
Furnas	1.433,611
Chesf	628,674
CGT Eletrosul	81,592
	5,173,182
Loss	(907,293)

Total	4,265,889

Due to the withdrawal of the judicial proceedings in which he had in his favor an injunction that guaranteed him the neutrality of the effects of the apportionment of injunctions of other agents and the effects of the GSF, when less than 95%, in the accounts in the Short-Term Market, the subsidiary Chesf made, on August 5, 2021, the payment of BRL 1,419,935 thousand, amounts retained in the CCEE. Such payment did not impact the 2021 result, as credits and debts with CCEE were recognized in the Company's accounts.

With the exception of chesf's payment, the renegotiation of hydrological risk did not bring immediate impacts to the Company's cash flow. The costs with the GSF, which generated the grant extensions, occurred in past periods and the economic benefits earned will flow to the cash during the extension of the concession period.

Electricity Market

According to the Brazilian Energy Research Company (EPE), electricity consumption reached 500,209 GWh by December 2021, a decrease of 5.2% p.a. vis-à-vis 2020. The highlight was the industrial sector, which grew by 9.2%, reaching 181,619 GWh in 2021 compared to 166,333 GWh in 2020.

Itaipu

Itaipu, one of the biggest hydroelectric power plants in the world, is held by Brazil and Paraguay jointly, and was created under a treaty between both countries, which also regulates its terms of operation.

According to the treaty that created the Itaipu, Eletrobras is obligated to market not only the 50% of the energy produced that belongs to Brazil, but also part of the energy destined to Paraguay that is not used. Due to the treaty, Eletrobras markets about 95% of the electricity produced by Itaipu. Articles 7 and 8 of Act no. 5899, of July 5, 1973, establish the standards used by the distribution companies to calculate the amount of energy acquired from Itaipu.

Despite Itaipu producing a large amount of electrical energy, the Itaipu treaty requires that the sale of energy produced by Itaipu be done not for profit, that is, without net effects on the results of Eletrobras.

In order to meet this requirement, the profit from the sale of Itaipu energy is credited in subsequent periods to the energy accounts of residential and rural consumers through the National Interconnected System (which leads to a decree in Eletrobras' revenues from the sale of energy), and losses are taken into consideration by ANEEL when calculating electricity tariffs in subsequent periods.

Thus, the marketing of electrical energy from Itaipu should not generate relevant impacts on the Financial Statements of Eletrobras. Eletrobras does not consolidate the results from Itaipu.

However, Eletrobras is also entitled to income from financing contracts entered into with Itaipu Binacional. These receivables are an important source of income for Eletrobras and will be amortized until 2023.

In compliance with Federal Law 11480/2007, of 2007, the adjustment factor was eliminated, calculated based on the consumer price indices (CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company having its revenue flow maintenance secured, providing that Decree No. 6265/2007 was issued stating that a factor equivalent to the previous

adjustment factor would be transferred to power distributors on a yearly basis. As a result of this, Decree No. 6.265/2007 created an asset for the part of the annual differential ascertained equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate adopted by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to as "Itaipu Financial Asset."

The values relating to the annual adjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and Energy and will be realized through their inclusion in the transfer rate to be used until 2023.

The balance resulting from the adjustment factor of Itaipu Binacional is detailed in section 10.1 (a) – Itaipu Financial Assets.

Exchange Rate Charges

This risk arises from the possibility of the Company having their economic and financial statements affected by exchange rate fluctuations. The Company is exposed to financial risks that cause volatility in its results and its cash flow. The Company has exposure between assets and liabilities indexed in foreign currency, especially to US dollars.

The Company adopts a Financial Hedge Policy intended to monitor and mitigate the exposure to market variables that could impact Eletrobras and its controlled companies' assets and liabilities, thus reducing the effects of undesirable fluctuations in these variables in their financial statements.

The purpose of said policy, therefore, is for the Company's results to accurately reflect their actual operating performance, and for their projected cash flow to be less volatile.

Taking into account the different ways of hedging the mismatches presented by the Company, the Policy states a scale of priorities, privileging structural solutions, and, only for residual cases, the adoption of operations with derivative financial instruments.

When operations with financial derivatives are performed, they are not allowed to constitute financial leveraging or operation of concession of credit to third parties.

Below is the composition of the balances in foreign currency:

		12/31/2021		12/31/2020	
		Foreign currency	BRL	Foreign currency	BRL
USD	Loans and financing	(1,439,182)	(8,031,354)	(2,145,138)	(11,147,641)
	Loans granted	123,445	688,883	808,296	4,200,471
	Financial Asset - Itaipu	125,006	697,587	272,504	1,416,128
	Impact on the result	(1,190,731)	(6,644,884)	(1,064,338)	(5,531,042)
EURO	Loans and financing	(45,592)	(288,187)	(48,770)	(311,052)
	Impact on the result	(45,592)	(288,187)	(48,770)	(311,052)

Impairment

Technical Pronouncement CPC 01/IAS 36 - Reduction to the recoverable value of assets, determines that an asset must be recorded by amount that does not exceed the amount to be recovered by the use or sale of that asset.

The Pronouncement defines recoverable value as the highest value between the net fair value of the sale expenses of an asset or cash-generating unit and its Value in Use. Fair Value, in accordance with CPC 46/IFRS 13 – Fair Value Measurement, is the price that would be received by the sale of an asset or that would be paid for the transfer of a liability in an unforced transaction between market participants on the measurement date. The Value in Use, according to CPC 01/IAS 36 itself, is the present value of expected future cash flows that must come from an asset or cash

generating unit. The value in use, as its name suggests, represents the value expected by the company (internal view) resulting from the performance of the asset throughout its useful life. The fair value corresponds to the measurement of the amount to be received in the case of the sale of this asset (external view). The Company estimates the recoverable value of its fixed and intangible assets based on value in use, which is measured based on the present value of the estimated future cash flow.

The assumptions used consider the Eletrobras Management's best estimate of future trends in the electricity industry, and are based on both external sources of information and historical data from the cash-generating units.

The main assumptions defined below were considered:

Growth consistent with historical data and growth estimates for the Brazilian economy;
Discount rate per year, after taxes, specific for the segments tested: 4.70% for non-renewed generation, 4.68% for renewed generation, (6.11% for non-renewed generation, 6.14% for renewed generation in 2020), considering the weighted average cost of capital;
The discount rate per year, before taxes, for the tested corporate ventures ranges from 4.44% to 16.48%;
Revenues forecasted in accordance with the contracts, with no provision for extending the concession/authorization;
Expenses broken down per cash-generating unit, projected based on PDNG for 5 years and consistent with the plan for the other years, until the end of concessions and disregarding future renewals/extensions; and
The Company treated each of its projects as standalone cash-generating units.

Below are the impairment positions for the year:

	12/31/2021			12/31/2020		
	Generation	Management	Total	Generation	Management	Total
Fixed assets	6,963,605	-	6,963,605	7,565,468	-	7,565,468
Intangible assets	1,021	69,071	70,092	872	316,288	317,160
Total	6,964,626	69,071	7,033,697	7,566,340	316,288	7,882,628

The movements of provisions are as follows:

Generation

Cash Generating Unit	12/31/2020	Additions	Reversals	Write-offs	Transfers	12/31/2021
Angra 3 NPP	4,508,764	-	-	-	-	4,508,764
Candiota TPP	796,045	258,261	-	-	-	1,054,306
Santa Cruz TPP	402,769	-	(123,390)	-	-	279,379
Candiota Fase B (Phase B)	321,020	-	(15,242)	-	-	305,778
Batalha HPP	298,058	-	(149,105)	-	-	148,953
Casa Nova I	292,763	-	(35,184)	-	-	257,579
Livramento (a)	126,294	-	(422)	-	(125,872)	-
Eólico Pindaí Complex (Wind Farm)	100,428	-	(100,428)	-	-	-
Samuel HPP	98,804	-	(98,804)	-	-	-
Coaracy Nunes TPP	71,007	-	-	-	-	71,007

João Borges SHPP	42,103	-	(42,103)	-	-	-
Block 4 Mauá TPP	49,372	-	-	-	-	49,372
Aparecida Óleo TPP	46,258	-	-	-	-	46,258
Eólica Coxilha Seca	27,462	-	(26,198)	-	-	1,264
Block 1 Mauá TPP	41,040	-	-	-	-	41,040
Passo São João HPP	34,987	-	(34,987)	-	-	-
Casa Nova II	49,154	-	(49,154)	-	-	-
Rio Chapéu SHPP	32,752	-	(32,752)	-	-	-
Casa Nova III	25,730	-	(25,730)	-	-	-
Other	201,530	5,496	(5,664)	(436)	-	200,926
Total	7,566,340	263,757	(739,163)	(436)	(125,872)	6,964,626

(a) SPE Livramento was rated as an asset held for sale.

Cash Generating Unit	12/31/2019	Additions	Reversals	Write-offs	12/31/2020
Angra 3 NPP	4,508,764	-	-	-	4,508,764
Candiota TPP	184,629	611,416	-	-	796,045
Santa Cruz TPP	618,569	-	(215,800)	-	402,769
Candiota Fase B (Phase B)	342,114	-	(21,094)	-	321,020
Batalha HPP	376,680	-	(78,622)	-	298,058
Casa Nova I	345,893	-	(53,130)	-	292,763
Livramento	117,866	8,428	-	-	126,294
Eólico Pindaí I Complex	-	99.263	-	-	99,263
Samuel HPP	87,603	11,201	-	-	98,804
Coaracy Nunes TPP	71,007	-	-	-	71,007
Camaçari TPP	224,032	-	-	(224,032)	-
Block 4 Mauá TPP	49,372	-	-	-	49,372
Aparecida Óleo TPP	46,258	-	-	-	46,258
Block 1 Mauá TPP	41,040	-	-	-	41,040
Passo São João HPP	34,750	-	-	-	34,750
Casa Nova II	16,492	32,662	-	-	49,154
Santo Cristo SHPP	14,148	-	-	(14,148)	-
Casa Nova III	-	25,730	-	-	25,730
Other	283,639	21,610	-	-	305,249
Total	7,362,856	810,310	(368,646)	(238,180)	7,566,340

We highlight below the main impacts arising from the Company's impairment analysis in December 2021:

Angra 3 NPP

Act No. 14,120/21 established the general conditions for structuring venture Angra 3, ensuring the project a tariff that ensures its economic and financial feasibility, which is a relevant milestone for the completion of the project. Furthermore, CNPE Resolution No. 23/21 defined parameters for the calculation of the balance tariff by BNDES, among which the base date, June 30, 2020, and the actual cost of capital of 8.88% per year for invested capital yield.

In addition to the points above, in December 2021, Tractebel, a company contracted by BNDES to analyze the remaining Capex and schedule, in its preliminary report, still under analysis by Eletronuclear, pointed out an increase of approximately BRL 2.239.000 thousand of Capex compared to that considered in the impairment test for the year 2020, and its expected starting date was moved to November 2027.

Despite the significant advances above, to carry out the impairment test in December 2021, although all the parameters for calculating the project's break-even tariff are available, the tariff is not defined by the Company, being the responsibility of CNPE, therefore, tariff approval is still pending, which is extremely relevant for the project's structuring.

The reason for maintaining the provisioned balance for impairment amounting to BRL 4,508,764 thousand substantially results from the lack of approval of the project's tariff.

Throughout 2021, activities relating to the critical path of the work were performed, chiefly the selection of suppliers to resume the civil works, as well as the contributions of resources by Eletrobras in the subsidiary Eletronuclear BRL 2,447,464 thousand.

In February 2022, the Company signed a service agreement that allows for the resumption of works on the Angra 3 Nuclear Power Plant, within the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matricial and ADtranz. Among the main measures included in the Plan is the completion of the concrete superstructure of the Angra 3 reactor building.

UTE Candiota III

Reduction in the recoverable amount of cash-generating unit Candiota Plant, in the amount of BRL 276,235, due to the non-marketing of an extra physical assurance in the short-term market.

Reduction in the discount rate

Reduction in the weighted average cost of capital (WACC) impacted both by the lower cost of third-party capital and equity. As for the cost of third-party capital, its reduction is substantially explained by the decrease in the rates that index the Company's debts, such as CDI, SELIC and TJLP, as concerning the cost of equity, the reduction is explained by the updating of the country risk.

Management

Intangible - Management	12/31/2020	Write-offs	Reversals	Transfer	12/31/2021
Premium on Future proceeds - Livramento (a)	233,989	-	(40,278)	(193,711)	-
Other	82,299	(13,228)	-	-	69,071
Total	316,288	(13,228)	(40,278)	(193,711)	69,071

(a) SPE Livramento was rated as an asset held for sale.

Cash-Generating Units – UGCs that hold no provision for impairment

UGCs without an impairment has a recoverable amount greater than the carrying amount of fixed asset. In addition, the Company carried out a sensitivity analysis, increasing the discount rate by 5% and 10%, to assess the risk of impairment for each UGC. Only CGT Eletrosul's João Borges SHP had an impairment risk of BRL 307 thousand for the +5% variation of the rate and BRL 2,032 thousand for the +10% variation.

b) changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes, and introduction of new goods and services

The devaluation of the Brazilian Reais against the US Dollar and the fact that Eletrobras holds a significant portion of its receivables pegged to foreign currencies, mainly the US dollar, negatively impacted the revenue from exchange rate changes, and resulted in a loss amounting to BRL 404 million for the year ending on December 31, 2021 compared to a loss of BRL 544 million in the year ended December 31, 2020, vis-à-via a gain of BRL 35 million in 2019, arising from exchange rate change.

With regard to inflation adjustments stemming from internal price levels, in the year ended December 31, 2019, Eletrobras posted a gain of BRL 417 million. On December 31, 2020, Eletrobras ascertained earnings of BRL 283 million. While on December 31, 2021, Eletrobras recorded a loss of 162 million.

c) the impact of inflation, the price variation of the main inputs and products, the exchange rate and the interest rate on Eletrobras' operating results and financial result, when relevant

Inflation and Interest Rate

The financial situation and result of Eletrobras operations are impacted by inflation and by variances in the exchange rate.

Most of the costs and expenses of Eletrobras are denominated in Brazilian Reais and pegged to inflation measurement Indices, such as the General Market Price Index (IGP-M), the National Consumer Price Index (INPC), and IPCA, or is adjusted according to the change ascertained in foreign exchange rates.

In Brazil, employee salaries are generally adjusted annually, based on collective bargaining agreements between the unions they belong to and employers, which usually use the IPCA as a parameter for their negotiations.

As of December 31, 2021, the composition of debt was presented as follows:

	12/31/2021		12/31/2020		12/31/2019	
(in BRL thousand)	**Balance**	**AV%**	**Balance**	**AV%**	**Balance**	**AV%**
Foreign Currency						
USD not indexed	7,609,858	17.29%	10,533,310	22.41%	7,571,970	15.81%
USD with LIBOR	421,496	0.96%	614,331	1.31%	799,128	1.67%
EURO	288,187	0.65%	311,052	0.66%	235,353	0.49%
Subtotal	**8,319,541**	**18.90%**	**11,458,693**	**24.38%**	**8,606,451**	**17.97%**
National Currency						
CDI	13,219,492	30.03%	12,947,667	27.55%	9,148,959	19.10%
IPCA	4,885,610	11.10%	2,753,015	5.86%	1,055,756	2.20%
TJLP	5,168,140	11.74%	5,260,994	11.19%	6,430,589	13.43%
SELIC	5,583,969	12.69%	7,094,597	15.09%	8,594,909	13.43%
Other	-	0.00%	-	0.00%	6,793,696	17.94%
Subtotal	**28,857,211**	**65.56%**	**28,056,273**	**59.69%**	**32,023,910**	**14.18%**
Not Indexed	6,838,893	15.54%	7,487,068	15.93%	7,269,279	15.18%
Total	**44,015,645**	**100.00%**	**47,002,033**	**100.00%**	**47,899,641**	**15.18%**

Price variation of the main inputs and products

The main feedstock of Eletrobras includes energy purchased for resale and fuel for the production of electric energy.

The energy purchased for resale by Eletrobras was BRL 4,260 million in the year ended December 31, 2021 compared to BRL 2,400 million in the accounting year ended December 31, 2020, an increase in expenses of 77.47%.

In turn, the expense with fuel for production of power accounted for BRL 2,092 million in the year ending on December 31, 2020, compared to BRL 2,338 million in the year ending on December 31, 2021, a decrease by 11.76%.

10.3 – Events with relevant effects, occurring and estimated, in the financial statements

a) introduction or disposal of operating segment

There was no introduction or disposal of operating segments in the accounting years ended in 2021 and 2020.

The Company held auctions for the sale of their then subsidiaries in the distribution segment over 2018. The distribution companies Companhia Energética de Alagoas - CEAL and Amazonas Energia S.A had their controls transferred on March 18, 2019, and April 10, 2019, respectively.

As these companies accounted for all operations in the distribution segment, the transactions of this segment started being presented as discontinued operations.

Below are the result and cash flows of the discontinued operations in the year ended December 31, 2019, with information from CEAL and Amazonas Energia S.A.

- Result from discontinued operations:

	Consolidated
	12/31/2019
Net Operating Revenue	1,648,758
Operating Costs	(1,540,551)
Operational Expenses	(2,461,635)
Operating income before financial result	(2,353,428)
Net Financial Income	(337,401)
Effect on the sale of subsidiary	6,118,816
Operational Income before taxes	3,427,987
Expense with Income Tax and Social Contribution	(143,012)
Profit from Discontinued Operations	3,284,975

- Effects of Cash Flow Statement

	Consolidated
	12/31/2019
Operating Activities	
Net cash from operating activities	(379,997)
Net cash from financing activities	414,724
Net cash from investment activities	6,337
Net cash generated by discontinued operations	**41,064**

b) book, purchase, or sale of shareholding interest

Sale of Norte Brasil Transmissora de Energia S.A. – NBTE

In September 2021, the tag along sale operation of NBTE's shares was completed by controlled company Eletronorte to Leovac Participações S.A. - Leovac (which belongs to the Ontario Teachers' Pension Plan Board - OTPP). Such tag along sale was started after Leovac purchased 100% of the shares of Evoltz Participações S/A, the latter, owner of 51% of NBTE's shares. For the sale, Eletronorte was paid the amount of BRL 740,382.

Movement of SPEs in 2021

Description	No. of SPEs	Owner	Movement	Event Date
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	1	Eletronorte	Sale	09/23/2021

c) **unusual events or operations**

Capitalization of Eletrobras

Enacted in February 2021, Provisional Presidential Decree No. 1031/2021 allowed for the beginning of studies on Eletrobras' return to private sector modeling by BNDES – the Brazilian Development Bank and added some changes in regards to Eletrobras' Return to Private Sector Bill No. 5877/2019.

Decree No. 10,670/2021, which provides for Eletrobras' qualification within the scope of the Investment Partnership Program – PPI and its inclusion in the National Privatization Program – PND, to start the studies required to structure the Company's capitalization process, was enacted in April 2021.

Special Reserve

The payment of a total amount of BRL 2,291,889 thousand, as interim dividends, owing to the reversal of the entire balance of the Special Reserve of Retained Dividends, was resolved in January 2021.

Approval to pay Dividends

In April 2021 payment of dividends was approved in the amount of BRL 1,507,139 thousand to shareholders of the Company holding preferred class "A" and class "B" shares and common shares. The Company paid dividends for the year 2020 in August 2021.

Issuance of Debentures - Eletrobras

In April 2021, the 3rd issuance of simple unsecured debentures not convertible into shares, in 2 series, for public distribution with restricted efforts, was settled and closed in the total sum of BRL 2,700,000 thousand on the date of issuance.

Merger of Amazonas GT by Eletronorte

In July 2021, Amazonas Geração e Transmissão S.A. – Amazonas GT was merged into controlled company Centrais Elétricas do Norte do Brasil S.A. – Eletronorte. Said operation is in line with the 2021-2025 Business and Management Steering Plan – 2021-2025 PDNG.

Cognovit Instrument

In July 2021, controlled company Eletronorte entered into a Cognovit Instrument – ICD with Amazonas Energia intended to renegotiate Amazonas Energia's debt with Eletronorte (absorbing company of Amazonas GT), concerning the invoices of Operation, Maintenance, and Power pertaining to agreements with Independent Power Producers – PIE's, payable from November/2020 to July/2021. The agreed amount was BRL 808,750 thousand with an amortization period of 60 months. This is the 4th Cognovit Instrument with Amazonas Energia, the first three being previously agreed upon by Amazonas GT (merged by Eletronorte), totaling BRL 2,313,216 thousand.

Furnas Fund-Raising

In July/2021, the Company raised funds in the amount of BRL 1,600,000 thousand, through their subsidiary Furnas, through 4 operations with the following institutions: (i) Banco da Amazônia – BASA in the amount of BRL 200,000 thousand and a payment period of 5 years; (ii) Banco Itaú in the amount of BRL 500,000 thousand and a payment period of 5 years; (iii) Banco do Brasil in the amount of BRL 600,000 thousand and a payment period of 7 years and (iv) Banco Bradesco in the amount of BRL 300,000 thousand and a payment period of 7 years.

Resources obtained by means of the ope such fundings are intended to pay the most onerous debts currently found in the balance of the company and to comply with the investments program for the 2021/2022 biennium.

Renegotiation of the hydrological risk – GSF

In August 2021, ANEEL performed the partial ratification of the deadlines for extending the concession of the Energy Relocation Mechanism (MRE) plants. In the list resulting from the partial ratification implemented in ANEEL's resolution, there are 17 hydroelectric plants/complexes belonging to the Eletrobras companies entitled to extension of the concession based on REN No. 895/2020, out of a total of 27 hydroelectric plants/complexes. In September 2021, through Resolution No. 2,932, ANEEL ratified the extension of the concessions for the hydroelectric plants/complexes affected by REN No. 930/2021. Company Management approved the renegotiation of the hydrological risk and formalized the withdrawal of lawsuits which subject matter is the exemption or mitigation of hydrological risks related to the MRE.

Issuance of Debentures – CGT Eletrosul

In September 2021, CGT Eletrosul raised funds through the third issuance of simple unsecured debentures not convertible into shares, in 2 series, totaling BRL 400,000 thousand on the date of issuance.

Reprofiling of RBSE

September 2021 saw the accounting of the reprofiling of the financial component of the Existing System Basic Network - RBSE. ANEEL's decision caused a decrease in the payment curve of amounts pertaining to the periodic review of the Annual Allowed Incomes – RAP's associated with transmission facilities for the 2021/2022 and 2022/2023 cycles, and an increase in the payment flow for post-2023 cycles, postponing such installments until the 2027/2028 cycle, however preserving the yield for the cost of equity – Ke.

Annual Allowed Income – RAP

In September 2021, ANEEL completed the inspection on the report of appraisal of the Regulatory Remuneration Base – BRR of Chesf's Agreement No. 061/2001. With that, the final amounts of the Periodic Review for the 2018/2023 RAP cycle were ratified. With the changes in BRR, Chesf's

reviewed RAP in this agreement, on the base date of June 2018, was changed to BRL 2,900,000 thousand and the Adjustment Portion – PA relative to the review was changed to BRL 240,200 thousand, to be effective by the 2022/2023 cycle, duly adjusted.

Inspection and process of CCC benefits

In September 2021, ANEEL approved the final result of the inspection and monthly reprocessing of the benefits of CCC – Fuel Consumption Account which were underpaid to Eletronorte (from July 30, 2009 to June 30, 2016) and paid to Energisa Rondonia - Distribuidora de Energia S.A., Energisa Acre – Distribuidora de Energia S.A., and Roraima Energia S.A. (from July/2016 to April/2017). With figures updated pursuant to IPCA index for August 2021, Eletrobras will receive, from CCC, the amount of BRL 2,665,077 thousand, and Eletronorte, the amount of BRL 116,273 thousand, both in 60 monthly installments updated pursuant to IPCA index, with initial payment provided for in the 2022 CDE budget.

Compulsory Loan

In November 2021, the Company reviewed its risk rating criteria and assumptions and also its estimates pertaining to the compulsory loan processes. Thus, based on recent rulings, especially that of the 2nd Panel of the Superior Court of Justice (STJ), from June 22nd, 2021, in the Internal Appeal in Special Appeal No. 1.734.115/PR and on the recent ratifications of unfavorable reports in the accounting period for 2021. Consequently, in the third quarter of 2021, a provision net of reversal amounting to BRL 9,058,729 thousand, relative to the compulsory loan processes, was recognized.

Compulsory Loan - Decoradora Roma Case

In November/2021, there was the judgment between the Company and counterparty Decoradora Roma, which addressed the Motion for Clarification in Appeal Against a Divergent Decision in Interlocutory Appeal in Special Appeal No. 790,288/PR, by the 1st Section of the STJ, related to the criteria for the incidence of compensatory interest on the difference in adjustment for inflation levied upon the credits owed by the Company as a compulsory loan on electricity, following the date of the meeting for conversion of such credits into preferred shares of Eletrobras. The ruling accepted said motions with modificatory effects, to dismiss the appeal against a divergent decision of counterparty Decoradora Roma Ltda.

10.4 –Officers' Comments on:

a) significant changes in accounting practices

<u>Accounting year ending on December 31, 2021</u>

The Company has not identified impacts regarding the application of the changes and new interpretations to IFRSs and CPCs issued by IASB and CPC.

<u>Financial Year Ending as of December 31, 2020</u>

The Company did not identify impacts on the application of changes and new interpretations to IFRSs and CPCs issued by IASB and CPC in the year ended December 31, 2020.

<u>Financial year ending as of December 31, 2019</u>

The Company applied changes and new interpretations to IFRSs and CPCs issued by IASB and CPC, respectively, which became mandatory as of January 1, 2019. The impact of adopting new standards and interpretations, as well as the new accounting policies is disclosed below:

CPC 06 (R2)/ IFRS 16 – Leases

The Company applied, on January 1, 2019, CPC 06 (R2)/IFRS 16 - Leases, which establishes the principles for the recognition, measurement, statement and disclosure of leasing operations and requires lessees to account for all leases under a single balance sheet model, similar to the accounting of financial leases hitherto applied in accordance with CPC 06 (R1)/IAS 17.

On the starting date of a lease, the lessee recognizes a liability representing the obligation to make the payments (a lease liability) and an asset representing the right to use the subject asset during the lease term (a right of use asset). Lessees should recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

In this context, the lease agreements have an impact on the Company's financial statements, as follows: (i) recognition of rights-of-use assets and lease liabilities in the consolidated balance sheet, initially measured at the present value of the minimum payments lease futures; (ii) recognition of depreciation expenses of rights-of-use assets and interest expense on lease liabilities in the consolidated statement of income; (iii) separation of the total amount of cash paid in these operations between principal (presented within financing activities) and interest (presented in operating activities) in the consolidated statement of cash flows.

The Company has chosen the modified retrospective approach, applying the effects of the initial adoption of the standard as adjustments to the opening balance of retained earnings on January 1, 2019 without restatement of the information comparatives. Thus, all comparative balances are presented according to the rules in force until 2018.

The Company has adopted practical procedures that allow non-application of the new standard for contracts that were not previously classified as a lease in accordance with the former standard, as well as for lease contracts previously classified as operating leases (in accordance with the previous standard), assets and liabilities were recognized at the date of initial application in accordance with CPC 06 (R2)/IFRS 16, adopting the following initial measurement criteria:

- Lease liability: Lease liability was measured at the present value of the remaining lease payments, discounted by the incremental rate on the lessee's loans, at the date of initial application; and

- Right-of-use asset: measurement of asset on the right to use at the amount equivalent to the lease liability adjusted by the amount of any prepaid or accumulated lease payments related to that lease that was recognized in the balance sheet immediately before the date of the initial application.

The main leases identified correspond to real estate, land, equipment, and vehicles. The lease term evaluated for recognition of the lease corresponds to the non-terminable period, and most contracts do not offer renewal options.

In addition to those mentioned above, the Company used the following practical files for transition to new requirements:

- Use of late perception to determine the term of the lease, in those cases where the contract contains options of extension or termination;

- Exclusion of initial direct costs from the measurement of the initial balance of the right-of-use asset;

- There was no recognition of the lease liability of those contracts with a closing period within the 12-month period beginning on January 1, 2019 (date of the initial application of the new standard), as well as for low-value assets. Low-priced lease agreements refer to assets with an amount equal to or less than BRL 50000.00 (Fifty Thousand Brazilian Reais). These include, in particular, lease contracts for printers and computers and other equipment; and

- Use of a single discount rate for each portfolio of leases with fairly similar characteristics. In this sense, the incremental loan rate, measured on January 1, 2019, was applied to each of the leased asset portfolios. Through this methodology, the Company obtained the specific rates that cover the remaining term of each contract, between 1 and 13 years. The weighted average rate for contracts measured in accordance with IFRS 16/CPC 06 (R2) was 8.82%.

The table below shows the rates charged, vis-à-vis the terms of the contracts, as required by CPC 12:

Contracted Deadlines	**% Rate p.a.**
1 year	9.15%
2 years	8.81%
3 years	9.34%
5 years	10.00%
7 years	10.44%
10 years	10.90%
20 years	11.80%
30 years	12.33%

The following table shows the impacts of the initial adoption of CPC 06 (R2)/IFRS 16 in the interim accounting information, as of January 1, 2019:

Initial Adoption as of 01/01/2019		
	Assets	Liabilities
Right-of-use asset	340,225	-
Lease liability	-	340,225

Additionally, the table below summarizes the amounts recognized as a result of the adoption of this new accounting pronouncement to the statements of income and of cash flows for the year ended December 31, 2019:

	12/31/2019
Income Statement for the Year	

Depreciation and Amortization	81,177
Financial Expenses	19,125
	12/31/2019
Cash Flow Statements	
Adjustments to reconcile profit with cash generated by operations:	
Depreciation and Amortization	81,177
Charges - Leasing	21,781
Financing Activities	

b) significant effects of changes in accounting practices

Eletrobras, as a result of the guidelines of Circular Letter No. CVM/SNC/SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets - RBSE, until then classified as financial assets, which started being treated as agreement assets under CPC 47 - Revenue from Contracts with Customers. As a result, to maintain the same comparative basis, the Company submitted once more the balances of such assets as agreement assets. The accrued reflexes of the twelve months of 2019 and 2020 resulting from this re-submission are in the balance sheet, in the income statement, cash flow statement, statement of comprehensive income and statement of added value, as provided for in CPC 23/IAS 8 – Accounting Policies, Changes in Estimates and Error Correction, pursuant to Note 4.4 to the 2020 Consolidated Financial Statements.

c) caveats and emphasis present in auditor's report

Fiscal year ended December 31, 2021:

Emphasis

Operational situation of jointly controlled companies As mentioned in Notes 20.3 and 20.7 to the Company's individual and consolidated financial statements, jointly controlled Madeira Energia S.A., Norte Energia S.A., Teles Pires Participações S.A., Enerpeixe S.A. and Energia Sustentável do Brasil S.A.. excess liabilities on current assets as of December 31, 2021. The circumstances of the subsidiaries together demonstrate the need to maintain financial support by third parties, the Company and/or other shareholders, with specific circumstances in which the obligations of the partners established in shareholder agreements are provided. The opinion of the auditors is not in the light of this matter.

The company monitors the Specific Purpose Companies ("SPES") of which it has a stake, especially those that have the situation described above in such a way, and some of the Spes listed above are in the situation described above for more than one social activity.

The Company seeks through its minority participation in these projects to improve their performance together with the other partners.

Financial Year Ending as of December 31, 2020:
Operating status of controlled companies and jointly-controlled companies, as mentioned in Notes 20.3 and 20.6 to the individual and consolidated Financial Statements, the controlled companies Eletrobras Termonuclear S.A. (Eletronuclear) and Amazonas Geração e Transmissão S.A. (Amazonas GT) and affiliates Madeira Energia S.A., Norte Energia S.A., Enerpeixe S.A., Teles Pires Participações S.A. and Chapecoense Geração S.A. posted relevant excess liabilities over current assets on December 31, 2020. The circumstances of subsidiaries and jointly-controlled ventures prove the need to maintain financial support by third-parties, the Company and/or other shareholders. Our opinion is not limited to this matter.

Eletronuclear is currently in the process of resuming the works on the Angra 3 plant, and in the accounting year ended December 31, 2020, Eletrobras made important contributions to that company in the amount of BRL 1052 million and BRL 2,447 million for 2020 and 2021 respectively. To enable the completion of the project by an international call for tenders, in keeping with the model proposed by BNDES and approved by CPPI, with breakdown of financial and engineering risks.

It should also be noted that on February 4, 2021, Law 14120/21 ("Law") was enacted to convert provisional Presidential Decree No. 998. Among other measures, the Law allows the review of the contracting price of energy to be generated by the Angra 3 Thermonuclear Plant ("Angra 3 NPP") and establishes a legal framework for several issues pertaining to the enterprise, providing legal certainty so that it can be invest in the resumption of the plant. The reference price for energy from UTN Angra 3 will be adjusted by the Brazilian Development Bank – BNDES, which has already been working on the financial and contractual restructuring of the project, and will take into account the maintenance of the project's economic and financial feasibility, the taking out of a financing under market conditions, and respect for reasonableness and sliding scale rate.

The actions above aim at Eletronuclear's economic-financial balance.

Amazonas GT should be merged into Eletronorte by 2022, as part of the cost and structure reduction process of Eletrobras Companies. In January 2021, an attempt was made to resolve the issue of improving the economic and financial situation through the National Electric Energy Agency - Aneel, within the scope of public inquiry No. 077/2020, however, there was no approval of the change in the power purchase agreements, entered into with Independent Energy Producers – PIEs, and the controlled company Amazonas Geração e Transmissão de Energia S.A (Amazonas GT), under the terms proposed by Amazonas GT. All the energy purchased from PIEs is delivered to the privatized distributor Amazonas Energia, with the transfer of total generation costs, including fuel costs, providing that these are pass-through contracts, with no gains for Amazonas GT. Amazonas GT's proposal was to change the PIEs' energy purchase contracts, currently 100% (one hundred percent) inflexible, to an availability regime, 100% flexible and with a set Variable Unit Cost – CVU, to be judged by order of merit when CVU is lower than PLD or to meet electrical restrictions in the State of Amazonas.

Such a proposal would adjust the contracted volume to the needs of Amazonas Energia and the Manaus System, reducing the distributor's overcontracting and the dispatch of PIE's with high CVU, contributing to the reduction of Amazonas Energia's delinquency with Amazonas GT. Aneel granted a period of sixty (60) days to send the draft amendments to the Electricity Sales Agreements – CCVEE's and Supply Agreements – CSEs, which should be signed by the concerned parties. Some conditions were established for the validation by the agency, such as that the total generation costs pertaining to the amendments to CCVEEs cannot exceed the costs resulting from the current operation and the amendment terms should already accommodate any adjustments in order to maintain the economic-financial balance of the contracts. PA Amazonas GT, Eletronorte, and Eletrobras holding are analyzing the effects of said decision and also starting work to meet the deadline granted by Aneel.

The Company also holds interests, through its controlled companies, in the SPEs emphasized above. Eletrobras follows up their performance and seeks, through its minority interest in the said projects, to improve their performance together with the other partners."

Financial Year Ending as of December 31, 2019:

Emphasis

Operating status of subsidiaries and jointly-controlled ventures, as referred to in Note 15.8 to the individual and consolidated financial statements, subsidiary Amazonas Geração e Transmissão de Energia S.A. posts continuous losses in their operations, unsecured liabilities and excess of liabilities

on current assets. Subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) and jointly-controlled investees Madeira Energia S.A., Norte Energia S.A., ESBR Participações S.A. and Teles Pires Participações S.A. post material excess of liabilities on current assets as of December 31, 2019. The circumstances of the subsidiaries and jointly-controlled ventures prove the need to maintain the financial support by third-parties, by the Company and/or by other shareholders. Our opinion is not limited to this matter.

Amazonas GT is a company of Eletrobras Companies that had its shares transferred in the accounting year ended on December 31, 2020 from the Company to Eletronorte recently, as part of a process to streamline the Company's corporate structure.

In the case of Eletronuclear, another controlled company of Eletrobras Companies, its recovery depends on the decision on the Angra 3 Plant, which, as disclosed by the Company, is in the final study phase for definition of the corporate structuring model.

With regard to the Special Purpose Entities in which the Company holds an equity interest, Eletrobras monitors their performance and seeks, through its minority interest in the said projects, to improve their performance together with the other partners."

10.5 – Officers should point out and comment on critical accounting policies adopted by the issuer, especially addressing accounting estimates made by management on uncertain and relevant issues for the description of financial situation and results, which imply subjective or intricate judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset recovery testing, and financial instruments .

In applying the accounting policies, the Eletrobras' Management must make judgments and prepare estimates regarding the accounting values of revenues, expenses, assets and liabilities, as well as the disclosures in the notes to the financial statements.

The estimates and respective premises are based on historical experience and other factors considered relevant. The estimates and underlying premises are continuously revised. The effects resulting from the revisions of the accounting estimates are recognized in the period in which they are revised, if the revision only affects the current period, or also in subsequent periods, if the revision affects current and future periods.

Even if these estimates and premises are permanently monitored and revised by the Company's Management and its subsidiaries, their effect on the accounting value of incomes, expenses, assets and liabilities is inherently uncertain, since they stem from the use of judgment. As a consequence, the Company may undergo effects due to the inaccuracy in said estimates and judgments that are substantial in future periods, which may have a material adverse effect on its financial condition, on the results of its activities and/or on its cash flows.

Below are found the main assumptions for the accounting estimates assessed as most critical by the Eletrobras Management and that of its subsidiaries, with respect to the future and other primary sources of uncertainty used, which could lead to significant adjustments of the book values of assets and liabilities in subsequent years:

Deferred Fiscal Assets and Liabilities

Estimates for future taxable earnings (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings may be greater or less than the estimated used by the Administration when determining whether or not there is a need to record the amount of the deferred tax asset.

Provision for Impairment of Long-lived Assets

The Management of Eletrobras considers premises and technical data for the preparation of the asset recovery ascertainment test. In this practice, assumptions are applied, based on the historical experience in the management of the asset, set of assets or cash generating unit, and the valuation practices commonly used in the market. Such premises may not occur in the future, including estimated economic useful lives. At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets connected to public electricity concessions, which may vary as a result of the periodic analysis of the useful life of the assets.

Several uncertain events also comprise the assumptions used by the Company, including: future tariffs for the purchase and sale of electricity; date of operational start of projects under construction; the growth rate of economic activity in the country; and availability of water resources; in addition to those inherent to the end of the public electricity service concession terms, especially regarding the amount of their reversal at the end of the concession term. At this point, an assumption adopted that the compensation is provided for under contract.

Provision for Asset Demobilization

The Company recognizes a provision for obligations with the deactivation of assets connected to its thermonuclear plants. In order to ascertain the provision amount, assumptions and estimates are made with regard to the discount rates, at an estimated cost for the decommissioning and removal of all plants from sites, and the expected time of said costs. The estimate of the costs is based on the legal, regulation and environmental requirements for the decommissioning and removal of all plants, as well as the prices of products and services to be used at the end of useful life.

Actuarial Obligations

The recorded actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant, average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books.

Contingent Liabilities and Provisions

Provisions for labor, tax and civil risks are recognized when there are existing (legal or presumptive) obligations resulting from past events, and their settlement is likely, given that amounts can be reliably estimated based upon judgment of Management and the internal and external legal counsels. The amounts provisioned are recorded based on the estimated costs of the outcome of the said lawsuits. Contingent risks with possible expectation of loss are disclosed by Management, and no provision is recorded. This assessment is supported by the judgment of the Administration, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings delivered, the history of any agreements and decisions, the experience of the Administration and its legal advisors, as well as other applicable aspects.

Provision for Estimated Loss in Doubtful Credits – PECLD

The Company adopted the simplified approach and calculates the expected loss based on the expected default risk that occurs over the useful life of the financial instrument, in accordance with IFRS 9, which established a calculation matrix based on the expected loss rates of the other parties.

A financial asset is considered in default when: (i) it is unlikely that the creditor fully pays its credit obligations to the Company without resorting to efforts such as collateral (if any); or (ii) the financial asset has expired pursuant to the current rules.

Valuation of Financial Instruments

Eletrobras Manegementuses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments, such as future expected contractual flows, terms for receipts of said flows, and discount rates. The Management of Eletrobras and its subsidiaries believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments.

Onerous Contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments such as purchase and sale of energy, an estimate critical to ascertain the amount of provision for future sale under agreement is the Settlement Price of Differences - PLD considered in cash flows, given that the Company uses the historical average PLD approved by the Company's Management as the assumption to calculate the provision for onerous contracts, as well as the discount rate used for cash flows. The actual values of the PLD and/or elements considered within the discount rate over the years may be higher or lower than the assumptions used by the

Company. In addition, the Company evaluates whether there are onerous contracts in concessions wherein the current expected cost for operation and maintenance is not fully covered by revenue.

Valuation of the Contractual Transmission Assets

The Company's transmission assets are treated under the scope of CPC 47/IFRS 15 - Revenue from Contract with Client, and classified as contract assets. All transmission concessions of the Eletrobras and its controlled companies are classified according to the contractual asset model, according to CPC 47/IFRS 15 – Revenue from Contract with Client. The contractual asset originates to the extent that the utility meets the obligation to build and implement the transmission infrastructure, the revenue being recognized over the project time, however the receipt of cash flow is conditioned to the fulfillment of the performance obligation of operation and maintenance. Monthly, as the Company operates and maintains the infrastructure, the portion of the Contractual asset equivalent to the consideration of said month to meet the construction performance obligation becomes a financial asset, since nothing more than the passage of time will be required for such amount to be received.

The value of the contractual assets of Eletrobras and its subsidiaries is substantially formed by means of the present value of its future cash flows. The future cash flow is estimated at the beginning of the concession, or on its extension and is reassessed at each Periodic Tariff Review – RTP.

The Eletrobras Management used the following main assumptions to evaluate the contractual transmission assets:

(a) RAP established under the concession agreement (Bid auction or renewal of concession);
(b) Forecasted investment curve attached to the concession agreement, depreciation rate considered in the concession agreement;
(c) Implicit rate of return of the contract obtained after pricing the margins by the expected RAP flow at the time of renewal or contract execution compared to the expected or realized investment flow;
(d) Margin attribution from Eletrobras' Weighted Average Cost of Capital – WACC with increased risk by operation and construction component; and
(e) Inclusion of the Variable Portion – PV as a risk criterion based on the history ascertained.

Estimated Incremental Leasing Rate

Current leases do not have their implicit interest rate readily identifiable, which is why the Company considers the incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when taking out loans, for a similar term, to obtain the necessary resources for the purchase of assets with pricessimilar to the right-of-use asset in a similar economic environment. The Company obtains specific fees that cover the remaining term of each contract. As ascertaining the interest rate inherent in the lease is not possible, the Company estimates the cost of financing the lessee to ascertain the discount rate for the leases.

Ascertainment of the Useful Life of Assets

Depreciation is recognized based on the estimated useful life of each asset using the straight-line method, so that the cost less its residual value after its useful life is fully written off. The Company considers that the estimated useful life of each asset is similar to the depreciation rates established by ANEEL, which are considered by the market to be acceptable for adequately expressing the useful life of assets.

Assets held through finance leases are depreciated over their expected useful lives in the same way as their own assets or for a shorter period, if applicable, according to the terms of the lease agreement in question.

Ascertainment of Control

In some circumstances, judgment is required to ascertain whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity.

Renegotiation of hydrological risk costs

Intangible assets related to the renegotiation of hydrological risk were recognized at fair value by the Company's subsidiaries. Fair value was determined on the basis of the parameters determined by ANEEL regulations and the compensation values calculated by the CCEE. The extension rights were recognized in return for the heading "Operational costs - Renegotiation of hydrological risk". Amortization is recognized by the linear method until the end of the concession period, adjusted with the extension from the date of renegotiation.

10.6 – Relevant items not shown in the financial statements

a) assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables over which the entity maintains risks and responsibilities, indicating the respective liabilities; iii) future contracts for purchase and sale of products or services; iv) contracts for unfinished construction; and v) contracts for future financing receipts.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any operation, contract, obligation, or other types of commitments in companies whose financial statements are not consolidated with its or other operations capable of generating a material effect, present or future, on its results or on its equity or financial situation, revenue or expenses, liquidity, investments, cash on hand, or any others not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that do not appear in the balance sheet or are disclosed in notes, which is the case of lawsuits with likely and remote risk classification.

b) other items not shown in the financial statements

There are no other relevant items not shown in the consolidated financial statements of Eletrobras.

10.7 – Comments about other items not shown in the financial statements

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

a) how such items alter or could alter revenue, expenses, operating results, and financial expenses, or other items from the financial statements of the issuer

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

b) nature and purpose of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

c) nature and total amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

10.8 – Business Plan

a) **investments, including: i) quantitative and qualitative description of investments underway and planned investments; ii) sources of financing for investments; iii) relevant divestitures underway, and planned divestitures.**

Capital Investments

In December 2021, Eletrobras' Board of Directors approved the Business and Management Steering Plan for the period from 2022 to 2026 (2022-2026 PDNG), an unfolding of the 2020-2035 Strategic Plan.

Eletrobras' business strategy was developed based on Sustainability, a premise that determines the company's guidelines, transversal to its entire strategy and the company's other processes and our way of doing business.

The company's new Business Identity was defined with the approval of the Company's Strategic Plan for the period 2020-2035. The current positioning of Eletrobras can be described succinctly by the figure below:

2020-2035 Strategy


FUTURE VISION
To be an innovative clean energy company, recognized for its excellence and sustainability
PURPOSE
We put all our energy into the sustainable development of society.
PERFORMANCE & BUSINESS GUIDELINES
Value and Investment
New Business
G&T Efficiency
Trading
G&T Expansion
MANAGEMENT GUIDELINES
Culture & People
Management
Governance
Innovation and Digital Transformation
VALUES
Respect for people and life
Ethics & Transparency
Excellence
Innovation
Collaboration & Recognition
Investors, shareholders & market analysts
Customers
Government, parliamentarians & regulatory agencies
Press & opinion-makers
Community
Society
Partners, Sponsors & Suppliers
Workforce & familiars

The PDNG 2022-2026, in addition to underlining the Company's corporate identity (Purpose, Vision, and Values), is presented as an unfolding of the Strategic Plan, with a five-year horizon, which defines the projects to be developed by our companies, aiming at achieving strategic objectives in the furtherance of the sustainable growth and streamlining of Eletrobras, and aligned with the new trends in the energy industry.

It is noteworthy that the PDNG 2022-2026 includes the Capitalization of the Company, according to Law 14.182/2021 and Resolution No. 203/2021, of the Investment Partnership Program (CPPI) Council, which deals with the modeling of the denationalization of Eletrobras.

PDNG 2022-2026 breaks down the Strategic Guidelines (mentioned above) into Strategic Objectives to which strategic initiatives that will be developed over the period are connected with a view to enabling the accomplishment of the Plan's strategy.

The figure below shows the total investment planned for the five-year period:

Corporate	**2022**	**2023**	**2024**	**2025**	**2026**	**2022-2026 (BRL thousand)**
Generation	1,612,097	4,715,004	5,229,234	3,601,342	2,722,985	17,880,662
Expansion	748,935	3,356,180	4,102,359	2,427,068	1,873,736	12,508,277
Maintenance	863,162	1,358,825	1,126,875	1,174,274	849,249	5,372,385
Transmission	2,225,221	3,808,356	4,834,072	4,060,324	5,030,239	19,958,213
Expansion	229,813	277,600	1,064,738	1,784,237	2,934,041	6,290,429
Reinforcements and Improvements	1,174,778	2,848,149	3,362,973	1,958,251	1,978,370	11,322,521
Maintenance	820,630	682,608	406,361	317,835	117,828	2,345,263
Other (I + A)	473,676	348,996	332,220	312,206	299,649	1,766,747
Total Corporate	4,310,993	8,872,357	10,395,527	7,973,872	8,052,874	39,605,622
SPE						
	919,991	2,878,001	2,399,730	1,471,960	1,061,915	8,731,596
Generation	818,868	1,751,645	1,582,642	1,206,595	796,320	6,156,069
Transmission	86,448	1,111,443	801,950	250,000	250,000	2,499,840
Other	14,675	14,914	15,138	15,365	15,595	75,687
Total	**5,230,984**	**11,750,358**	**12,795,256**	**9,445,832**	**9,114,788**	**48,337,218**

(I+A): Infrastructure and Environment

Note: The investments to be made by Eletronuclear are not included in this table due to the expected capitalization of Eletrobras.

For the period from 2022 to 2026, investments of approximately BRL 48.3 billion are provided in the Company's Business Plan, an increase of 17.5% compared to the five-year period 2021-2025.

Realized Investments

Investment (Corporate + Partnerships) (in BRL Thousand)	Budgeted in 2021	% 2021	Realized 2021	Realized 2020	Realized 2019
Generation	**5,065**	45%	2,287	**1,802**	**2,049**
Corporate Implementation	2,917	43%	1,258	1,082	703
Corporate Expansion	256	95%	244	222	190
Maintenance	1,138	59%	674	424	487

Expansion of SPEs	754	15%	111	74	669
Transmission	2,497	75%	1,863	**1,051**	**1,068**
Corporate Implementation	15	45%	2,287	14	3
Investment (Corporate + Partnerships) (in BRL Thousand)	**Budgeted** in 2021	% 2021	**Realized** 2021	**Realized** 2020	**Realized** 2019
Expansion and Reinforcements and Improvements	1,488	78%	1,163	631	691
Maintenance	315	61%	191	**366**	**203**
Expansion of SPEs	678	75%	508	40	171
Distribution	-	-	-	-	-
Others(1)	**684**	**77%**	**528**	**269**	**211**
Total	**8,245**	**57%**	**4,678**	**3,122**	**3,328**
(1) Other: Research, Infrastructure, Environmental Quality					

Highlights of Accounting Year ended December 31, 2021

Generation: investments of BRL 2,287 Million

Angra-3 Nuclear Power Plant, of Eletronuclear: BRL 1,240 million realized, accounting for 44% of the total budgeted for 2021, relative to the resumption of works, with funds from contributions from Eletrobras Holding. The main highlight is the completion of the bidding process for hiring a company to resume the civil works and part of the electromechanical assembly, an initiative that is part of the plant's critical path acceleration plan.

Santa Cruz Thermal Power Plant, of Furnas: BRL 187 million, with 100% of its budget planned for 2021. The annual budget was used to implement the Combined Cycle of the Santa Cruz Thermoelectric Power Plant.

Expansion of the Generation Capacity of Eletronorte's Curuá-Una Hydropower Plant (PA): BRL 53 million realized, accounting for 82% of the annual budget. What prevented the realization in its entirety were aspects pertaining to the COVID-19 pandemic, such as delays in the delivery of equipment and in contractual activities.

Implementation of the CHESF Casa Nova Wind Power Generation Complex: BRL 14 million realized, 79% of the annual budget. The funds were mainly used to complete the works and implement the Casa Nova I-A wind farm (27MW).

Maintenance of the Chesf Generation System: BRL 162 million realized, 91% of the amount budgeted for the accounting year ended December 31, 2021. Investments were made in the streamlining and digitalization of the Sobradinho HPP, Paulo Afonso HPP, and several projects in several Chesf plants.

SPEs – The main achievements in 2021 were the acquisition of an interest in the Complexo Pindaí wind farm, by Chesf, for a total of BRL 20.6 million, and the acquisition of an interest in the Serra do Facão HPP, by Furnas, for a total of BRL 31 million, both in line with the amount planned for the year.
Frustrations in generation: BRL 2,778 million not invested

Of the total frustrated in generation, BRL 2,135 million refers to corporate investments, the most relevant of which are:

Angra-3 Nuclear Power Plant that accounts for 74% of the entire frustration of this group equivalent to BRL 1,573 million.

Angra 1 and 2 plants: frustration of BRL 256 million, explained by difficulties in the supplier market, delay in providing quotations, lack of feedstock, and delays in the delivery of imported equipment and components, as well as prioritization of operational maintenance.

In Generation maintenance, we can refer to several reasons for not achieving 41% of the annual budget, such as delays from suppliers, problems with imported equipment, delays in bidding processes, among others.

Mauá Eletronorte UTE – a venture incorporated by Amazonas GT. The frustration of BRL 92 million was due to the postponement of the thermal maintenance contract to 2022.

CGT Eletrosul's Candiota Plant: frustration of BRL 56 million caused by the failure to carry out the plant's annual maintenance activities.

In regards to SPES, the total of BRL 643 million in frustrations has the following highlights:
Teles Pires Participações (Furnas and CGT Eletrosul): the planned contributions were intended to cover expenses with the payment of debentures of SPE Teles Pires. Of the total budgeted for 2021, in this SPE, BRL 65 million was not realized.
Chapada do Piauí of the Eletrobras Holding: the forecast of contributions in 2021, totaling BRL 63 million, was intended to pay off debts from the SPE pertaining to the reimbursement of non-generated energy. With the absence of ANEEL calculations, the contributions were not necessary.
Brasil Ventos: contributions made by Furnas to its controlled company Brasil Ventos, totaling BRL 21 million, to meet administrative expenses, payment of cancellations with suppliers, among others. BRL 69 million was not used for this purpose owing to the distribution of capital by its subsidiary Fortim and due to the postponement of the start of the Bahia's Itaguaçu wind farm project.

In Furnas' 2021 budget, there was a total of BRL 406 million planned for the acquisition of interests in SPEs that did not take place in the period due, in part, to an ongoing arbitration process.

Transmission: investments of BRL 1,863 million

Investments in Expansion and Reinforcements and Improvements accounted for 62% of Corporate Investment in the segment, with greater emphasis on:

CHESF carried out BRL 106 million in Expansion of the Transmission System, which has its main works in progress, namely LT São Luiz II/ São Luiz III projects; LT Paraiso Açu C3; LT Pau Ferro/Santa Rita C1; LT Mossoro/Açu C2 and LT Banabuiu/Russas 230K C2.

In Reinforcements and Improvements, a percentage of completion of 77% was reached with investments of BRL 1,057 million, being the biggest achievement of Chesf, in a total of BRL 610 million (87%) distributed in several projects that resulted in more than 2,500 works carried out, such as revitalization of transmission lines, improvements in protection, automation and telecommunications systems, etc.

In transmission maintenance Furnas realized BRL 127 million (55%) and Eletronorte with BRL 58 million (70%).

In SPES, we highlight CGT Eletrosul, which carried out the acquisition of CEEE's interest in SPES TSLE and FOTE, for the incorporation of assets, in a total of BRL 301 million. A contribution was also made for the settlement of TSLE debentures in the amount of BRL 196 million, which were not foreseen.
Frustrations in TRANSMISSION: BRL 634 million not invested

Of the total frustrated in the transmission segment, BRL 463 million refer to corporate investments, with highlights to:

Reinforcements and Improvements at Eletronorte with frustration of BRL 98 million (41% of the budget), due to problems faced in SE's Coxipó, Jauru and Presidente Dutra with delays in manufacturing, shipment and transportation of equipment, in addition to commissioning problems. Some projects advanced, mainly due to quick authorizations from ANEEL, such as SEs Ribeiro Gonçalves and Lucas do Rio Verde.

Chesf frustrated BRL 93 million out of the BRL 703 million planned for 2021 in Reinforcements and Improvements owing to delays hinged on to the effects of the pandemic resulting in delays in the supply of feedstock, alongside price increases.

Furnas' reinforcements and improvements were frustrated by BRL 76 million of the BRL 177 million planned for 2021 due to delays in issuing environmental licenses, not interested in certain bids, delays in bidding processes, RBSE contingency, among others.

In the Expansion of the Transmission System of CGT Eletrosul, there was a frustration of BRL 55 million, mainly explained by the anticipation in the purchase of equipment and energization of substations in the previous year, coupled with delays in the process of authorization of new expansions and the difficulties faced with some suppliers. The non-use of 46% of the annual budget did not impact the compliance with ANEEL's schedule.
Regarding SPES, we have the frustration of BRL 36 million at Transnorte Transmissora de Energia (TNE), whose budget was BRL 46 million. The contribution was lower than expected due to the delay in the issuance of an installation license by Ibama, which only took place at the end of the third quarter of 2021.

Furnas had forecast a budget of BRL 294 million for the acquisition of new transmission projects, which did not materialize in the accounting year ended December 31, 2021.

In the Environmental segment of Corporate Investment, we can highlight the realization of 100% of Eletronorte's BRL 144 million budget earmarked for the programs "Tucuruí TPP Regional Insertion Plan – PIRTUC" and "Tucuruí TPP Regional Insertion Plan – PIRJURS" which faced delays due mainly to the signing of a commitment term with the State of Pará.

Of the total sources of corporate investments, BRL 2,189 million or 53.9% are from own sources. The BRL 1,870 million or the remaining 46.1% comes from third party. Of these funds, BRL 1,240 million (30.5%) was raised by the Eletrobras through debentures and transferred to Eletronuclear for Angra 3 and BRL 630 million (15.5%) was raised by Furnas.

Divestments

Eletrobras' Minority Interest Sale Plan defined the list of shares that will be sold and the sale format, in order to meet the goal of BRL 3.5 billion in sales, as provided for in the 2021-2025 Business and Management Steering Plan ("2021-2025 PDNG")

Source of Funds

It is expected that the sources of resources of the PDNG 2022-2026 will come from own resources (50.32%) and third-party resources (49.68%).

b) purchase of plants, equipment, patents or other assets that should materially influence the productive capacity of the Company.

There is no previously disclosed acquisition of plants, equipment, patents or other assets that should materially influence the productive capacity of the Eletrobras Companies and investees.

c) new products and services, indicating: i) description of ongoing research already disclosed; ii) total expenses made by the Company in research for development of new products or services; iii) projects in development already disclosed; iv) total expenses made by the Company in the development of new products or services.

Research Projects Developed by CEPEL

It should be noted that, in 2021, more than 70 R&D+I projects were developed for Eletrobras and investee companies, in addition to technological services, program licensing, and testing, which jointly accounted for an investment of BRL 169.9 million. This total represented 76% of the inflow of resources into CEPEL, the difference being provided by contributions from other associates, from the trading of technological products and services and from projects with partners). About 47% of the contribution of the Eletrobras Companies and investees, equivalent to BRL 80.7 million, was paid in by the Eletrobras. The following table details the distribution of these resources by area of activity.

Areas of Activity	BRL thousand	%
Electrical energy systems	36,837	21.7%
Electrical Equipment and Smart Systems	31,883	18.8%
Automation, Supervision and Control of Systems	28,655	16.9%
Energy transition, environment, and sustainability	23,919	14.1%
Technologies in asset management	18,781	11.0%
Energy Efficiency and Certification	15,362	9.0%
Materials and Mechatronics	14,503	8.5%
Overall Total	169,940	100.0%

10.9 – Other factors exerting relevant influence

COVID-19 pandemic

Eletrobras Companies keep diligent monitoring of the potential occurrence of financial impacts with regard to the COVID 19 pandemic on their ability to pay their financial commitments.

The Company monitored potential impacts to trading business of Eletrobras Companies executed under the Regulated Contracting Environment – ACR and Free Contracting Environment – ACL, with the follow-up of communications in the event of Act of God or Force Majeure; requests for negotiations; credit risk from counterparties (capacity to settle payments assumed by contracts) and default. In 2020, renegotiations were carried out in 3% of the contracts signed in the free market, without economic loss for the Eletrobras Companies. Regarding default, in 2021, there were no significant records in the existing contracts in ACR, ACL, physical guarantee quotas, Itaipu, and PROINFA in 2021.

In April 2021, ANEEL, seeking to mitigate the tariff pressure, owing to the estimates of an average increase of 15% in the distribution tariff processes for the year 2021 and with a very high risk of default, resulting from the COVID-19 pandemic, decided to reprofile the financial component of the Basic Network of the Existing System – RBSE, providing for a reduction in the payment curve of these amounts for the 2021/2022 and 2022/2023 cycles, and an increase in the flow of payments in the cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, however, the yield by WACC.
AMAPÁ

To reestablish the electric power of the State of Amapá, which occurred in November 2020, Eletronorte hired, on an emergency basis, and according to Ordinance 406 of the Ministry of Mines and Energy, 45 MW of additional thermal generation, of which 20 MW were installed in the Santa Rita substation and 25 MW in the Santana substation, owned by the distribution company CEA.

Additionally, in compliance with Aneel Order No. 3341/20, Eletronorte recovered and returned to commercial operation Santana TPP, with two generating units of 15 MVA of power each, guaranteeing a continuous and uninterrupted generation of 30 MVA, which are also installed in Santana substation, owned by the distribution company CEA.

The effort was part of the support operation for the resumption of electricity in the region, which had its shutdown caused by the fire at the Macapá substation transformer. The fixed and variable costs associated with the said generation will be covered by means of sector charges forecasted for cases of restriction of the operation of SIN, upon approval by Aneel.

Total costs for restoring energy were BRL 9.7 million, of which BRL 7.1 million was spent on renting generator sets, BRL 1.8 million on fuel for emergency generation and BRL 0.8 million on personnel and services of third party (equipment maintenance, surveillance, among others).

The fixed and variable costs associated with the said generation will be covered by means of sector charges forecasted for cases of restriction of the operation of SIN, upon approval by Aneel.

Social Responsibility

In 2021, the Engagement of Value Chain Stakeholders Project to raise awareness of the Human Rights Theme was continued, as part of the Sustainability 4.0 Program and the Reputation and Engagement Program. The project's purpose is to carry out training, awareness-raising, and risk assessment actions pertaining to the Human Rights theme among the Eletrobras Companies' relationship audiences, which include internal and external stakeholders, including communities living in territories where it operates, and value chain. Eletrobras Companies achieved, for the first

time, the certification of the *Na Mão Certa* Program in recognition of the work developed in the fight against sexual violence against children and adolescents.

The actions proposed in the Human Rights project are developed by the Human Rights Subcommittee, a member of the Integrated Communication Committee of the Eletrobras Companies. Together, the companies plan and execute the actions. Project alignment and monitoring meetings are periodically held, which, in its second phase, has 7 subprojects with the following highlights in 2021:

1. Assessment of business impact on Human Rights in relations with the local neighborhood
2. Assessment of Human Rights risks (due diligence) from level 1 suppliers
3. Human Rights risk assessment (due diligence) of joint ventures/SPEs – as a result, Norte Energia was recommended to engage an independent Human Rights Impact Assessment (AIDH) to validate compliance with all engagement procedures and commitments with communities agreed by the company and those yet to be agreed; mitigation plans, still in preparation, for STN and Brasil Ventos, with a view to contributing to the control of human rights risks in 2022.
4. Publicity actions on human rights issues for Eletrobras' stakeholders
5. Fighting sexual exploitation of children and adolescents: all Eletrobras Companies were certified by the Na Mão Certa Program.
6. Training of Human Rights employees
7. Certification of the social responsibility management system: assessment that precedes the search for certification in the SA8000 Standard.

Social Projects

The Social projects *Nutrindo o Saber* and *Ateliê Escola de Lutheria Teixeira de Freitas* - Neojiba Program, informed in 2020, had a delay in the schedule and the projects continued their development in 2021.

Business School - Entrepreneurial Training for Artisans and Seamstresses of Rio de Janeiro: aims to enhance the entrepreneurship of 60 artisans and seamstresses linked to projects and partner institutions of Eletrobras and the inclusion of women residing in the districts of the Center, the Port Zonem and surroundings of these areas. In addition to online training, the project, signed at the end of 2021, but with an actual start in 2022, will include the creation of artisan circles in order to stimulate the exchange of experiences and possible business; product creation, and design advisory; and sales organization, via social networks. Amount invested: BRL 248.3 Thousand.

Social and Environmental

In September 2021, the 1st Call for Tenders for Socio-environmental Projects of the Eletrobras Companies was launched, already mentioned in this document. The Call for Tenders is in line with the Social, Environmental, and Sustainability Responsibility Policies of Eletrobras Companies; the Brazilian Business Commitment to Biodiversity and the Brazilian Business Commitment to Water Security, of which Eletrobras is a signatory, and the Sustainable Development Goals - SDG's of the 2030 Agenda of the United Nations – UN, especially SDG 10 – Reducing inequalities, 13 – Action against Global Climate Change; 14 – Life in the water; 15 – Terrestrial life and its respective goals. 180 applications were received and 10 projects were selected, 2 of which were supported by Eletrobras.

Formiga Verde Project

The project combines environmental conservation and social impact in Morro da Formiga, in the northern region of the city of Rio de Janeiro, and seeks to train and raise awareness of children, youngsters, and adults about local socio-environmental problems and possible ecological solutions.

650 people will benefit from environmental education efforts, including 300 students from Escola Municipal Jornalista Brito Broca, and a contribution to the training of the school's staff in environmental education for children, in addition to training 300 residents in social technologies, and training 3 environmental agents for managing the reforestation area. Amount invested: BRL 429.6 Thousand. Source: Instituto de Permacultura Lab, student in the project garden.

Project Alimergia Continuidade

The project has already implemented 379 agroforests, planted more than 200,000 seedlings of native species, and carried out extensive environmental education work with more than 4,000 people. The objective is to continue the actions of the Territorial Center for Environmental Cooperation and Education, combining forest restoration of degraded areas with native species, increasing biodiversity and ecosystem services, promoting low carbon agricultural, livestock and forestry practices. About 300 people will benefit from the project's initiatives, including families of rural farmers in the locality. Amount invested: BRL 435 Thousand.

Kayapó Project

Eletrobras continued its participation in the project with Kayapó indigenous communities in the region of médio rio Xingu, in southern part of the State of Pará, covering approximately 1,500 indigenous people, and 10 villages. The main results are: the institutional strengthening of the executing indigenous associations; the inspection and protection of the indigenous lands involved; the fostering of sustainable business activities; and the cultural appreciation of the Kayapó ethnic group. The projects are financed by Norte Energia, with a total investment of BRL 11 million from 2018 to 2023, and Eletrobras is responsible for following up and managing the relationship with communities, in a region of strategic interest for the company's business in the Xingu River basis. Owing to the pandemic, many of the planned activities of the project were suspended, and the focus was on support and prevention efforts relating to Covid-19, seeking to prioritize maximum isolation from the neighborhoods in its villages. The Kayapó are being vaccinated and having their awareness raised by campaigns of Instituto Kabu e Floresta Protegida on the importance of the vaccine.

Eletrobras also maintained its Waste Collection Program, which recycled 82.5 kg of materials in 2021, and also continued with the Eletrobras Volunteer Program, to which 324 hours of volunteer work were dedicated. Of this total number of volunteer hours, 170 hours occurred during working hours and 154 outside these hours.

Gender, Race and Diversity Committee

For 16 years, Eletrobras has participated in the works of the Gender, Race and Diversity Committee of the Ministry of Mines and Energy and Related Entities (Cogemmev).

In 2021, Eletrobras, Cepel, CGT Eletrosul, Chesf, Eletronuclear, Furnas and Itaipu received the Seal of the 6th edition of *Programa Pró-Equidade de Gênero e Raça*, targeted at gender and race equality, awarded by the National Secretariat for Policies for Women (SNPM) of the Ministry of Women, of the Family and Human Rights.

Additionally, in 2021, Eletrobras received the Bloomberg Gender-Equality Index 2021 Seal in recognition of commitments and practices in favor of gender equality. In 2022, the seal was renewed by Bloomberg, this time for all Eletrobras and its Companies,CEPEL and Itaipu, which confirms the companies' performance on the subject.

Sponsorships

The 8th Cultural Call for Tenders of Eletrobras Companies 2021 was launched, where projects of the National Culture Support Program (Pronac) were approved, in the areas of Scenic Art, Material, and Intangible Cultural Heritage, Music, and Museums and Memory. Five Eletrobras Companies tendered in the call for tenders: Eletrobras, Furnas, Chesf, and Eletronorte. The program was launched with an investment of up to BRL 9.000,000.00.

Subsidized Sponsorships of the Cultural Call for Tenders contracted in 2021

Contracting Company	Project	Contractor	Amount under Contract (BRL)
Eletrobras	O admirável sertão de zé ramalho (suplente)	Os Javalis selvagens comunicação e produção Eireli	300,000.00
Eletrobras	A cor púrpura	Estamos aqui produções artísticas Ltda.	300,000.00
Eletrobras	Memórias de uma manicure	Bonecas quebradas	200,000.00
Chesf	Caminhos de São Saruê	Afonso Oliveira Produções Culturais	195,000.00
Chesf	Preta de Ébano	Zucca Produções	185,000.00
Chesf	A.N.J.O.S.	Alvaro Barcellos	185,000.00
Chesf	Vamos Comprar um Poeta Camaleão	Produções Culturais ME	185,000.00
Chesf	O Diário de Capitu	Trupe Produções Artísticas & Marketing Ltda.	185,000.00
Chesf	XXIV Virtuosi	Sociedade Artistica	195,000.00
Chesf	Guitarrassa Conspiradoria	projetos e Produções Ltda	450,000.00
Chesf	Concertos em Igrejas Históricas de Salvador	Estúdio Centro	450,000.00
Chesf	Panela do Jazz – Festival de Música Instrumental do Poço da Panela	Pro4 Promoção e Eventos Ltda. ME	195,000.00
Chesf	Orquestra Criança Cidadã - Annual Activity Plan	Orquestra Criança Cidadã	350,000.00

Chesf	Hammond Grooves & Artistas PE	AZVDO Produções	185,000.00
Chesf	Projeto Patrimônios do Brasil	Lucca Cultura e Tecnologia Ltda. ME	195,000.00
Furnas	Grupo Corpo	Instituto Cultural Corpo	800,000.00
Furnas	Museus e Memória Plano Anual de Atividades MAM Rio Janeiro	Museum of Modern Art of Rio de Janeiro	1,400,000.00
Furnas	Museu de Sant'Ana – Multiannual Maintenance Plan	Instituto Cultural Flávio Gutierrez	380,000.00
Furnas	Biannual Activity Plan of Instituto Baccarelli	Instituto Baccarelli	250,000.00
Furnas	Bourbon Festival Paraty 2022	Mississipi Produções	400,000.00
Furnas	Meu Primeiro Festival	Instituto Dell'Arte	400,000.00
Furnas	Banda Filarmônica Vale do Sapucaí -	Ricardo Rosental de Carvalho	160,000.00
Furnas	Annual Plan for Maintenance of Ciranda Institute Activities	Instituto Ciranda - Música e Cidadania	350,000.00
Furnas	Orquestra Sinfônica Aprendiz	OSA Muriqui Cultural LTDA-ME	199,000.00
		TOTAL	**8,094,000.00**

In addition to the projects selected by the Cultural Call for Tenders, Eletrobras contracted, by direct choice, based on the subsidized project, "*Ler - Salão Carioca do Livro*," with base montagens e serviços promocionais Ltda, in the amount of 250,000.00, held in November in the city of Rio de Janeiro.

Contracting Company	Project	Contractor	Amount under Contract (BRL)
Eletrobras	Ler - Salão Carioca do Livro	base montagens e serviços promocionais ltda	250,000.00

The Companies Eletrobras , CGT Eletrosul, Chesf, Eletronorte, and Furnas, with a view to operating in the energy markets in an integrated, profitable and sustainable way, and to invest in the furtherance of sport, in July launched the call for tenders destined for the Social Sports Sponsorship Program of Eletrobras Companies 2021. The program was launched with an investment of up to BRL 3,888,000.00.

Subsidized Sponsorships from the Social Sports Call for Tenders contracted in 2021

Contracting Company	Project	Contractor	Amount under Contract (BRL)
Eletrobras	Pulsar – Year II	Instituto Incluir	200,000.00
Eletrobras	Projeto Social Kerigma Jiu Jitsu	Instituto Kerigma	100,000.00
Eletrobras	Swimming Competitions in Mato Grosso do Sul 2022	Federação de Desportos Aquáticos de MS	38,000.00
CGT Eletrosul	Swimming Competitions in Mato Grosso do Sul 2022	Federação de Desportos Aquáticos de MS	13,372.00
Chesf	Nadando na Frente - Fortaleza	Instituto de Esportes	250,000.00
Chesf	Futebol pela Igualdade	Instituto Esporte Mais - IEMais	200,000.00
Chesf	Windsurf Olímpico Pernambucano	Federação Pernambucana de Vela	200,000.00
Chesf	Xadrez na Escola (Chess at School)	Clube de Xadrez Camelens	150,000.00
Chesf	Projeto Guerreiros do Amanhã	Instituto Edu Mariano	100,000.00
Chesf	Fazer o Impossível Tornar-se Possível	Associação Paraibana dos Deficientes Visuais	100,000.00
Furnas	Pulsar – Year II	Instituto Incluir	199,999.00
Furnas	Flamengo Olímpico	Clube de Regatas do	400,000.00

	IV - Aquáticos e Artísticos	Flamengo	
Furnas	Futsal Feminino como Forma de Empoderamento	Associação Desportiva de Futsal do DF	397,528.00
Furnas	Excelência no Esporte V	Olympico Club	385,000.00
Furnas	Jogo Aberto Caju 6	Fundação Gol de Letra	271,663.40
Furnas	Projeto Praia - Atletas Inteligentes	Instituto Jackie Silva	75,078.71
Furnas	AUVB Formando Campeões	Associação Uberlandense de Voleibol	198,500.00
		total	**3,279,141.11**

Non-Subsidized Sponsorships

Also in 2021, the projects selected by the 2021 Electricity Industry Events Notice were contracted, projects of technical-scientific relevance that foster the technological development of the companies involved and the exchange of experiences in the various areas of the business in which they operate. Five Eletrobras Companies tendered in the call for tenders: Eletrobras, Furnas, Chesf, Eletronuclear, and Eletronorte and it was launched with an investment amounting to BRL 1,330,000.00.

Sponsorship of Events from the Electricity Industry Call for Tenders contracted in 2021

Contracting Company	Project	Contractor	Amount under Contract (BRL)
Eletrobras	4th Seminar: the Future of the Brazilian Electricity Industry: Challenges and Opportunities	Fundação comitê de gestão empresarial - Funcoge	16,000.00
Eletrobras	XV STPC – Technical Seminar on Protection and Control	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	17,000.00
Eletrobras			
Eletrobras	Brazil wind power	Informa markets	40,000.00
Eletrobras	18th Brazilian Congress of Energy Efficiency – COBEE	Abesco	60,000.00
Eletrobras	12th Congress of Licensing and Social and Environmental Management for the Electricity	Cortex Americas organização de feira e eventos ltda.	30,000.00

	Industry - LASE		
Eletrobras	11th SENSE – National Seminar of Brazilian Electricity Industry Safety and Health	Fundação comitê de gestão empresarial - Funcoge	36,000.00
Eletrobras	2nd Brazilian Hydrogen Congress	Brazilian Hydrogen Research, Development and Innovation Association – ABH2	16,000.00
Eletrobras	9th AUDITE – National Electricity Industry Internal Audit, Compliance and Risk Management Seminar	Fundação comitê de gestão empresarial - Funcoge	19,000.00
Eletrobras	XXVI National Seminar on the Production and Transmission of Electric Power – SNPTEE	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	100,000.00
Eletrobras	XV Sepope – Symposium of Electrical Expansion and Operation Planning Specialists	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	50,000.00
Eletrobras	1st Congress of Financing of Electricity Industry Projects	Viex (Cortex Américas – Organização de Feiras e Eventos Ltda.)	16,000.00
Eletronorte	XXVI SNPTE (Cigré)	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	120,000.00
Eletronorte	9th SUPRE - Energy Industry Companies Supply and Logistics Symposium	Fundação Comitê de Gestão Empresarial	19,000.00
Eletronorte	XXXII SNGB – XXXII National Seminar of Large Dams	Comitê Brasileiro de Barragens (Brazilian Committee of Dams)	19,000.00
Eletronorte	8th EGAESE – Asset Management Meeting of Electricity	SB Eventos	25,000.00

	Industry Companies		
Eletronorte	11th SENSE – National Seminar of Brazilian Electricity Industry Safety and Health	Fundação Comitê de Gestão Empresarial	15,000.00
Eletronorte	12th LASE - Congress of Licensing and Social and Environmental Management for the Electricity Industry - VIEX	VIEX	22,000.00
Eletronorte	9th AUDITE – National Electricity Industry Internal Audit, Compliance and Risk Management Seminar	Chosen Fundação Comitê de Gestão Empresarial	15,000.00
Eletronorte	21st Sepef – Brazilian Electricity Industry Economic-Financial and Regulation Seminar	Fundação Comitê de Gestão Empresarial	15,000.00
Chesf	XXVI National Seminar on the Production and Transmission of Electric Power – SNPTEE	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	50,000.00
Chesf	9th SUPRE - Energy Industry Companies Supply and Logistics Symposium	Fundação Comitê de Gestão Empresarial	20,000.00
Chesf	XXXII SNGB – XXXII National Seminar of Large Dams	Comitê Brasileiro de Barragens (Brazilian Committee of Dams)	30,000.00
Chesf	8th EGAESE – Asset Management Meeting of Electricity Industry Companies	SB Eventos	25,000.00
Chesf	360 Solar	Elekt Innovations Ltda	25,000.00

	- Connecting Photovoltaics with the Future		
Eletronuclear	NT2E - Nuclear Trade and Technology Exchange 2021	Brazilian Association for the Development of Nuclear Activities – ABDAN	61,000.00
Eletronuclear	International Nuclear Atlantic Conference - INAC 2021	Brazilian Association of Nuclear Energy	50,000.00
Furnas	9th SUPRE - Energy Industry Companies Supply and Logistics Symposium	Fundação Comitê de Gestão Empresarial	17,000.00
Furnas	XXXII SNGB – XXXII National Seminar of Large Dams	Comitê Brasileiro de Barragens (Brazilian Committee of Dams)	19,000.00
Furnas	360 Solar - Connecting Photovoltaics with the Future	Elekt Innovations Ltda	18,000.00
Furnas	Fits cidades inteligentes e sustentáveis 2021 - global sustainability innovation and technology forum	Acta Diurna Marketing, Comunicação E Eventos Ltda.	80,000.00
Furnas	Workshop of Entrepreneurship and Innovation in Energy	Viex	35,000.00
Furnas	18th National Environmental Congress of Poços de Caldas	G. S. C. Eventos Especiais	15,000.00
Furnas	XV Sepope – Symposium of Electrical Expansion and Operation Planning Specialists	Cigré-Brasil	30,000.00
Furnas	Rio Innovation Week	Base Eventos	60,000.00
		TOTAL	**1,185,000.00**

Additionally, 2 projects were contracted by Eletrobras by direct choice: editorial of *Livro 50 anos Cigré-Brasil* and Business Practices in Human Rights

Contracting Company	Project	Contractor	Amount under Contract (BRL)
Eletrobras	Editorial - Livro 50 anos Cigré-Brasil	Brazilian National Committee for the Production and Transmission of Electric Energy - CIGRÉ-Brasil	30,000.00
Eletrobras	Business practices in human rights	Brazilian Business Council for Sustainable Development	50,000.00

ELETROBRAS EXTERNAL SOCIAL INDICATORS

External Social Indicators: Amounts Transferred		*Eletrobras*	
		2021	2020
1	Social Projects and Actions		
1.1	Generation of Work and Income	165,400.00	230,110.08
1.2	Environment	567,152.00	0.00
Subtotal Social Projects and Actions		**732,552,00**	**230,110.08**
2	Donation for emergency or public calamity	0.00	2,500,000.00
Subtotal of Donations		0.00	2,5000,000.00
3.1	Investment in the mobilization of volunteers	0.00	9,212.98
3.2	Investments in support of volunteer activities	10,299.75	5,600.00
3.3	Employee time invested in volunteering	12,362.01	6,871.58
Subtotal Volunteering		**22,662.76**	**21,684.56**
4.1	Sports Sponsorships Not Subsidized	0.00	0.00
4.2	Subsidized Sports Sponsorships (Sport Promotion Law)	538,000.00	0.00
Subtotal Sports Sponsorships		**538,000.00**	**0.00**
4.3	Cultural Sponsorships (Rouanet Law)	1,050,000.00	1,000,000.00
4.4	Institutional Sponsorships (Not Subsidized)	132,700.00	512,910.00
Subtotal Subsidized and Non-Subsidized Sponsorships		1,720,700.00	1,512,910.00
Total Investments Transferred		**2,475,914.76**	**4,264,704.64**

Advertising and Communication

Throughout the year, we carried out two nationwide advertising campaigns for the National Electric Energy Conservation Program (Procel), both produced with funds from the 3rd Procel Resource Application Plan (PAR Procel) which, based on Law 13280/2016, allocates resources to raising awareness on the efficient use of energy. In the second half of the year, due to the water crisis in the country, we broadcast the "Procel Fica a Dica Campaign" with the purpose of raising awareness among the population about the rational and efficient use of electricity.

Investments in Advertisement and Communication

Product	2021	2020
Institutional Advertising of Eletrobras	28,722,881.18	1,616,314.77
Official (Legal) Advertising	807,884.23	3,716,181.86*
Institutional Communication (including Internal Communication)		649,976.32
Total	**29,530,765.41**	**5,982,472.95**

*4,735,742.08. This amount, previously informed in the 2020 Management Report as investment in Official Advertising (Legal), has been corrected.

Eletrobras

03.18.2022

CAPITAL BUDGET PROPOSAL

ELETROBRAS

2022 Capital Budget Proposal

Eletrobras' capital budget in the total amount of BRL 5,712 million for the year 2022 was an integral part of the Business and Management Master Plan 2022 – 2026 ("PDNG"), approved by the Board of Directors on December 17, 2021. Accordingly, the Company is proposing the retention of R$ 1,112 million based on article 196 of Law 6,404/1976. According to the presented by Eletrobras, the application of capital refers to the reinforcement of the Company's consolidated working capital, adapting it to the cash flow, speeds and terms of realization of assets and settlement of liabilities, neutralizing any pressures on punctuality and payment of obligations, including the effort to reduce indebtedness (bank financing).

Capital Applications and Funding Sources	R$ million
Capital Applications	**5,712**
Funding Sources	**5,712**
Operating cash generation after taxes	504
Existing cash and equivalent balance resources	4,096
Retention of Profit of art. 196 of the LSA	1,112

Rio de Janeiro, March 18, 2022.

Annex 05
NET PROFIT DESTINATION

CVM INSTRUCTION 481, DECEMBER 17, 2009 (ANNEX 9-1-II)

1. To inform the Net Profit of the Fiscal Year

The Company's net income for the year ended December 31, 2021 was R$ 5,646,141 thousand.

2. To inform the total amount and the value per share of the dividends, including pre-paid dividends and interest on equity already declared

There was no statement of any dividend or prepaid Interest on Equity or Dividend in the 2021 financial year. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will be as follows:

Class	*R$*	*Per share*
PREF "A"	292,596,41	1.99153557854615
PREF "B"	418,134,934,03	1.49365168208243
COMMON	922,530,957.06	0.71578248571496
TOTAL	**1,340,958,487.50**	

3. To inform the percentage of net income for the year distributed

	(R$ thousand*)
Net Profit in the Fiscal Year	5,646,141
Legal Reserve	(282,307)
Adjusted Net Profit	5,363,834
Total Dividend to be Distributed	1,340,958
Percentage of Net Profit for the Year Distributed	23.75%
Percentage of Adjusted Net Profit for the Year Distributed	25%

** Except percentage.*

4. To inform the total amount and the value per share of dividends distributed based on the profit of previous years

Not Applicable, the dividends proposed for the fiscal year ended on December 31, 2021 are not based on profit from previous years.

However, for information purposes only, the Company notes that on January 29, 2021, the Eletrobras Board of Directors approved, under the terms proposed by the Executive Board, the payment of the total amount of BRL 2,291,888,692.48 (two billion, two hundred and ninety-one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight cents), on account of the reversal of the entirety of the balance of the special

reserve of retained dividends, pursuant to §§ 4 and 5 of article 202 of Law No. 6,404/1976.

Such special reserve of retained dividends (article 202, § 4 and 5 of Law 6404/1976), in the amount of R$ 2,291,889 thousand (two billion, two hundred and ninety-one million, eight hundred and eighty-nine thousand reais), had been approved by the 59th Annual Shareholders' Meeting of April 29, 2019, due to the Company's financial incapacity.

The payment of such dividends was made, on February 19, 2021, to preferred and common shareholders, observing the priority in the payment of dividends of preferred shares established in paragraphs 1 and 2 of article 13 of the Bylaws, as well as the percentage of 10 % (ten percent) more for each preferred share in relation to each common share, also provided for in paragraph 4 of the aforementioned article 13.

Thus, the amounts declared and already paid as dividends in 2021, based on profits recorded in previous years, referring to the additional dividend that is proposed for the fiscal year ended December 31, 2021, were:

Class	**R$/Per Share**	**R$**
PREF "A"	2.076526491	305,083.27
PREF "B".	1.578642595	441,927,408.73
COM	1.435129631	1,849,656,200.48
TOTAL		**2,291,888,692.48**

Such dividends have already been declared and paid during the 2021 fiscal year and will not be included in the amount of the mandatory dividend for the 2021 fiscal year.

5. To inform, after deducting the pre-paid dividends and interest on equity already declared:

(a) The gross amount of dividends and interest on equity, segregated, per share of each type and class

There was no statement of any dividend or prepaid Interest on Equity in the 2021 financial year. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will be as follows:

Class	*R$*	*Per share*
PREF "A"	292,596.41	1.99153557854615
PREF "B"	418,134,934.03	1.49365168208243
COMMON	922,530,957.06	0.71578248571496
TOTAL	**1,340,958,487.50**	

(b) The form and term of payment of dividends and interest on equity

The payment of the Dividends, if approved, will be made by depositing them in the current account of the shareholders, as each of them informed Banco Bradesco S.A., responsible for the bookkeeping of the shares issued by the Company. The dividends related to the shares held in custody at CBLC will be paid to this entity, which will transfer them on to the shareholders through the Depository Brokers. As proposed by the Company's Management, if approved, the dividends will be paid on a date to be resolved by the shareholders at the Annual Shareholders' Meeting to be held on April 22, 2022, being proposed by Management, however, to occur until December 31, 2022

(c) Possible interest rate and interest on dividends and interest on shareholders' equity

On the dividends to be declared will be added monetary update based on the variation of the SELIC Rate, pro rata temporis from January 1, 2022 until the date of the effective beginning of the payment, the definition of which shall occur by means of a resolution of the Company's shareholders to be taken at the Annual Shareholders' Meeting to be held on April 22, 2022.

(d) Date of the declaration of payment of dividends and interest on equity considered for the identification of the shareholders who will be entitled to their receipt

Shall be entitled to the dividends to be declared at the annual shareholders' meeting scheduled for April 22, 2022, if approved, those shareholders who hold preferred shares of Classes A and B and common shares, issued by the company on the date of the holding of the said General Meeting that will deliberate.

6. In the event that there has been a declaration of dividends or interest on equity based on profits calculated in semiannual balance sheets or in shorter periods

(a) To inform the amount of dividends or interest on equity already declared

There was no declaration of dividends or Interest on Equity on the basis of profits calculated in half-annual Balance Sheets or in shorter periods.

(b) To inform the date of the respective payments

Not applicable.

7. Provide comparative table indicating the following values per share of each type and class:

(a) Net profit for the fiscal year and the previous 3 (three) years

	2021	2020	2019 Reapres.	2018
Net Profit/Loss (R$ thousand)	5,646,141	6,338,688	11,195,036 (a)	12,842,677
Net Profit/Loss per share (R$)	3.6	4.0	7.1(b)	9.46

(a) The result for the year ended December 31, 2019 was restated, due to Circular Letter CVM/SNC/SEP/Number 04/2020, with the additional profit of R$ 182,523, treated, in

the Financial Statements of the fiscal year ended in 2020, as retained earnings from the previous year and adjusted in Shareholders' Equity.

(b) Earnings per share were calculated based on the composition of the share capital after an increase approved on February 17, 2020. If calculated on the capital in effect on 12/31/2019, its value would be 8.3.

(b) Dividend and interest on equity distributed in the previous 3 (three) years

	2020	2019	2018
Dividendos Distributed (R$ thousand)	1,507,139	2,540,567	0
COMMON	1,216,367	2,050,357	0
PREFERRED A	152,524	330,250	0
PREFERRED B	290,619	489,880	0
JCP Distributed (R$ thousand)	-	-	-

8. If there is a profit allocation to the legal reserve

(a) Identify the amount allocated to legal reserve

The amount proposed for allocation to the legal reserve for the year ended December 31, 2021 is R$ 282,307 thousand, corresponding to 5% of the Company's net income.

(b) To detail how the legal reserve is calculated

	2021
	R$ thousand
Net Profit of the Fiscal Year	5,646,141
(-) Legal Reserve (5%)	(282,307)
Net profit for the year adjusted by the constitution of the Legal Reserve	5,363,834

Pursuant to the Brazilian Corporation Law, 5% of the net income for the year will be applied before any other destination, in the constitution of the legal reserve, which shall not exceed 20% (twenty percent) of the capital stock. In the year in which the balance of the legal reserve plus the amount of capital reserves, referred to in paragraph 1 of article 182 of the Brazilian Corporation Law, exceeds 30% (thirty percent) of the capital stock, there is no obligation to allocation of part of the net income for the year to the legal reserve.

9. If the company holds preferred shares entitled to fixed or minimum dividends

(a) To describe the form of calculations of fixed or minimum dividends

As established in the Bylaws of the Company, the shareholders are guaranteed the right to

receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act ("Minimum Dividend").

The Minimum Dividend will be distributed among the Company's shareholders in adherence to the following conditions:

1. *Class "A" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 8% (eight percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.*

2. *Class "B" preferred shares shall have priority in the distribution of dividends, such incidents at the rate of 6% (six percent) per year over the capital belonging to that type and class of shares, to be equally apportioned among them.*

3. *To the preferred shares will be further assured to participate, under equal conditions, with the common shares in the distribution of the dividends, after which the minor of the minimum dividends provided in items 1 and 2 above will be guaranteed, subject to the provisions of item 4 below.*

4. *To the preferred shares will be further assured the right to receive dividend, for each share, at least ten percent greater than that attributed to each common share.*

(b) To inform if the profit for the year is sufficient for full payment of the fixed or minimum dividends

In the 2021 fiscal year, a net income of R$ 5,646,141 thousand was calculated, which after adjustments to the legal reserve (-R$ 282,307 thousand), totaled an adjusted net income of R$ 5,363,834 thousand. Thus, in view of the legal and statutory provision regarding the mandatory dividend, the portion corresponding to 25% (twenty-five percent) of the adjusted net income for the fiscal year 2021, corresponding to R$ 1,340,958 thousand, must be distributed to the shareholders of the Company, including the portion to be attributed to holders of class "A" and "B" preferred shares.

As a result, the Company proposes the following allocation of net income for the year ended December 31, 2021:

Calculation of 2021 Mandatory Dividends and Allocation	(R$ Thousand)
Net Profit for the Period	**5,646,141**
(-) Legal Reserve (5% of the Net Profit)	(282,307)
(+) Realization of the Revaluation Reserve	-
(+) Prescribed Dividends	-
(=) Net Profit Adjusted 2020	**5,363,834**
(-) 2020 Mandatory Dividends (25% Adjusted Net Profit)	**(1,340,958)**
2020 Balance to be distributed	**4,022,875**
(+) Accumulated profit	(31,183)
(=) Total Balance to be distributed	**3,991,692**
(-) Statutory Investment Reserve (50% of 2020 Net Profit)	(2,823,071)
(-) Statutory Reserve for Studies and Projects (1% of 2020 Net Profit)	(56,461)
(-) Profit Retention (Art.196 LSA - Capital Budget)	(1,112,161)
Final Balance	**0**

About the above proposal, we clarify:

- As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to R$ 282,307 thousand should be allocated to the Legal Reserve;

- In view of the legal and statutory provision regarding the mandatory dividend, the portion corresponding to 25% (twenty-five percent) of the adjusted net income for the fiscal year 2021, corresponding to R$ 1,340,958 thousand, must be distributed to shareholders of the Company, including the portion to be attributed to holders of class "A" and "B" preferred shares;

- The adjustments to retained earnings result from the change in the economic and financial rationale made for the spin-off of Companhia de Energia Elétrica do Rio Grande do Sul;

- As provided for in Article 57, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 2,823,071 thousand be allocated to the Statutory Reserve of Investments;

- As provided in Article 57, I, of the Company's current By-Laws, 1% (one percent) of net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount of R$ 56,461 thousand be allocated to the Statutory Reserve for Studies and Projects;

- Finallay, as mentioned above, the Company's Management also submits to the General Meeting for approval the Capital Budget Proposal contained in Annex 04 to this Management Proposal, so that a portion of net income for the year equivalent to R$ 1,112,161 thousand is retained. The Fiscal Council's Opinion on the Capital Budget Proposal is found in Annex 06 to this Management Proposal;

(c) Identify if any overdue part is cumulative

Not applicable, since the Articles of Incorporation of the Company does not provide for cumulative dividends.

(d) Identify the global amount of the fixed or minimum dividends to be paid to each class of preferred shares

ASCERTAINMENT OF TOTAL DIVIDENDS

Class	***R$ (thousand)***
PREF "A"	*293*
PREF "B"	*418,135*

(e) Identify the fixed or minimum dividends to be paid per preferred share of each class

ASCERTAINMENT OF UNIT DIVIDENDS

Class	***R$/Share***
PREF "A"	*1.99153557855*
PREF "B"	*1.49365168208*

10. In relation the mandatory dividend

(a) Describe the method of calculation established in the bylaws

As established in the Bylaws of the Company, the shareholders are guaranteed the right to receive a mandatory dividend of 25% (twenty-five percent) of the fiscal year net earnings, adjusted as per the terms of the Corporations Act ("Minimum Dividend").

The Minimum Dividend will be distributed among the Company's shareholders in adherence to the following conditions:

1. *Class "A" preferred shares will have priority in the distribution of dividends, calculated at a rate of 8% (eight percent) per year of the equity from that kind and class of shares, to be prorated among them equally.*

2. *Class "B" preferred shares will have priority in the distribution of dividends, calculated at a rate of 6% (six percent) per year of the equity from that kind and class of shares, such dividends to be prorated among them equally.*

3. *For preferred shares, participation will also be guaranteed, in equal conditions with the common shares, in the distribution of dividends, after having been ensured the lesser of the minimum dividends established in items 1 and 2 above, while observing the provisions from Item 4 below.*

4. *To the Preferred shares will be guaranteed the right to receipt of dividend for each*

share at a rate at least ten percent higher than that attributed to each common share.

(b) Report if this is being paid in full

In the 2021 fiscal year, a net income of R$ 5,646,141 thousand was calculated, which after adjustments to the legal reserve (-R$ 282,307 thousand), totaled an adjusted net income of R$ 5,363,834 thousand. Thus, in view of the legal and statutory provision regarding the mandatory dividend, the portion corresponding to 25% (twenty-five percent) of the adjusted net income for the fiscal year 2021, corresponding to R$ 1,340,958 thousand, must be distributed to the shareholders of the Company, including the portion to be attributed to holders of class "A" and "B" preferred shares.

(c) Report any amount withheld

Not applicable.

11. If a mandatory dividend is withheld due to the company's financial standing

(a) Report the amount withheld

Not applicable.

(b) Describe in detail the financial situation of the company, addressing aspects relating to analysis of liquidity, working capital, and positive cash flows.

Not applicable.

(c) Justify the withholding of dividends

Not applicable.

12. If there is allocation of earnings to contingency reserve

(a) Identify the amount allocated to the reserve

Not applicable.

(b) Identify the loss considered probable and its cause

Not applicable.

(c) Explain why the loss was considered likely

Not applicable.

(d) Justify the establishing of the reserve

Not applicable.

13. If there is allocation of earnings to an unrealized earnings reserve

(a) Inform the amount allocated to the profit reserve to realize

Not applicable.

(b) Inform the nature of the unrealized earnings resulting in the reserve

Not applicable.

14. If there is allocation of earnings to statutory reserves

(a) Describe the clauses from the Bylaws that establish the reserve

Art. 57. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:

I – one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent of paid-in capital; and; and

II - fifty percent, as a reserve for investment, intended for the investment in concessionaires of public electric utility companies, whose accumulated balance may not exceed seventy-five percent of the paid-in capital.

(b) Identify the amount allocated to the reserve

Pursuant to Art. 57, II, of the current Company's Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve of Investments. Accordingly, Management proposes that the amount of R$ 2,823,071 thousand be allocated to the Statutory Reserve of Investments.

As provided in Article 56, I, of the current Company's Bylaws, 1% (one percent) of the net income for the fiscal year ended December 31 shall be allocated to the Statutory Reserve for Studies and Projects. Accordingly, Management proposes that the amount R$ 56,461 thousand be allocated to the Statutory Reserve for Studies and Projects.

(c) Describe how the amount was calculated

Income Distribution

Net Income of the Period:	**5,646,141**
Constitution of Statutory reserve for investments (50% of Net Income)	2,823,071
Constitution of Statutory reserve of studies and projects (1% of Net Income)	56,461

15. If there is withholding of earnings established in capital budget

(a) Identify the amount withheld

As provided for in article 196 of the Brazilian Corporation Law, the Company, by resolution of the General Meeting, may approve a proposal from its Management to retain part of the net income for the year provided for in the capital budget previously approved by it.

In this sense, the Company's Management proposes to retain a portion of net income for the year equivalent to R$ 1,112,161 thousand.

(b) Provid a copy of the capital budget

ELETROBRAS

CAPITAL BUDGET

CAPITAL BUDGET PROPOSAL

ELETROBRAS

Proposed capital budget for the year 2022

Eletrobras' capital budget in the total amount of BRL 5,712 million for the year 2022 was an integral part of the Business and Management Master Plan 2022 – 2026 ("PDNG"), approved by the Board of Directors on December 17, 2021. Accordingly, the Company is proposing the retention of R$ 1,112 million based on article 196 of Law 6,404/1976. According to the presented by Eletrobras, the application of capital refers to the reinforcement of the Company's consolidated working capital, adapting it to the cash flow, speeds and terms of realization of assets and settlement of liabilities, neutralizing any pressures on punctuality and payment of obligations, including the effort to reduce indebtedness (bank financing).

Capital Applications and Funding Sources	**R$ million**
Capital Applications	**5,712**
Funding Sources	**5,712**
Operating cash generation after taxes	504
Existing cash and equivalent balance resources	4,096
Retention of Profit of art. 196 of the LSA	1,112

16. If there is allocation of earnings to a tax incentive reserve

(c) Report the amount allocated to the reserve

Not applicable.

(d) Explain the nature of the allocation

Not applicable.

Eletrobras	FISCAL COUNCIL 527th Meeting	03.18.2022

OPINION ON THE CAPITAL BUDGET PROPOSAL

ELETROBRAS

Proposed capital budget for the year 2022

Eletrobras' capital budget in the total amount of BRL 5,712 million for the year 2022 was an integral part of the Business and Management Master Plan 2022 – 2026 ("PDNG"), approved by the Board of Directors on December 17, 2021. Accordingly, the Company is proposing the retention of R$ 1,112 million based on article 196 of Law 6,404/1976. Acording to the presented by Eletrobras, the application of capital refers to the reinforcement of the Company's consolidated working capital, adapting it to the cash flow, speeds and terms of realization of assets and settlement of liabilities, neutralizing any pressures on punctuality and payment of obligations, including the effort to reduce indebtedness (bank financing).

Capital Applications and Funding Sources

	R$ million
Capital Applications	**5,712**
Funding Sources	**5,712**
Operating cash generation after taxes	504
Existing cash and equivalent balance resources	4,096
Retention of Profit of art. 196 of the LSA	1,112

This Fiscal Council, in the exercise of its powers, gives a favorable opinion on the submission of this proposal to the deliberation of the 62nd Annual Shareholders' Meeting of the Company.

Rio de Janeiro, March 18, 2022.

DOMINGOS ROMEU ANDREATTA
Fiscal Council Chairman

ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE
Board Member

CARLOS EDUARDO TEIXEIRA TAVEIROS
Board Member

RAFAEL REZENDE BRIGOLINI
Board Member

THAÍS MÁRCIA F. MATANO LACERDA
Board Member

Eletrobras

FISCAL COUNCIL
527thª Meeting

03.18.2022

FINANCIAL STATEMENTS OPINION

12.31.2021

The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras, within the scope of its legal and statutory attributions, received the Management Report and examined the individual and consolidated financial statements of Eletrobras, referring to the fiscal year ended December 31, 2021, comprising the Balance Sheet, Income Statement of the Year, Statement of Added Value, Statement of Comprehensive Income, Statement of Cash Flows and the explanatory notes to the financial statements, accompanied by the Independent Auditors' Opinion, as well as the proposal relating to the allocation of income for the year.

This Fiscal Council, considering the monitoring work of the Company, parent company and consolidated, the information provided by the Company throughout the year, the analysis of the documentation presented and the Independent Auditors' Report - PWC, understands that the referred documents, highlighting the emphasis contained in the Independent Auditors' Report, are in a position to be submitted for deliberation by the Company's Ordinary General Shareholders' Meeting.

Rio de Janeiro, March 18, 2022.

DOMINGOS ROMEU ANDREATTA
Fiscal Council Chairwoman

ANTÔNIO EMILIO BASTOS DE AGUIAR FREIRE
Board Member

CARLOS EDUARDO TEIXEIRA TAVEIROS
Board Member

THAÍS MÁRCIA F. MATANO LACERDA
Board Member

RAFAEL REZENDE BRIGOLINI
Board Member

Eletrobras	MEMORANDUM	Date: 03/17/2022 PRJ – 0027/2021

From:	Rafael Gusmão Rodrigues de Andrade
To:	Investor Relations
Subject:	Call for the 62nd AGO of Eletrobras.
Reference:	DFR- 027/2022 Memorandum EMP–2022/0057

Mrs. Superintendent of DFR sends us, by means of the above memorandum, a matter requesting an analysis of this PRJC, from a legal point of view, of Eletrobras' Management Proposal pertaining to the Annual Shareholders' Meeting ("ASM"), to be virtually held on April 22, 2022, at 2 p.m. to resolve on the following agenda:

"Business to be resolved at ASM:

1. To receive the Managers' accounts, review, and vote on the Management Report and the Complete Financial Statements of the Company for the accounting year ending as of December 31, 2021;
2. To resolve on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2021, and on the distribution of dividends;
3. To set the global compensation of Managers, the Company's Fiscal Board members, and the members of the Statutory Audit and Risk Committee.

Having considered the facts, the legal questions connected to the inquiry under examination are analyzed, and the convenience and timeliness of the contents of the Management Proposal are not matters of a legal nature.

1. General Considerations connected to the Shareholders' Meetings

1.1. Call

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 124[1] et seq of Act 6404/1976 ("LSA"), the regular call of shareholders shall be made

[1] Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of amendment of the Articles of Incorporation.
Paragraph 1 The first call of the shareholders' meeting shall be made:

by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders' Meeting, and the agenda.

It should be noted that Article 124, Paragraph 6 of the LSA, which requires publicly-held companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are

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I - in the closely-held corporations, at least eight (8) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least five (5) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

Paragraph 2. Shareholders' Meeting must be held, preferably, at the building where the company is headquartered or, following an event of force majeure, somewhere else, provided it takes place in the same City of the headquarters and clearly identified in the call notice.

Paragraph 2-A. Without prejudice of the extent set out in paragraph 2 hereof, the companies, either publicly-held or private, may hold digital meetings, pursuant to the rules of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

Paragraph 3. In closed held corporations, a shareholder representing five percent (5%) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company's managers for damages.

Paragraph 4. Regardless of the formalities foreseen in this article, the shareholders' meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5. The Brazilian Securities and Exchange Commission may, at its sole discretion, by reasoned decision of its Collective Body, at the request of any shareholder, and after hearing the company:

I - increase, to up to thirty (30) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders' meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of a special shareholders' meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed resolution to the meeting breaches legal or regulatory provisions.

Paragraph 6. Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for resolution in shareholders' meeting.

mostly negotiated. It is also noted that such obligation is additional to those required by Articles 133[2] and 135[3], Paragraph 3 of the same legal provision.

It should also be that Article 121 of LSA provides for the opening, holding and recording of the shareholders' meeting: the online attendance of the publicly-held company's shareholder.

The primary objective of this innovation was to suppress absenteeism of the company's minority shareholders, which sometimes deem the costs connected to obtaining information and traveling to the venue an obstacle to the intended corporate activism, and the underlying improvement of the capital market. As stated by Modesto Carvalhosa, "*online attendance does not hinder in any way the full exercise of the right to participate, debate, protest and vote reasonably*."

Shareholders who participate online in a shareholders' meeting are entitled to participate in all discussions regarding the matters, being able to present their motions, protests and dissenting votes, which shall be included as attachments to the respective minutes. In this regard, Articles 100[4], Paragraph 2, and 127[5], sole paragraph, all of LSA, should be fulfilled.

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[2] Article 133. The managers should communicate, no later than one (1) month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:
I - the management's report on the corporate business and the main administrative facts of the accounting year then ended;
II - copy of the financial statements;
III - the opinion of independent auditors, if any.
IV - the opinion of the fiscal board, including dissenting votes, if any; and
V - other documents relevant to the business included in the agenda.
Paragraph 1. The notices shall state the place or places where the shareholders may arrange copies of these documents.
Paragraph 2. The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.
Paragraph 3. The documents referred to in this article, except for those included in items IV and V, shall be published at least five (5) days before the date set for holding the shareholders' meeting.
Paragraph 4. The shareholders' meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.
Paragraph 5. The publication of the notices is exempted when the documents referred to in this article are published until one (1) month before the date scheduled for holding the ordinary shareholders' meeting.

[3] Article 135. The special shareholders' meeting that aims at the amendment of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.
(...)
Paragraph 3. The documents relevant for the matter to be discussed at the special shareholders' meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

[4] "Article 100. In addition to the mandatory books for any merchandising business, the company must have the following ones, which shall meet the same legal formalities:
(...)
Paragraph 2. In publicly-held companies, the books referred to in items I to V of the **head provision** of this article may be replaced, subject to the rules issued by the Brazilian Securities and Exchange Commission, with mechanical or electronic records."

[5] "Article 127. Before opening the meeting, shareholders shall sign the "Attendance Book," stating their name, nationality and residence, as well as the number, type and class of shares they hold.

It should be noted that pursuant to Article 121, sole paragraph of the LSA[6], after amendment to Act 14030/2020, the shareholder of publicly-held company is allowed to participate and vote in a general shareholders' meeting remotely.

At this point, CVM Instruction No. 481, as amended by CVM Instruction 622/2020, Article 4[7]III, determines that the call notice must include, if remote participation via electronic system is permitted, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.

Paragraph 3 of Article 5[8] of the abovementioned Instruction allows the company to demand that the shareholder who intends to participate via electronic system deposit the documents listed in paragraph 1 within two (2) days before the date in which the meeting is to be held.

In view of the foregoing, there is no legal impediment to holding the concerned shareholders' meeting in an exclusively virtual format.

With regard to the opening of ASM, Article 125 of LSA establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof.

Sole Paragraph. For all purposes of this Law, a shareholder who registers his/her presence remotely is considered to be present at the shareholders' meeting, as provided for in the regulations of the Brazilian Securities and Exchange Commission."

[6] "Article 121. The shareholders' meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.
Sole Paragraph. In publicly-held or private companies, the shareholder may remotely participate and vote at a shareholders' meeting, in accordance with the regulations of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

[7] "Article 4. The call notice for general shareholders' meetings must include:
(...)
III – if remote participation via electronic system is permitted, under the terms of Article 21-C, paragraph 2, item II, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders' meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means."

[8] "Article 5 The call notice must list the documents required for shareholders to be admitted to the general shareholders' meeting.
(...)
Paragraph 3. The company may require that the shareholder who intents to participate via electronic system, pursuant to Article 21-C, II, deposit the documents listed in paragraph 1 within two (2) days before the date in which the meeting is to be held."

In this regard, it should be noted that opening quorum is different from the resolution quorum (Articles 129[9] and 136[10] of LSA). The first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the resolutions.

With regard to the resolution quorum, it should be noted that, as a general rule, the LSA, in Article 129, established the majority principle while setting forth in the head provision that the resolutions shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the resolutions taken at a shareholders' meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

2. Business Object of Shareholders' Meeting

In accordance with Article 131 of LSA[11], the Shareholders' Meeting is ordinary when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special in the other cases[12].

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[9] Article 129. The resolutions of the shareholders' meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

[10] Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company's Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a resolution on:
I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;
II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;
III - reduction of the mandatory dividend;
IV - consolidation of the company, or its merger into another one;
V - participation in a group of companies (Article 265);
VI - change of the corporate purpose;
VII - end of the company's liquidation status;
VIII - establishment of the participation certificates;
IX - company's spin-off;
X - company's dissolution.
Paragraph 1. In the cases of items I and II, the effectiveness of the resolution depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.
Paragraph 2. The Brazilian Securities and Exchange Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders' meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Brazilian Securities and Exchange Commission shall be mentioned in the call notice and the resolution with a reduced quorum may only be adopted on a third call.
Paragraph 3. The provisions of paragraph 2 of this article shall also apply to the special shareholders' meetings referred to in paragraph 1.
Paragraph 4. It shall be included in the minutes of the general meeting that resolve on the matters under items I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders' meeting set forth in Paragraph 1.

[11] Article 131. The shareholders' meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

[12] Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) shareholders' meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the

In addition, ASM must be held annually, in the first four months following the end of the accounting year, to privately resolve on the matters listed in the items of Article 132 of LSA, transcribed below:

> "I - take the accounts of the managers, examine, discuss and vote the financial statements;
> II - resolve on the allocation of the net income for the year and the distribution of dividends;
> III - elect the managers and members of the fiscal board, when applicable;
> IV - approve the inflation adjustment of the capital (Article 167)."

Once the general questions hereunder are resolved, we will review the legal aspects of the Call Notice and draft Management Proposal.

As for item 1, which refers to the managers' accountability and resolution of the Financial Statements, this is a matter that reflects the exercise per se, by the shareholders, of the essential right to inspect the management of corporate businesses, by virtue of Article 109, III of LSA[13]. It essentially concerns the accountability of managers, according to which they inform the shareholders that elected them about the equity situation and result of the previous accounting year, in a reliable manner and abiding by all accounting and corporate regulations. The approval of the managers' proposal, at the ASM, has the capacity to release them from any responsibility, as well as the Fiscal Board's members that have expressed a favorable opinion[14], except in cases of error, fraud, willful misconduct or simulation[15]. It should be noted, however, that the matter has a predominantly economic-financial nature, and should be evaluated by the competent areas of the company.

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managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167).

[13] Article 109. Neither the Articles of Incorporation nor the Shareholders' Meeting may deprive the shareholder of the rights to:
(...)
III - inspect, in the manner provided for under this Law, the management of corporate businesses;

[14] In this regard, the warnings made by Nelson Eizirik are relevant in the sense that managers' accountability unfolds in different expository pieces: the financial statements, "in literal language", and the management report, "in cursive language", being certain that the Shareholders' Meeting may approve the first if found in compliance with accounting and corporate rules, but reject the second for considering the management of social affairs somewhat reckless and vice versa (in this respect, see *A Lei das S/A Comentada – artigos 80 ao 137,* Vol. II, SP: Quartier Latin, 2015, pp. 433-444).

[15] Article 134. Once the shareholders' meeting is opened, if required by any shareholder, the documents referred to in Article 133 and the opinion of the fiscal board, if any, shall be read, and submitted to the board for discussion and voting.
(...)
Paragraph 3 The unreserved approval of the financial statements and accounts relieves managers and auditors from liability, except for error, fraud, willful misconduct or simulation (Article 286).

With regard to item 2, which provides for the proposal of the Company's management for the allocation of the results for the year, pursuant to Article 192[16] of LSA, it is incumbent upon the management bodies to present to ASM, together with the financial statements, a proposal on the allocation, in full, to be made to the net income for the year.

In this regard, the draft Management Proposal proposes the destination in the following terms:

- As provided for in the Brazilian Corporation Law, 5% (five percent) of the net income for the year, corresponding to **R$ 282,307 thousand**, must be allocated to the Legal Reserve;

- As provided for in article 196 of the Brazilian Corporation Law, Management submits to the Shareholders' Meeting the Capital Budget Proposal contained in Annex 04, and proposes that a portion of net income equivalent to **R$ 1,112,161 thousand** be withheld. The Fiscal Council's Opinion regarding the Capital Budget Proposal can be found in Annex 06 of this Management Proposal.

- As provided for in Art. 57, II, of the Company's current Bylaws, 50% (fifty percent) of the net income for the fiscal year ended December 31 may be allocated to the Statutory Investment Reserve. Therefore, Management proposes that the amount of **R$ 2,823,071 thousand** be allocated to the Statutory Investment Reserve.

- As provided for in Art. 57, I, of the Company's Bylaws in force, 1% (one percent) of the net income for the fiscal year ended December 31 may be allocated to the Statutory Reserve for Studies and Projects. Therefore, Management proposes that the amount of **R$ 56,461 thousand** be allocated to the Statutory Reserve for Studies and Projects;

- As provided for in article 56, paragraph one, of the Bylaws, 25% (twenty-five percent) of the adjusted net income for the fiscal year ended December 31 is paid as mandatory dividends. Therefore, Management proposes that mandatory dividend amounts of **R$ 1,340,958 thousand** be declared and paid by December 31, 2022, as provided for in paragraph three of article 205 of the Brazilian Corporation Law.

In order of exposition of the Administration Proposal, the legal reserve is provided for under Article 193[17] of LSA, which establishes that 5% of the net income for the year will be allocated to the constitution of the legal reserve, which will not surpass 20% of the capital. According to the law, the purpose of said reserve is to ensure the integrity of the capital and may only be used to offset losses or increase capital, only allowing the company to stop constituting it in the

[16] Article 192. Jointly with the financial statements for the year, the company's management bodies shall submit to the shareholders' meeting, subject to the provisions of Articles 193 to 203 and the Articles of Incorporation, a proposal on the allocation to be made to the net income for the year.

[17] Article 193. Out of the net income for the year, five percent (5%) will be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the capital stock.
Paragraph 1. The company may stop constituting the legal reserve in the year in which the balance of said reserve, plus the amount of the capital reserves referred to in paragraph 1 of Article 182, surpasses 30% (thirty percent) of the capital.
Paragraph 2. The purpose of the legal reserve is to ensure the integrity of the capital and may only be used to offset losses or increase capital.

year in which the balance of this reserve, plus the amount of capital reserves referred to in Paragraph 1 of Article 182[18] of Law 6404/76, surpasses 30% of the capital.

Article 196 of the LSA provides that the retention of a portion of the profits must be proposed by the management bodies, with the shareholders meeting at the General Meeting being responsible for the deliberation, requiring the law that the proposal be based on a capital budget, which can be approved by the AGO to resolve on the balance sheet for the year. The only caveat is that retained earnings must be appropriated after deduction of an amount sufficient to pay the mandatory dividend[19].

Article 194[20] of Law LSA provides for the reserve under the Articles of Incorporation, which may only be created if the Articles of Incorporation accurately and thoroughly establishes its purpose; to establish the criteria to determine the annual portion of the net profits that will be allocated to its constitution; and establish the maximum reserve limit. Based on this provision, Management proposes the constitution of a Statutory Investment Reserve and a Statutory Reserve for Studies and Projects, provided for in items II and I of art. 57 of the Company's Bylaws, respectively.

As for dividends, the precept contained in art. 202[21] of Law No. LSA, which establishes that mandatory dividends are those established by law and that, in case of omission of the bylaws,

[18] Article 182. The share capital account shall specify the amount subscribed and, by deduction, the portion not yet realized.
Paragraph 1 Accounts that record the following will be classified as capital reserves:
a) contribution of the subscriber of shares that exceeds the nominal value and part of the issue price of shares with no par value that exceeds the amount used to form the share capital, including in the cases of conversion into debenture stock or participation certificates;
b) the proceeds from the sale of participation certificates and subscription bonus;
c) (revoked);
d) (revoked).

19 CARVALHOSA, Modesto. Comments on the Corporation Law. v.3. volume II. São Paulo: Saraiva, 2003, p. 752

[20] Article 194. The Articles of Incorporation may create reserves provided that, for each one:
I - it accurately and thoroughly appoints its purpose;
II - it sets the criteria for determining the annual portion of net profits that will be allocated to its constitution; and
III - it establishes the maximum reserve limit.

21 Art. 202. Shareholders are entitled to receive as a mandatory dividend, in each year, the portion of the profits established in the bylaws or, if this is omitted, the amount determined in accordance with the following rules:
I - half of the net income for the year, reduced or increased by the following amounts:
a) amount destined for the constitution of the legal reserve (art. 193); and
b) amount destined for the formation of the reserve for contingencies (art. 195) and reversal of the same reserve formed in previous years;
II - the payment of the dividend determined under the terms of item I may be limited to the amount of net income of the year that has been carried out, provided that the difference is recorded as an unrealized profit reserve (art. 197);
III - the profits recorded in the unrealized profits reserve, when realized and if they have not been absorbed by losses in subsequent years must be added to the first dividend declared after realization.
§ 1 The bylaws may establish the dividend as a percentage of profit or share capital, or establish other criteria to determine it, as long as they are regulated with precision and detail and do not subject shareholders

the mandatory dividend cannot be less than 25% (twenty and five percent) of the adjusted net income pursuant to the aforementioned article. In this way, the Management proposes the declaration of mandatory dividends in compliance with the percentage fixed in the applicable devices.

Furthermore, it should be noted that, according to Article 205[22]of LSA, the company shall pay the dividend of registered shares to the person that, on dividend statement date, is stated as the owner or beneficial owner of the share.

Therefore, the proposal of the company's management on the allocation of the results for the year, in the opinion of this PRJ, is in line with the applicable laws, with no legal hindrance to its resolution, however, this Superintendent's Office refrains from expressing an opinion on the values proposed, since they are devoid of a legal nature.

With regard to item 3, although such matter is not expressly provided in Article 132 of LSA, it should be noted that the ASM is responsible for establishing the compensation of managers and Fiscal Board, since the managers' compensation, and that of the members of the Fiscal Board, should be estimated in the budget, which should also be approved in the said bidding, otherwise it shall not reliably represent the Company's expenses. Furthermore, the compensation is a matter arising under III of Article 132 of LSA, which, when providing for the election of managers, usually already includes the respective compensation.

Jurist Modesto Carvalhosa states in the same sense, as follows:

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minority shareholders at the discretion of the management bodies or the majority.

§ 2 When the statute is silent and the general meeting decides to amend it to introduce a rule on the matter, the mandatory dividend cannot be less than 25% (twenty-five percent) of the adjusted net income under the terms of item I of this article.

§ 3 The general meeting may, provided there is no opposition from any shareholder present, resolve on the distribution of a dividend lower than the mandatory one, under the terms of this article, or the retention of all net income, in the following companies:

I - publicly-held companies exclusively for raising funds through non-convertible debentures;

II - closely-held companies, except for those controlled by publicly-held companies that do not fit the condition provided for in item I.

§ 4 The dividend provided for in this article will not be mandatory in the fiscal year in which the management bodies inform the annual general meeting that it is incompatible with the company's financial situation. The advice tax, if in operation, must give an opinion on this information and, in a publicly-held company, its administrators will forward to the Securities and Exchange Commission, within 5 (five) days of the general meeting, explanatory statement of the information transmitted to the meeting.

§ 5 The profits that are no longer distributed under the terms of § 4 will be recorded as a special reserve and, if not absorbed by losses in subsequent years, must be paid as a dividend as soon as the company's financial situation.

§ 6. Profits not intended under the terms of arts. 193 to 197 are to be distributed as dividends.

[22]Article 205. The company shall pay the dividend of registered shares to the person that, on dividend statement date, is stated as the owner or beneficial owner of the share.

> "The shareholders' meeting is the only competent body to set the overall compensation of both the directors and officers. The Articles of Incorporation only establishes some parameters, bases or criteria for the resolution at the shareholders' meeting.
> The powers to determine the direct and indirect compensation and also the non-statutory share of the managers in the company profits are of the ordinary shareholders' meeting, and should do so concurrently with the election of the managers and, if applicable, annually, when one of their terms of office expires.[23]"

In due time, the provisions of LSA, in the sense that the compensation of board directors and fiscal directors shall be set at the Shareholders' Meeting, pursuant to Articles 152[24] and 162, Paragraph 3[25], respectively, of said law, so that there is no obstacle to resolution of the matter in the ASM.

Furthermore, in relation to the remuneration of the members of the Company's Audit and Risk Committee, art. 16[26], III of the Eletrobras Bylaws is this matter within the competence of the Annual Shareholders' Meeting, reflecting the provision of §8 of art. 38[27] of Decree No. 8.945/2016.

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[23] CARVALHOSA, Modesto. *Comentários à Lei de Sociedades Anônimas.* São Paulo: Saraiva, 2009, v. 3. p. 263.

[24] Article 152. The shareholders' meeting shall determine the total or individual amount of the managers' compensation, including benefits of any nature and representation fees, taking into account their responsibilities, the time spent on their duties, their professional competence and reputation, as well as the value of their services in the market.
Paragraph 1. The company's Articles of Incorporation that establishes the mandatory dividend in twenty-five percent (25%) or more of the net income, may attribute to the managers a share in the company's profit, provided that its total does not exceed the annual managers' compensation nor 0.1 (one tenth) of profits (Article 190), whichever is the lower.
Paragraph 2. The managers shall only be entitled to sharing in the profit of the accounting year in which the mandatory dividend referred to in article 202 is attributed to the shareholders.

[25] Article 162 (....)
(...)
Paragraph 3. The compensation of the fiscal board's members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the shareholders' meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

[25] Article 162 (....)
(...)
Paragraph 3. The compensation of the fiscal board's members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the shareholders' meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

[25] Article 162 (....)
(...)
Paragraph 3. The compensation of the fiscal board's members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the shareholders' meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

It should be noted that, pursuant to art. 38[28], paragraph 9 above Decree, if there are members of the Company's Board of Directors holding a position on the Audit and Risk Committee, they must opt for the remuneration of a member of said Committee.

In this sense, the Management explains about the compensation of the Managers that:

> It should be noted that the process of setting the compensation of Eletrobras' Managers, pursuant to Decree 10072/19, is guided by the guidelines of the State-Owned Companies Coordination and Governance Secretariat (SEST), which in 2022 established, once more, that there should be no adjustment of fees for all state-owned companies, regardless of the specifics of each organization.
>
> In this context, it is worth noticing that, in the vision of the Management, aspects capable of allowing comparison of compensation levels at Eletrobras against those practiced by companies of similar size and features should be aggregated in order to adjust the current compensation of managers in line with challenge levels, complexity and responsibilities assigned to position of Managers and members of the Company's Fiscal Board and Statutory Audit and Risk Committee. We understand the non-correlation regarding the compensation difference of Eletrobras' managers, consequent maintenance of payment of amounts below those existing in the relevant market, implies relevant risk to the Company, as it does not allow the effective retention and attraction of talents and leaderships, which may compromise its results.
>
> Notwithstanding the risks pointed out, but considering guidelines set by SEST, the compensation proposal establishes that there is no adjustment in the fees of each member of the Executive Board. As a result, there will also be no adjustment for the members of the Board of Directors, Fiscal Board, and Statutory Audit and Risk Committee, providing that their compensation is pegged to the Executive Board's compensation.
> (...)
> In this context, in strict compliance with Circular/Annual Letter-2022-CVM/SEP, the Company recommends approval of global compensation of Managers, members of the Fiscal Council, and Statutory Audit and Risk Committee, for the above period, at the sums hereunder, which do not take social security contributions payable by Eletrobras (INSS) into account:
>
> (i) Global Amount, without social security contributions payable by Eletrobras (INSS) for Managers (Officers and Directors): BRL 14,491,939.09 (fourteen million, four hundred and ninety-one thousand, nine hundred and thirty-nine Brazilian Reais, and nine cents), of which BRL 13,969,664.27 (thirteen million, nine hundred and sixty-nine thousand, six hundred and sixty-four Brazilian Reais, and twenty-seven cents) to the Officers, and BRL 522,274.82 (five hundred and twenty-two thousand, two hundred and seventy-four Brazilian Reais, and eighty-two cents) for the members of the Board of Directors;

[25] Article 162 (....)
(...)
Paragraph 3. The compensation of the fiscal board's members, in addition to the compulsory reimbursement of travel expenses and accommodations necessary for the performance of the position, shall be set by the shareholders' meeting that elects them, and may not be lower for each member in office, to ten percent of the average, attributed to each officer, not counting benefits, representation funds, and profit sharing.

(ii) Global Amount, without social security contributions payable by Eletrobras (INSS) to the Fiscal Council: BRL 326,421.76 (three hundred and twenty-six thousand, four hundred and twenty-one Brazilian Reais, and seventy-six cents);

(iii) Global Amount, without social security contributions payable by Eletrobras (INSS) to the Statutory Audit and Risk Committee: BRL 1,958,530.58 (one million, nine hundred and fifty-eight thousand, five hundred and thirty Brazilian Reais, and fifty-eight cents).

In view of the foregoing, no obstacle is seen, from a legal point of view, for resolution on Item 3, however, this Department refrains from expressing an opinion on the amounts and rationale for setting individual compensation, since they are devoid of a legal nature.

As for the internal approval of the issue, it should be approved by the Executive Board, in accordance with Article 48, I of ELETROBRAS' Articles of Incorporation, followed by the referral to the Company's Board of Directors, based on Article 36, LXIII of Eletrobras' Articles of Incorporation, for subsequent call of the shareholders' meeting of Eletrobras, in accordance with Article 142[29], IV of LSA.

It should be noted that the legal understanding set out in this opinion is purely opinionated, which is the position which we think is more in line with the applicable laws.

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26 Art. 16- The Ordinary General Meeting will be held within the first four months following the end of the fiscal year, on a day and time previously fixed, for:

(...)

III - elect and dismiss the members of the Board of Directors and the Fiscal Council and set the remuneration of the administrators, members of the Fiscal Council, members of the Audit and Risk Committee and members of the other Statutory Committees, in compliance with the applicable legislation.

27 Art. 38. The state-owned company must have a Statutory Audit Committee as an auxiliary body of the Board of Management of the company, if any, or of its parent company, to which it will report directly, subject to the provided in art. 16.

(...)

§ 8 The remuneration of the members of the Statutory Audit Committee will be fixed by the general meeting, in amount not less than the remuneration of the Supervisory Board members.

28

Art. 38. (...)

(...)

§ 9 The members of the Board of Directors may occupy a position on the Statutory Audit Committee of the company, provided that they opt for the remuneration of a member of the aforementioned Committee

29 Article 142. The Board of Directors shall:

(...)

IV - call the shareholders' meeting when it deems it feasible, or in the case of Article 132;

Based on the foregoing, the Management Proposal for the 62nd AGO of Eletrobras submitted for evaluation, for the purpose of analyzing this PRJ, is ratified.

Sincerely,

Rafael Gusmão Rodrigues de Andrade

Acting Legal Superintendent – PRJ